3-1-02

1089642
1-14932

EXECUTED COPY

MAR 14 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024318

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

For the month of March 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....



UPM

UPM-Kymmene

Annual Report

2001

Financial information in 2002

During the 2002 financial period, UPM-Kymmene will publish the following financial information in Finnish, Swedish, English, German and French:

5 February 2002	Financial Review 2001
25 April 2002	Interim Review for January – March
30 July 2002	Interim Review for January – June
24 October 2002	Interim Review for January – September

These publications can be ordered from UPM-Kymmene's Head Office, address P.O. Box 380, 00101 Helsinki, Finland, tel. +358 204 15 0022, Corporate Communications, or fax +358 204 15 110. Bulletins can also be found on UPM-Kymmene's Internet pages, address http://www.upm-kymmene.com

Stock exchange listings

UPM-Kymmene's shares are listed on the Helsinki and New York stock exchanges.

On the New York Stock Exchange, trading is in American Depository Receipts (ADR). One UPM-Kymmene ADR is equivalent to one share in the company.

Helsinki Exchanges: Trading code UPM1V
New York Stock Exchange: Trading code UPM

UPM-Kymmene Investor Relations

Tel. +358 204 15 0033
Fax +358 204 15 0303
E-mail: ir@upm-kymmene.com





Contents

Turnover


10,000
M€
8,000
6,000
4,000
2,000
0
92 93 94 95 96 97 98 99 00 01
Businesses disposed of
Current businesses

Operating profit


2,000
M€
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01
Capital gains, net

Profit (loss) before extraordinary items


2,000
M€
1,500
1,000
500
0
-500
92 93 94 95 96 97 98 99 00 01
Capital gains, net

Return on equity


25
%
20
15
10
5
0
neg.
neg.
92 93 94 95 96 97 98 99 00 01
Capital gains, net

Return on capital employed


25
%
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01
Capital gains, net

Capital expenditure excluding acquisitions


1,000
M€
800
600
400
200
0
92 93 94 95 96 97 98 99 00 01

Equity ratio


50
%
40
30
20
10
0
92 93 94 95 96 97 98 99 00 01

Gearing


250
%
200
150
100
50
0
92 93 94 95 96 97 98 99 00 01

Net interest-bearing liabilities


7,000
M€
6,000
5,000
4,000
3,000
2,000
1,000
0
92 93 94 95 96 97 98 99 00 01

Earnings per share


5
€
4
3
2
1
0
-1
-2
92 93 94 95 96 97 98 99 00 01
Capital gains, net

Dividend per share (2001: proposal)


2.50
€
2.00
1.50
1.00
0.50
0
92 93 94 95 96 97 98 99 00 01
Extra dividend

Equity per share


30
€
25
20
15
10
5
0
92 93 94 95 96 97 98 99 00 01

	2001	2001 [1] (pro forma)	2000	1999
Turnover, € million	***9,918***	*11,027*	9,583	8,261
Operating profit, € million	***1,614***	*1,794*	1,717	1,573
Profit before extraordinary items, € million	***1,333***	*1,404*	1,717	1,398
Earnings per share, €	***3.85***	*3.88*	4.77	3.77
Dividend per share (2001: Board's proposal), €	***1.50***		1.50	2.15 [2]
Cash flow from operating activities per share, €	***6.64***		6.38	4.79
Return on equity, %	***15.5***		21.9	19.2
Gearing ratio at end of period, %	***89***		69	55
Shareholders' equity per share at end of period, €	***26.18***		23.45	20.46
Capital expenditure and acquisitions, € million	***3,850***		2,175	609

[1] Pro forma figures for 2001 calculated as if Haindl had been acquired on 1 January 2001.

[2] Includes an extra dividend of € 0.90.

Formulae for calculation of indicators are shown on page 71.

- ***Haindl's four paper mills bought for € 2.7 billion.***
- ***Profit for 2001 was good in a weaker market.***
- ***Converting operations continued to grow through acquisitions and investments.***
- ***The company's papers business was formed into a single profit-responsible business area.***

Turnover by division*


€ million
Magazine Papers 34%
Newsprint 10%
Fine and Speciality Papers 23%
Converting Industry 14%
Wood Products Industry 14%
Other operations 5%
0
1,000
2,000
3,000
4,000
2001
2000

Operating profit by division*
(excluding net capital gains)


€ million
Magazine Papers
Newsprint
Fine and Speciality Papers
Converting Industry
Wood Products Industry
Other operations
0
100
200
300
400
500
600
700
2001
2000

** Divisional reporting in accordance with organization introduced on 1 January 2002.*



The financial result was good, and we met our main targets.

We continued our growth by acquiring four competitive paper mills from Haindl.

In January this year we introduced a new organizational structure better suited to our current business operations.

Earnings for 2001 were good despite low capacity utilization at our paper mills. Although the result was not as good as in 2000, which was a record year, it enables us to keep the dividend payment the same as last year.

Thanks to good earnings and net capital gains, the balance sheet is solid despite substantial investments made during the year.

The main event during 2001 was the acquisition of four paper mills from the German company Haindl. I am particularly pleased with the success of this deal, as our company has been interested in Haindl for a long time. We had predicted that acquisition of all Haindl's six paper mills would encounter some opposition from the competition authorities, and the purchase of two of the mills by Norske Skog was a carefully considered move.

The acquisition was in line with our strategy of growth, as it greatly strengthens our position as a manufacturer of printing papers. Haindl's products are a good complement to our own range, and enable us to provide our customers with a better local service in the key markets of Europe. The acquisition will considerably increase our use of recycled fibre, bringing a better balance to our raw material base.

At 2.7 billion euros, the total cost of the transaction can be considered reasonable. Thanks to earlier investments, the mills acquired are among the best in the world. This is reflected in the company's profitability, which has been one of the best in the industry. Haindl has met, indeed surpassed, the expectations set during the negotiation process. We expect substantial synergies, which in turn will generate greater value for our shareholders.

Other major investments during the year were the rebuild of Kymi's fine paper machine number 8 and modernization of PM 1 at Kaukas paper mill. The Miramichi and Changshu mills are now included in our figures for the first full year.

Restructuring of the forest industry continued on a broad front during the year. UPM-Kymmene is prepared, should suitable opportunities arise, to make further acquisitions that will lead to a stronger market position and greater shareholder value.

The divestments of non-core assets and major investments and acquisitions in recent years led us to introduce a new organizational structure better suited to our current operations. Under the new organization, all paper and pulp production is under the same management. The new structure was introduced in conjunction with the integration of Haindl to ensure the placement of Haindl's employees and management in the new organization.

The Converting Industry and Wood Products Industry business areas now have even greater independence. The conditions under which they compete and their internal dynamics are quite different from those of the paper industry. Yet at the same time they provide a good complement to our paper manufacturing operations, and we are therefore seeking growth in these sectors too. Examples of this include the acquisition of Rexam PLC's siliconizing business, which has made Loparex the world market leader in this field. Raflatac's position in the vast markets of the US has been strengthened by the factory investment in North Carolina.

Investments and development within the Wood Products Industry business area have also progressed well. Work has continued to improve the productivity and value-added of sawmilling. Investments at Pellos plywood mill and Seikku sawmill were the main projects during the year. Purchase of a controlling interest in the plywood manufacturer ZAO Chudovo-RWS has strengthened our position in Russia.

In all our operations we seek to meet the strictest international criteria concerning the environment. During the year we continued as planned with environment-related monitoring and projects.

UPM-Kymmene now has more than 36,000 employees. Each and every one is important to our company's success. I want to take this opportunity to express my gratitude to our skilled and highly motivated employees for all their hard work.

I also want to thank our customers, suppliers and other partners. Cooperation with them has again proved to be one of the keys to our success. I am grateful to our shareholders for their confidence, which is the foundation on which we can go forward as a company and build a common future.

The prospects for 2002 are overshadowed by weak economic growth in our main markets and its effects on demand for paper. Capacity utilization rates will thus be low during the first part of the year. Nevertheless, the rise in market confidence following the fall in interest rates gives us reason to believe that economic activity, and with it demand for paper, will recover during the current year.

Juha Niemelä



Clear goals

UPM-Kymmene's goal is to be one of the world's leading companies in the paper industry and to achieve growth exceeding the industry's average.

UPM-Kymmene wants to be the preferred supplier for its customers, to offer its employees rewarding work, and to increase its shareholder value.

The company's businesses focus on printing papers, on speciality papers and converted products based on the Group's own development work, and on wood products.

It is UPM-Kymmene's goal to grow faster than the industry average and to achieve top supplier status in selected products and markets. The aim is to satisfy customers' needs so well that the company becomes the supplier of choice for its customers.

UPM-Kymmene seeks to provide its employees with rewarding work in a way that encourages each individual to show enterprise and the desire for self-improvement. The company secures good profitability by continuously improving the cost-effectiveness of its operations and by making use of new technology. UPM-Kymmene also seeks to maintain a strong financial position, allowing it to secure long-term development and to make effective use of capital markets. The financial goal is to increase shareholder value.

The company seeks to meet its financial objectives in a socially and ecologically sustainable way.

Financial objectives

UPM-Kymmene's objective is to be more profitable than its main competitors.

The long-range objective is to achieve a return on equity at last five percentage points above the yield of a risk-free investment such as the Finnish government's 10-year euro-denominated bonds. At the end of 2001, the minimum target for return on equity, as defined above, was 10.0%.

Internally, the long-range target for the profitability of business operations is a return of 15% on capital employed.

The aim is to keep the gearing ratio below 100%, which corresponds to an equity to assets ratio of over 40%.

Dividend policy

It is UPM-Kymmene's policy to distribute a dividend averaging over one-third of the profit for the financial period. The aim is to provide shareholders with a steady, growing annual dividend.

Meeting financial targets

		2001	2000	1999	1998	1997
Return on equity, %	Min. target	***10.0***	10.5	9.7	9.8	11.0
Return on equity, %	Achieved	***15.5***	21.9	19.2	21.8	16.6
excluding capital gains	Achieved	***12.9***	18.7	10.9	13.4	10.4
	Target			*Achieved*		
Equity to assets ratio, %	>40	***41.4***	46.0	47.0	45.3	40.1
Gearing ratio, %	<100	***89***	69	55	74	93
Dividend per share, EUR	Growing	***1.50***	1.50	2.15*	1.09	0.93
Dividend to earnings ratio, %	>33	***39.0***	31.4	57.0	28.6	35.4

* Includes an extra dividend of EUR 0.90.

Dividend per share (€) and dividend to earnings ratio (%)



2.00 €
1.50
1.00
0.50
0
% 60
45
30
15
0
97
98
99
00
01
Dividend per share
Extra dividend
Dividend to earnings ratio, %

Total shareholder return 1997–2001: average yield 24% a year



3,500
€
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Value of a EUR 1,000 investment, made at year-end 1996, at the end of each year assuming dividends received have been reinvested in the company's shares.

Strong player in the paper industry

UPM-Kymmene is the world's largest manufacturer of printing papers. In magazine papers, the company is the market leader. Turnover in 2001 was € 9.9 billion. The UPM-Kymmene Group has around 36,000 employees. The company's market capitalization at the end of 2001 was € 9.7 billion.

UPM-Kymmene is one of the most profitable companies in its field.

Business on a global scale

UPM-Kymmene has production plants in 17 countries, and its products are sold on all markets throughout the world.

Sales to the Group's most important markets – the EU countries and the United States – contribute about 85% of total turnover. On these main markets, products are sold via the Group's own sales network. Elsewhere, sales are handled by a wide network of agents.

UPM-Kymmene's converting business has its own global sales and marketing network. Wood products are sold mainly in Europe.

Papers

UPM-Kymmene has paper mills in Finland, Germany, Great Britain, France, Austria, the United States, Canada and China.

The acquisition of Haindl raised the Group's total papermaking capacity by a fifth to 11.8 million t/a.

UPM-Kymmene's comprehensive range of papers caters for even the most discerning customers. Papers are produced from a varied raw material base, and a high proportion of production is based on recycled fibre.

Magazine paper is used to produce magazines, newspaper supplements, printed advertising material and sales catalogues. Most of this magazine paper is supplied to buyers in Western Europe, with the United States the next most important market. UPM-Kymmene is the world's largest manufacturer of magazine paper, with an annual capacity of 5.5 million tonnes. This corresponds to about a fifth of the global market for magazine paper.

The Group manufactures newsprint for publishers and printers, as well as for other uses such as telephone directories and mail order catalogues. Almost all newsprint is sold on the Western European market, of which UPM-Kymmene has around 20%.

UPM-Kymmene's fine paper is supplied mainly to paper merchants, office supplies wholesalers, printers and converters. Uses for fine paper include copying and non-impact printing, direct mail advertising and specialist magazines. The range includes both coated and uncoated fine papers. The main markets for the Group's fine paper are in Western Europe and Asia. UPM-Kymmene is one of the leading suppliers of fine papers both in Europe and worldwide.

UPM-Kymmene's speciality papers comprise face and release papers for self-adhesive labels, white and brown sack and kraft papers, and white and tinted envelope papers. Face and release papers are used to produce self-adhesive labelstock, while envelope papers are sold to converters. UPM-Kymmene is the world's largest producer of label papers and Europe's leading producer of envelope papers.

Converted products

UPM-Kymmene's converting units manufacture self-adhesive labelstock (Raflatac), siliconized papers (Loparex), industrial wrappings (Walki Wisa) and packaging films (Walki Films).

Raflatac is Europe's leading supplier of self-adhesive labelstock. Raflatac has production plants in five countries in Europe and in the United States, Australia, Malaysia, China and South Africa.

Loparex manufactures siliconized release materials for hygiene products, self-adhesive labels and industrial uses. Loparex is the world's biggest producer of siliconized papers, and has production in Finland, Great Britain, the Netherlands and the United States.

Walki Wisa produces industrial wrappings for manufacturers of paper, wood and steel products. As a manufacturer of industrial wrappings the company is the European market leader. Walki Wisa also manufactures packaging and composite materials for the packaging industry and for technical purposes. It has production plants in Germany, Great Britain and Finland.

Walki Films produces vacuum and modified atmosphere packaging films for the food industry. Walki Films is among Europe's leading manufacturers of these products.

Wood products

UPM-Kymmene Wood Products is Europe's third largest producer of sawn timber. It is Europe's biggest plywood manufacturer and one of the world leaders in the manufacture of high-quality plywoods.

In plywood production, the company's strengths cover not just standard plywood grades but also special plywoods and veneers. The main customers are the building and transport vehicle industries.

UPM-Kymmene Wood Products also includes chains of builders' merchants specializing in wood-based materials in Finland, Great Britain, Ireland and Denmark.

UPM-Kymmene Wood Products' main markets are in the EU countries.

Paper Industry	*Capacity (1000 t/a)*	*European position*	*Global position*
Magazine papers	*5,540*	*1*	*1*
Newsprint	*2,880*	*2*	*5*
Fine paper	*2,530*	*3*	*6*
Printing papers, total	*10,950*		
Label papers	*300*	*1*	*1*
Envelope papers	*215*	*1*	–
Other specialities	*300*	–	–
Total *	*11,765*	*2*	*3*

* Converting Industry also has 65,000 t/a of papermaking capacity.

Converting Industry	*European position*	*Global position*
Self-adhesive laminates	*1*	*2*
Siliconized papers	*1*	*1*
Industrial wrappings	*1*	–

Wood Products Industry	*Capacity (1000 m^3/a)*	*European position*
Sawn timber	*2,400*	*3*
Plywood	*1,155*	*1*

In terms of size and competitiveness, UPM-Kymmene's printing paper machines rank with the best in the world.

Average capacities of printing paper machines



1000 t/a
UPM-Kymmene
Canada
Europe
United States
Global average
Japan
Asia-Pacific
0
50
100
150
200
250

Substantial resources

The pulp mills operated by UPM-Kymmene and its associated company supply about 90% of the chemical pulp needed by the company's paper mills. Following the acquisition of Haindl, more than a fifth of the fibre raw material used by the company is recovered fibre, most of which is secured under long-term purchasing agreements. UPM-Kymmene is Europe's biggest consumer of household waste paper. Including its interests in power generating companies, UPM-Kymmene is about 70% self-sufficient in electrical energy. In Finland, the company is fully self-sufficient, while elsewhere, most of the electricity used by UPM-Kymmene's mills is purchased locally under long-term agreements.

UPM-Kymmene owns over one million hectares of forest land. In Finland, the company owns 930,000 hectares, making it the country's biggest private forest owner. UPM-Kymmene also owns forest in the United States, Canada and Great Britain, and, through an associated company, also in Uruguay. In Canada, the company has the right to use 941,000 hectares of forest. Felling in the company's own forests and in other forests where it has felling rights supplies just under 10% of the annual fibre raw material requirement.

Operations based on values

The cornerstones of UPM-Kymmene's human resources policy are target-setting, continuous development of employee knowledge and skills, and maintaining a high level of motivation. Everyday activities are based on the company's core values, which are openness, trust and initiative.

The company has a single unified set of management principles, it provides training for its employees, and it uses incentive schemes that are based on individual performance, productivity and financial results. Skilled employees and their well-being are of special importance to the company.

Responsibility in business operations

A sense of responsibility is one of the fundamental values in UPM-Kymmene's business operations. One of the aims in acting responsibly is to give the company a competitive advantage so that it is seen as a preferred and desirable business partner, employer and investment. The aim in pursuing sustainable economic growth is to promote people's well-being and prosperity.

Environmental protection is an integral part of daily activities. The aim is a continuous reduction in the loadings attributable to products over their lifetimes.

International ownership

At the end of 2001, the company had 56,819 registered shareholders. Non-Finnish nationals owned around 66% of the company's shares. UPM-Kymmene's shares are quoted on the Helsinki (UPM1V) and New York (UPM) stock exchanges.

Turnover by market, 2001
€ 9,918 million


Rest of world 3%
Asia 6%
North America 15%
Other European countries 7%
Other EU countries 20%
Germany 16%
Great Britain 14%
Finland 10%
France 9%

Turnover by market, 2001
Pro forma (including Haindl)
€ 11,027 million


Rest of world 4%
Asia 5%
North America 14%
Other European countries 7%
Other EU countries 19%
Germany 19%
Great Britain 14%
Finland 9%
France 9%

The company's strengths

Global activities

UPM-Kymmene has production plants in 17 countries, the most important being in Finland, France, Germany, Austria, Great Britain, the United States, Canada and China.

Long-term customer relations

The company enjoys close and lasting relations with both local and multinational customers.

Skilled personnel

One of UPM-Kymmene's key advantages over its competitors is its skilled, highly motivated employees.

Modern machines

The company's modern mills employ the latest technology and are among the most competitive in the world.

Strong business focus and market shares

UPM-Kymmene has focused its activities by investing in its core businesses and by divesting non-core assets and activities. In all its main product areas, the Group is among the leading manufacturers in its most important markets.

Strong vertical integration

UPM-Kymmene's activities are based on close integration between raw materials, energy and production.

The company enjoys a high degree of self-sufficiency in chemical pulp and electrical power. In producing pulp, paper and wood products, the company makes proper and efficient use of its raw material.

UPM-Kymmene's converting business is based to a large extent on raw material supplied by its own paper mills as well as on in-house expertise.

Personnel by area, 31.12.2001
36,298


Asia and Australia 3%
North America 9%
Rest of Europe 2%
Other EU countries 5%
Great Britain 6%
France 6%
Germany 12%
Finland 57%

Capital employed by division, 31.12.2001
€ 13,519 million


Other operations 11%
Wood products 5%
Converting 6%
Fine and
speciality papers 19%
Magazine papers 41%
Newsprint 18%



UPM-Kymmene Paper Industry
Turnover by market in 2001

€ million	*Magazine papers*	*%*	*Newsprint*	*%*	*Fine and Speciality papers*	*%*
Europe	2,204	62	969	92	1,917	81
North America	1,014	29	13	1	67	3
Rest of world	330	9	76	7	378	16
	3,548	100	1,058	100	2,362	100

Global demand for printing papers, 2001

	Magazine papers	*Newsprint*	*Fine papers*
million t/a			
Western Europe	9.3	9.6	13.4
North America	7.7	9.7	18.3
Rest of world	4.8	14.8	30.9
Total	21.8	34.1	62.6
kg per capita/a			
Western Europe	23.8	24.6	34.4
North America	24.9	31.4	59.2
Rest of world	0.9	2.8	5.8
Total	3.6	5.7	10.4

At the beginning of 2002, UPM-Kymmene's papermaking divisions were integrated to form a single profit-responsible business area comprising magazine papers, newsprint, fine and speciality papers, and the Group's pulp mills.

The purchase of Haindl's four paper mills in November 2001 has strengthened the company's position as the world's leading manufacturer of magazine papers and as a major European manufacturer of newsprint.


TIMES
THURSDAY SEPTEMBER 20 2001
TIMES
WAR ON

The market

The European paper market continued to grow until the summer, but in the United States the weak economic trend reduced demand for paper in North America during the early months of the year. During the second half of the year, demand for paper also fell in Europe compared with the year before due to a slackening of economic growth. The printed media experienced a decline in advertising revenues with the result that many customers resorted to cost savings.

With buyers opting for cheaper paper grades and reducing both page numbers and page sizes, demand for paper weakened. News coverage of the terrorist attacks in the United States did not lead to an increase in paper consumption as the volume of advertising was falling sharply at that time.

The market for coated ***magazine papers*** weakened during the year, notably in the United States, but also, during the second half of the year, in Europe. Capacity utilization rates fell and prices came under pressure. The European market for un-



coated magazine papers was more stable and demand rose slightly, while in the United States demand fell. Average prices were higher than the year before and were satisfactory all year.



The European market for ***newsprint*** was fairly stable, though demand fell off appreciably during the second half. In the United States there was a sharp decline in demand. Newsprint prices rose at the start of the year. In Europe, long-term delivery agreements kept prices steady, whereas in the United States prices fell considerably during the second half of the year.



The market for ***fine papers*** had started to weaken in Europe the previous autumn. Demand for both coated and uncoated fine papers was sluggish throughout most of the year. Towards the end of the year demand showed the usual seasonal rise. Fine paper prices came under pressure, but the fall in prices was modest.

The overall trend in the market for ***speciality papers*** was steady. Demand for label papers grew in Europe, but in North America demand started the year good but fell off towards the end. Demand for bleached kraft paper remained good while that for unbleached declined. There was a slight weakening in demand for sack and envelope papers.



Customer segments

Magazine publishers

Financial and professional publications experienced a clear decline in advertising, notably that from IT companies and new media companies. In the case of general-interest magazines the fall in advertising revenues was only small.


GRAN
MUGNAIO

Circulation figures for financial and professional publications fell during the year and some titles were discontinued. Sales of both general-interest and specialist magazines – such as those dealing with fashion and cosmetics – developed favourably.

Magazine publishers continued to restructure and become more international during the year. However, the entire publishing business was affected by uncertainty during the last few months of the year.

Mail order companies and retailers

In sales catalogues, the trend was towards fewer and smaller pages, which affected demand for paper. Also, buyers sought more economical papers for their catalogues by preferring uncoated magazine papers to coated. The Internet has become an increasingly important channel alongside traditional catalogues.

Printers

The difficulties encountered by IT and new media companies were felt in the printing business and in demand for printed products. Slower economic growth during the second half of the year had a clear impact on the volume of printing work. In the United States, increases in postal rates reduced demand for printers' services.

Newspaper publishers

Revenues from newspaper advertising declined, with clear decreases in both classified advertisements and advertising by retailers and suppliers of brand name products. Situations vacant columns, in particular, were much reduced. The downturn experienced by new economy companies was a major factor behind the decline.

Circulation figures continued to show the same marginal decline as in 2000. Despite this, the total number of titles remained unchanged.

Many publishers reduced their consumption of paper in order to cut costs. Both page numbers and page sizes were reduced. Nevertheless, investments continued to be made in additional 4-colour printing capacity.

Competition in the advertising market intensified considerably during the year. Newspapers competed successfully with other media by bringing onto the market new supplements and special editions. Publications issued free of charge on public transport systems showed growth.

Specialist publishers

Telephone directory publishers lost less advertising revenues than other publishers as their advertising is based on annual contracts. However, economic uncertainty towards the end of the year was also reflected in demand for telephone directory paper. During the year, telephone companies continued to focus on their core activities and publishing units were sold off. Mergers among telephone companies are making this business increasingly global.

Book publishers are not dependent on income from advertising, and this segment showed slight growth during 2001.

Merchants

The fall in demand for fine paper adversely affected the profitability of paper merchants. Changes in corporate structures and distribution channels continued. Competition for market shares further intensified as large European merchants captured new markets, for example in the Nordic countries.

New sales distribution channels for business papers have opened up alongside traditional ones. These include office supplies outlets, retailers and mail order companies, who supply small offices and home users. The role of brand names is increasing in this rapidly growing consumer market.

Converters

The profitability of label and sack manufacturers weakened during the year. Otherwise, the trend in the packaging industry was stable. Competition on the market for envelope papers intensified. The market for industrial papers suffered as a result of the decline in economic activity and industrial production.

UPM-Kymmene's printing paper grades



Relative price
Relative quality
News
MFS
SC
MFC
LWC
MWC
WFU
WFC

WFC coated woodfree paper
WFU uncoated woodfree paper
MWC medium-weight coated paper
LWC light-weight coated paper
MFC machine-finished coated paper
SC supercalendered paper
MFS machine-finished uncoated speciality paper
News newsprint

UPM-Kymmene Paper Industry
Production capacity in January 2002



Capacity 1000 t/a
Augsburg 360 120
Blandin 500
Caledonian Paper 270
Changshu 350
Chapelle Darblay 320
Docelles 120
Jämsänkoski 120 580 110
Kaipola 290 390
Kajaani 160 440
Kaukas 550
Kymi 350 530 20
Miramichi 450
Nordland Papier 490 810
Rauma 630 500
Schongau 170 500
Schwedt 290
Shotton 470
Steyrermühl 190 300
Stracel 250
Tervasaari 395
Voikkaa 400 170
Wisapaper 170
0
200
400
600
800
1 000
1 200
1 400

Production capacities, total

	no. of paper machines	1000 t/a
☐ LWC paper	17	3,820
☐ SC paper	8	1,720
☐ Newsprint	14	2,880
☐ Uncoated fine paper	8	1,190
☐ Coated fine paper		1,340
☐ Speciality papers	9	815
Total	56	11,765

UPM-Kymmene Magazine Papers Key figures

€ million	2001	2000	1999
Turnover	*3,548*	3,343	2,546
Operating profit [1]	*598*	630	428
excluding amortization of goodwill	*624*	643	438
Capital employed (average)	*4,380*	3,456	3,024
excluding goodwill	*3,921*	3,228	2,835
ROCE, %	*13.7*	18.2	14.2
excluding goodwill	*15.9*	19.9	15.5
Capital expenditure and acquisitions	*1,556*	1,244	143
Personnel at 31 Dec.	*9,317*	8,285	6,388
Deliveries, 1000 t	*3,964*	3,747	3,206
Capacity utilization rate, %	*85*	94	88

[1] Operating profit for 2001 includes non-recurrent charges of € 14 million.

The division comprises the Group's magazine paper machines, the Kaukas and Miramichi pulp mills, and Miramichi's sawmills.

World's biggest magazine paper manufacturers


Capacity 1000 t/a
UPM-Kymmene
Stora Enso
Norske Skog
International Paper
Burgo
Consolidated
Oji
0
1,000
2,000
3,000
4,000
5,000
6,000
LWC
SC

Magazine paper production capacities in Western Europe and total deliveries


10,000
1000 t
8,000
6,000
4,000
2,000
0
92 93 94 95 96 97 98 99 00 01
LWC capacity
SC capacity
LWC deliveries
SC deliveries

Source: CEPIPRINT

Magazine paper prices in Germany


1,200
€/t
1,000
800
600
400
92 93 94 95 96 97 98 99 00 01
LWC offset 60 g
SC roto 56 g

Source: PPI this week

Profitability

The 6 % growth in turnover for the magazine papers business is due to company acquisitions. Deliveries also rose by 6%. The capacity utilization rate was 85% (94).

Operating profit was down on the previous year. The lower capacity utilization rates had a negative impact, while higher sales prices and lower pulp costs had a positive influence.

Demand for coated magazine paper was 6% down on the year before in Western Europe and 5% down in the United States. Demand for uncoated magazine paper on the other hand improved by around 1% in Western Europe but fell by 3% in the United States.

Average sales prices for magazine papers in Western Europe were roughly 4% higher than in 2000. In the United States prices fell by 4%.

Capital expenditure and restructuring

In August it was decided to rebuild Rauma's paper machine 1, which produces coated magazine paper. On completion of the € 60 million investment in 2003, PM 1 will be the equivalent of a new machine in terms of its technology.

Also in August, Rapids Power LLC, a joint venture owned by Blandin Paper and Minnesota Power, decided to build a new power plant at Grand Rapids, Minnesota. Blandin Paper has a 28.5% stake in the company. The power plant is expected to be completed in 2006.

The acquisition of Haindl brought the division four new paper machines. At the same time, the range of magazine paper products was extended to include RCF-based uncoated magazine paper (SC-B).


Thanksgiving
2001


QUELLE

UPM-Kymmene Newsprint Key figures

€ million	*2001*	*2000*	*1999*
Turnover	*1,058*	1,045	1,029
Operating profit	*211*	118	96
excluding amortization of goodwill	*214*	119	97
Capital employed (average)	*984*	899	1,063
excluding goodwill	*914*	897	1,061
ROCE, %	*21.4*	13.2	9.0
excluding goodwill	*23.5*	13.3	9.1
Capital expenditure and acquisitions	*1,503*	54	151
Personnel at 31 Dec.	*3,842*	2,603	2,957
Deliveries, 1000 t	*1,667*	1,798	1,886
Capacity utilization rate, %	*91*	97	96

The division comprises the Group's newsprint machines.

Europe's biggest newsprint manufacturers


Capacity 1000 t/a
Stora Enso
UPM-Kymmene
Norske Skog
Holmen
Myllykoski
Kondopoga
SCA
Palm
0
500
1,000
1,500
2,000
2,500
3,000

Newsprint production capacities in Western Europe and total deliveries


12,000
1000 t
10,000
8,000
6,000
4,000
2,000
0
92 93 94 95 96 97 98 99 00 01
Capacity
Deliveries
Source: CEPIPRINT

Newsprint prices in Germany*


1,000
€/t
800
600
400
200
92 93 94 95 96 97 98 99 00 01
* 48.8 g
Source: PPI this week

Profitability

The 1% increase in turnover for the newsprint business is due partly to higher sales prices and to the acquisition of Haindl. On the other hand, the volume of deliveries fell by 7%. The capacity utilization rate was 91% (97).

Operating profit was almost twice that for the previous year. The improved operating profit was due to higher sales prices for products. After running at full capacity for the first half of the year, production had to be curtailed after the summer as demand slackened.

Demand for newsprint fell by 4% in Western Europe but by as much as 12% in the United States.

Average sales prices for newsprint in Western Europe were around 16% higher than the previous year. The average cost of recycled fibre, which is used as raw material, fell during the year.

Capital expenditure and restructuring

No major investments were made at the mills of the Newsprint division during the year.

The purchase of Haindl brought the division four additional paper machines. As a result of the acquisition, the division's focus has clearly shifted to RCF-based production.

More and more collected waste paper is being used as raw material for newsprint production. The first stage of the project to enlarge deinking capacity at Steyrermühl was completed during the summer, while the second stage is due for completion in spring 2002. Production at Shotton will be based entirely on recycled fibre when the new deinking plant goes into operation in September 2003.





UPM-Kymmene Fine and Speciality Papers
Key figures

€ million	*2001*	*2000*	*1999*
Turnover	*2,362*	2,390	1,858
Operating profit	*336*	404	199
excluding amortization of goodwill	*341*	406	199
Capital employed (average)	*2,602*	2,101	1,821
Capital employed (average)	*2,502*	2,066	1,821
ROCE, %	*12.9*	19.2	10.9
excluding goodwill	*13.6*	19.6	10.9
Capital expenditure and acquisitions	*391*	665	121
Personnel at 31 Dec.	*6,635*	6,579	5,887
Deliveries (fine papers), 1000 t	*1,783*	1,829	1,661
Capacity utilization rate (fine papers), %	*86*	95	92

The division comprises the Group's paper machines producing fine and speciality papers, and the Kymi, Wisaforest and Tervasaari pulp mills.

Profitability

Turnover for the division was unchanged on the previous year. The volume of fine paper deliveries fell by 3%. The capacity utilization rate was 86% (95).

Operating profit was down on the previous year. The main factors were the lower delivery volumes and the rebuild of Kymi's paper machine 8. The Changshu mill in China operated at almost full capacity all year.

In Western Europe demand for uncoated fine paper fell by 8% and that for coated grades by 7%. In China the market for fine paper continued to grow.

Average prices for uncoated fine paper were 2% lower than in 2000, whereas prices for coated fine papers were unchanged.

Taken all round, profitability for the speciality papers business was slightly better than the previous year. The volume of label and envelope paper deliveries fell somewhat. Packaging paper deliveries showed an increase.

Capital expenditure and restructuring

Kymi's fine paper machine was rebuilt to produce coated fine paper. The paper machine started up in September and the coating line in October. The machine has a capacity of 400,000 t/a of coated fine paper. The project cost altogether € 280 million.

Production on Tervasaari's paper machine 5 was also changed, and in June the machine began production of release paper for self-adhesives.

It was decided to rebuild paper machine 3 at the Jämsänkoski mill. On completion in 2003, the rebuild will improve paper quality and raise production capacity from 110,000 to 140,000 t/a.





World's biggest fine paper manufacturers


Capacity 1000 t/a
International Paper
M-real
Stora Enso
Sappi
APP
Domtar
UPM-Kymmene
Nippon Unipac
0
1,000
2,000
3,000
4,000
5,000
6,000
Uncoated fine paper
Coated fine paper

Fine paper production capacities in Western Europe and total deliveries


10,000
8,000
6,000
4,000
2,000
0
1000 t
92 93 94 95 96 97 98 99 00 01
Uncoated
capacity
deliveries
Coated
capacity
deliveries

Source: CEPIPRINT

Fine paper prices in Germany


1,200
1,000
800
600
400
€/t
92 93 94 95 96 97 98 99 00 01
A4 copier paper
Coated 90 g reels

Source: PPI this week

UPM-Kymmene Speciality papers
Business units

Packaging papers
White and brown sack and kraft papers

Envelope papers
White and tinted envelope papers

Label papers
Face and release papers for self-adhesives

Haindl



Acquisition of the highly respected German papermaker Haindl in November strengthened UPM-Kymmene's position as the world's leading manufacturer of printing papers.



Haindl's mills bought by UPM-Kymmene and their production capacities

t/a	*Paper machines*	*Capacity*	*Newsprint*	*SC*	*LWC*
Augsburg	2	480,000		120,000	360,000
Schongau	3	670,000	500,000	170,000	
Schwedt	1	290,000	290,000		
Steyrermühl	2	490,000	300,000	190,000	
Total	8	1,930,000	1,090,000	480,000	360,000

An agreement concerning the purchase of Haindl was signed at the end of May and the deal went through on 30 November 2001. The four mills acquired by UPM-Kymmene have a total production capacity of 1.9 million tonnes of magazine papers and newsprint. In 2001, the mills had a combined turnover of € 1,189 million. Haindl's modern and efficient production machinery makes it one of the paper industry's most profitable companies.

Reasons for the acquisition

The purchase of four paper mills from Haindl greatly strengthens UPM-Kymmene's position as a local player in the middle of Europe's most important markets. The products of these mills complement UPM-Kymmene's own product range and improve the company's ability to serve its customers. The deal will result in a more balanced fibre raw material base and at the same time will more than double the consumption of collected waste paper to around 2.2 million t/a.

Synergy benefits

The purchase of Haindl is expected to bring synergy benefits totalling some € 70 million annually by 2004. These will be obtained in production, logistics and purchasing. Savings will also be made in sales and marketing and also by making more effective use of capital.

Financing for the deal

Financing for the purchase of Haindl was obtained in the form of a € 2.5 billion bank loan and by offering 12.3 million shares for subscription by a group of Haindl shareholders.


Caledonian Paper
Shotton Paper
Nordland Papier
Schwedt
Chapelle Darblay
Stracel
Augsburg
Papeteries de Docelles
Steyrermühl
Schongau

Impact of Haindl acquisition on UPM-Kymmene's market shares


Europe
%
Magazine papers
Newsprint
world
Magazine papers
Newsprint
0
5
10
15
20
25
30
before Haindl acquisition
including Haindl



UPM-Kymmene Converting Industry
Key figures

€ million	*2001*	*2000*	*1999*
Turnover	*1,480*	1,272	1,098
Operating profit	*46*	61	83
excluding amortization of goodwill	*51*	63	85
Capital employed (average)	*801*	632	532
excluding goodwill	*751*	609	515
ROCE, %	*5.8*	9.6	15.7
excluding goodwill	*6.8*	10.4	16.4
Capital expenditure and acquisitions	*215*	70	78
Personnel at 31 Dec.	*4,872*	4,193	3,978
Paper production, 1000 t	*49*	52	57

UPM-Kymmene Converting Industry
Turnover by business unit

€ million	*2001*	*2000*	*1999*
Raflatac	*667*	624	530
Loparex	*375*	232	208
Walki Wisa	*323*	312	278
Walki Films	*123*	113	91
Other + internal sales	*–8*	–9	–9
	1,480	1,272	1,098

UPM-Kymmene Converting Industry
Turnover by market

€ million	*2001*	*%*
Finland	*88*	*6*
Other EU countries	*828*	*56*
Other European countries	*145*	*10*
North America	*336*	*23*
Rest of world	*83*	*5*
	1,480	*100*

❑ Turnover for the Converting Industry showed an increase of 16%, due primarily to acquisitions. Operating profit, however, was down on the previous year. Demand for the Converting Industry's products fell both in North America and in the Far East. The Converting Industry continued to expand in its chosen business units.

RAFLATAC

Turnover rose by 7%. Raflatac's global expansion continued during 2001. A new production plant in North Carolina in the USA was officially opened in October 2001. Raflatac's turnover rose in all its markets, including the United States, despite general slackening of demand in this area. Because of the general economic situation, growth was slower than expected, especially during the final quarter.

The financial result was weaker than in 2000 because of higher costs and lower sales prices for products. In the United States, one contributing factor was the start-up of the new production plant. The products from the new plant, which is located in Fletcher, are of high quality. The plant's 400 million square metres annual capacity has made Raflatac one of North America's major manufacturers.

LOPAREX

Loparex continued to expand its siliconized papers business. In March, UPM-Kymmene bought Rexam PLC's siliconizing business, which comprises three plants in the United States and one in the Netherlands. Lohjan Paperi and Rexam's units were combined to form Loparex at the beginning of April. One plant in the United States was closed as part of a drive towards greater cost-effectiveness.

Turnover was 61% up on the year before. However, profitability was weaker due to business restructuring and slacker demand.

WALKI WISA

Walki Wisa returned a 4% higher turnover. Profitability was poorer than the year before, but was still good. The unit retained its leading position in Europe, despite reduced demand for wrappings from the paper industry. However, this was offset by lower raw material costs towards the end of the year.

Walki Wisa is expanding its business to the Far East by investing in a printing press in China.

WALKI FILMS

Walki Films has strengthened its position as one of Europe's leading producers of vacuum and modified atmosphere plastic films following start-up of its new production line in 2000.

Turnover was 9% up on the previous year. Financial results also improved thanks to the higher capacity utilization rate and the lower cost of raw material.

UPM-Kymmene Converting Industry
Turnover by unit in 2001


Walki Films 8 %
Walki Wisa 22 %
Raflatac 45 %
Loparex 25 %

UPM-Kymmene Converting Industry
Personnel by unit at 31.12.2001


Walki Films 10 %
Walki Wisa 22 %
Raflatac 41 %
Loparex 27 %

UPM-Kymmene Converting Industry
Converting units and main products

Raflatac	Self-adhesive labelstock for manufacturers of price, product and ADP labels
Loparex	Siliconized release materials for hygiene products, labels and industrial applications
Walki Wisa	Wrappings for the paper, steel and wood products industries. Composite materials for the packaging industry and technical purposes
Walki Films	Vacuum and modified atmosphere plastic films for the food industry






juusto

Wood Products Industry



UPM-Kymmene Wood Products Industry
Key figures

€ million	2001	2000	1999
Turnover	*1,463*	1,490	1,301
Operating profit	*27*	75	80
Capital employed (average)	*664*	603	545
ROCE, %	*4.1*	12.5	14.7
Capital expenditure and acquisitions	*137*	94	37
Personnel at 31 Dec.	*7,865*	7,407	6,706
Production, 1000 m³			
Sawn timber	*1,856*	2,098	1,911
Plywood	*786*	793	729

UPM-Kymmene Wood Products Industry
Turnover by business area

€ million	2001	2000	1999
Sawmilling	*417*	454	414
Plywood	*504*	500	451
Building supplies trade	*621*	586	478
Other + internal sales	*–79*	–50	–42
	1,463	1,490	1,301

UPM-Kymmene Wood Products Industry
Turnover by market

€ million	2001	%
Finland	*405*	*28*
Other EU countries	*908*	*62*
Other European countries	*56*	*4*
North America	*13*	*1*
Rest of world	*81*	*5*
	1,463	*100*

UPM-Kymmene is Europe's biggest plywood manufacturer and the continent's third largest producer of sawn timber. UPM-Kymmene Wood Products also operates chains of merchants specializing in wood-based building supplies.

Profitability

Operations were much less profitable than the year before. Turnover was down 2%.

The business area's financial result was hit in particular by the sawmilling business, whose profitability in turn was affected by the high cost of wood raw material and by the fall in product prices resulting from oversupply.

Plywood production was about the same as the year before and profitability remained good.

Wood-based building supplies sold well all year, and profitability was satisfactory.

The market

The increase in supplies of sawn timber in Europe brought prices down to extremely low levels. Because of shorter supplies of wood raw material, and to prevent an increase in stocks, output at the sawmills was cut by about a fifth during the last few months of the year.

Deliveries of conifer plywood were down slightly, whereas deliveries of birch plywood for industrial uses such as transport vehicle manufacture were unchanged on the previous year. Prices for birch plywood were fairly stable. Contracts signed during the year to supply birch plywood to Korea for LNG tankers strengthened Schauman Wood's position in the market.

The WISA brand name was extended from plywoods to cover timber and processed timber products. Development work on WISA products is now carried out by the Wood Products business area's new research and development centre, which was opened in April. WISAnet, the extranet service provided by the sawmilling and plywood businesses, became available at the end of the year.

Trading in wood-based building supplies was brisk all year in Finland, Ireland and Britain. In Denmark, the weak trend in the economy reduced deliveries by Anco Træ.

Capital expenditure and restructuring

In most cases, the sawmills began specializing in a single species of timber in order to raise production efficiency and improve quality. Major modernizations were completed at the Seikku and Aureskoski sawmills. It was decided, for financial reasons, to cease operations at Parkano sawmill.

Improvements were made at the Kaukas and Heinola sawmills to raise efficiency levels.

In the plywood business, the year's most notable investment was the new production line at the Pellos mills, which started up at the end of the year. As a result, Pellos now has the capacity to produce 500,000 m^3 of conifer plywood annually. A controlling interest was acquired in the Russian birch plywood producer ZAO Chudovo-RWS at the end of the year. Investments to make production more efficient were continued at all plywood mills. Brooks Group opened a new outlet at Cookstown in Northern Ireland, and Puukeskus a new outlet in Helsinki.

Modernization of the sawing line at Steyrermühl was completed early in 2002, almost doubling production capacity to 300,000 m^3/a.

Export prices for Finnish sawn timber*, 1992–2001



250
200
150
100
50
0
€/m³
* All grades
92 93 94 95 96 97 98 99 00 01
Redwood
Whitewood

Monthly stumpage rates for logs in Finland, 1992–2001



50
40
30
20
10
0
€/m³
92 93 94 95 96 97 98 99 00 01
Pine logs
Spruce logs
Hardwood logs

Source: METLA

UPM-Kymmene Wood Products Industry Units and main products

Sawmilling	
United Sawmills, Finland Steyrermühl sawmill, Austria	Sawn timber and building and joinery components
Parkanon Lista, Finland	Strips and mouldings
Plywood	
Schauman Wood, Finland and France	Plywood
Kalso-Teollisuus, Finland	Veneers
Mahogany, Finland	Special plywoods and veneers
ZAO Chudovo-RWS, Russia	Plywood
Building supplies merchants	
Puukeskus, Finland	Wood-based building supplies
Brooks Group, Ireland and Great Britain	
Anco Træ, Denmark	







UPM-Kymmene obtains most of the chemical pulp it needs from its own mills and its associated company.

Pulp production and consumption

1000 t	*2001*	2000	1999
Pulp production			
Chemical pulp			
own production	*2,038*	1,967	1,846
from associated company	*550*	692	625
Mechanical pulp	*2,673*	2,678	2,670
Recycled fibre pulp	*810*	749	598
Total	*6,071*	6,086	5,739
Pulp consumption			
Chemical pulp	*2,970*	3,126	2,646
Mechanical pulp	*2,683*	2,691	2,674
Recycled fibre pulp	*811*	751	601
Total	*6,464*	6,568	5,921

Pulp production capacity

1000 t/a	*January 2002*
Kaukas	*720*
Kymi	*525*
Miramichi	*220*
Wisaforest	*625*
Tervasaari	*225*
Own production capacity, total	*2,315*
Share in associated company	
Oy Metsä-Botnia Ab	*1,050*

The Kaukas and Miramichi pulp mills are part of the Magazine Papers division, and the Kymi, Wisaforest and Tervasaari pulp mills belong to the Fine and Speciality Papers division.

Demand for market pulp showed a clear decline during autumn 2000, and this trend continued for most of 2001. The market price of bleached long-fibre pulp was USD 710/t at the start of the year but fell throughout most of the year to end at USD 470/t in December. The lowest price was USD 450/t in autumn.

Thanks to the efficiency of pulp production, profitability remained satisfactory despite a capacity utilization rate of 88% (94). Pulp consumption fell by 5%.

In January 2002, UPM-Kymmene's pulp mills had a total production capacity of 2.3 million t/a. The production capacity of the associated company Oy Metsä-Botnia Ab rose to 2.6 million t/a following start-up of the new fibre line at the Joutseno mill in May.

The acquisition of Haindl will raise consumption of long-fibre chemical pulp by more than 100,000 t/a.

Consumption of recycled fibre was roughly the same as the previous year.

Recycled fibre was in relatively good supply during the review period. Recovery rates in Europe are expected to rise as a result of legislative measures and improvements in the collection infrastructure.

The cost of collected waste paper fell during the first half of the year and remained low to the end of the year.

Recycled fibre yields have been improved even more thanks to technical development work. The purchase of Haindl means a substantial increase in UPM-Kymmene's recycled fibre consumption and makes the company Europe's biggest user of deinked recycled fibre pulp.

Market pulp prices, 1992–2001
Bleached pine pulp


1,000
800
600
400
200
92 93 94 95 96 97 98 99 00 01
USD/t
EUR/t

Source: Finnish Forest Industries federation

Market price of recovered paper * in Germany, 1992–2001


200
150
100
50
0
EUR/Mt
92 93 94 95 96 97 98 99 00 01

* deinking grade news&pams (D39)

Source: EUWID

UPM-Kymmene invests in renewable energy forms and in combined heat and power generation.

Electricity procurement for the year was 18.8 TWh (19.0), of which 15.6 TWh (15.2) was consumed by the Group's own mills and 3.2 TWh (3.8) was sold. The price of electricity procured for use in-house remained stable. The price of electricity sold to the Nordic electricity exchange was much higher than the previous year, and this improved the profitability of UPM-Kymmene's energy business.

The generating capacity available to UPM-Kymmene in Finland in the form of in-house and leased capacity and through associated companies totalled roughly 2,000 MW at the end of the year. The most important associated company in terms of energy is Pohjolan Voima Oy, in which the company has a 39.3% holding. UPM-Kymmene also owns 19.0% of Kemijoki Oy's hydropower shares.

Heat generated from fuels procured by the Group, plus purchased heat and heat generated by thermomechanical pulping totalled 31.9 TWh (29.0). Biofuels accounted for 60% of fuel procurement, about the same as the year before. Autumn saw the start-up of a biofuel power plant operated by Alholmens Kraft, a company owned partly by Pohjolan Voima Oy and which serves UPM-Kymmene's Pietarsaari mills. Through its associated company Pohjolan Voima, UPM-Kymmene is also involved in building new mill power plants at Jämsänkoski, Kuusankoski and Ristiina. These plants are scheduled for completion in 2002 and will allow significant increases in the use of biofuels and the combined generation of heat and power.

As a signatory to the Ministry of Trade and Industry's energy-saving agreement in 1997, UPM-Kymmene continued with energy efficiency audits at its pulp and paper mills. The first stage of these audits was completed during 2001.

The purchase of Haindl will raise UPM-Kymmene's electricity requirement by more than 2 TWh/a and the heat requirement by around 5 TWh/a. Including its power shares, the Group will be about 70% self-sufficient in electrical power in 2002.

Electricity procurement and consumption

TWh	*2001*	*2000*	*1999*
Procurement			
Hydropower	*2.9*	3.2	2.8
Back-pressure power	*3.1*	2.9	2.8
Nuclear power shares	*4.4*	4.4	4.4
Thermal energy shares	*2.1*	1.4	1.7
Purchased electricity	*6.3*	7.1	8.1
Total	*18.8*	19.0	19.8
Consumption			
Mills in Finland	*11.2*	11.5	10.9
Mills abroad	*4.4*	3.7	3.9
Sales	*3.2*	3.8	5.0
Total	*18.8*	19.0	19.8

Sources of thermal energy

TWh	*2001*	*2000*	*1999*
Black liquor	*9.9*	9.0	8.5
Bark and other biofuels	*7.2*	6.9	6.5
Heat recovered from			
TMP production	*2.1*	2.0	2.2
Peat	*1.2*	1.3	1.4
Purchased heat	*1.2*	1.3	1.1
Natural gas	*6.8*	6.5	5.9
Oil	*1.6*	1.0	0.9
Coal	*1.9*	1.0	0.6
Total	*31.9*	29.0	27.1

Most of the wood raw material used by UPM-Kymmene is obtained from certified forests

UPM-Kymmene's wood consumption

1000 m³	*2001*	*2000*	*1999*
Finland	***20,800***	21,680	20,720
Great Britain	***800***	825	850
Austria	***40***	–	–
Canada	***1,800***	410	–
France	***410***	435	910
Germany	***30***	–	–
United States	***515***	550	560
Total	***24,395***	23,900	23,040

Certification systems used by UPM-Kymmene

Country	*National system*	*International system*
Finland	FFCS	PEFC
Great Britain	UKWAS	FSC
Austria	PEFC	PEFC
Canada	CSA/SFI	–
France	PEFC	PEFC
Germany	PEFC	PEFC
Uruguay	–	FSC
United States	SFI	–





☐ UPM-Kymmene used a total of 24.4 million m^3 of wood raw material during the year (23.9 million in 2000).The Group's Finnish mills accounted for 20.8 million m^3 of this (21.7 million).

Wood procurement

UPM-Kymmene's 30 production plants in ***Finland*** consumed a total of 20.8 million m^3 of wood during the year (21.7 million). By-products from the Group's own sawmills and plywood mills provided 1.8 million m^3 of this (1.8 million). Of the total used, 70% came from private forests, 2% from state-owned forests and 9% from the Group's own forests. The remaining 19% was imported, mainly from Russia.

Besides supplying its own mills, the forestry department delivered 4.6 million m^3 of wood (4.8 million) to associated companies and other outside customers.

A total of 0.2 million m^3 of wood-based fuel (roughly 378 GWh) obtained from logging waste was supplied to the Group's power plants.

Less wood was available from private forests than in previous years, and wood purchases were a quarter down on the year before. Prices paid at the mills were 1% higher than in 2000, although prices showed a downward trend towards the end of the year.

In ***Britain***, wood purchases rose to 800,000 m^3. The main supplier was the country's Forestry Commission, which supplied around 40% of the total.

In ***Austria***, Steyrermühl paper mill and the new sawing line due to start up early in 2002 have a combined annual wood consumption of over 1,000,000 m^3.

In ***France***, wood raw material is obtained as wood chips from sawmills or as roundwood from forest owners. A total of 410,000 m^3 was procured during 2001. Just under half of all wood chips come from Germany.

In ***Germany***, UPM-Kymmene's mechanical printing paper mills consume more than 500,000 m^3 of wood a year. The Augsburg mill uses both recycled fibre and roundwood, while Schongau uses chips. The Schwedt mill's raw material is exclusively recycled fibre.

In the ***United States***, Blandin paper mill in Minnesota obtains roughly 150,000 m^3, a quarter of its annual requirement, from its own forests. About the same amount again is obtained from private forest owners. Purchases from the federal government, the state of Minnesota and the corporate sector account for just under 50% of total purchases. Total wood procurement in 2001 was 515,000 m^3.

In ***Canada***, consumption by the Miramichi mills in New Brunswick was 1,800,000 m^3. About half of this is obtained under long-term agreements from forests leased from the State.

Company forests

In 2001, UPM-Kymmene obtained 7% of all its wood raw material from its own forests.

In ***Finland***, the company owns 930,000 hectares of forestry land, of which 770,000 hectares is commercial forest. Felling in the company's own forests provided 1.9 million m^3 (1.9 million), slightly less than the volume that can be felled sustainably. Standing reserves in the company's forests amount to approximately 85 million m^3. In addition to this, the forestry department manages 180,000 hectares of private forest.

In ***Britain***, UPM-Kymmene owns 3,000 hectares of forest, while its subsidiary Tilhill Forestry manages 165,000 hectares of private forest.

In the ***USA***, UPM-Kymmene owns 78,000 hectares of forest.

In ***Canada***, the company has 16,000 hectares of forest and also leases 941,000 hectares of State-owned forest.

In ***Uruguay***, UPM-Kymmene has a 38.4% interest in Forestal Oriental, a company that owns some 31,000 hectares of eucalyptus plantations.

Forest certification

UPM-Kymmene encourages the use of forest certification in different countries, as certification can be used to prove that the wood raw material used in making products was obtained from well-tended, sustainably managed forests.

Most of the wood processed by UPM-Kymmene mills in Finland in 2001 originated from certified forests. At the end of the year, 68% of all wood was covered by chain of custody certificates.

Main projects completed in 2001

	Total cost, € million
Kymi PM 8, modernization and new coater	280
Kaukas PM 1, modernization	60
Raflatac, new factory in USA	60
Tervasaari PM 5, conversion to produce release paper	31
Pellos, new plywood line	31
Seikku sawmill, modernization	25

Main on-going investment projects

	Total cost, € million
Steyrermühl, additional deinking capacity	56
Rauma PM 1, modernization and additional pulping capacity	64
Jämsänkoski PM 3, modernization	44
Shotton, additional deinking capacity	127

Investments have been targeted so as to secure a good return on capital employed and to maintain the condition of production machinery and its technological competitiveness in the long term. Investments are also designed to improve the quality of products and the cost-competitiveness of the production units.

Capital expenditure, excluding company acquisitions, was € 827 million (571 million), representing 8.3% of turnover (6.0).

Maintenance and replacement investments in existing production machinery totalled € 353 million (395 million). A further € 474 million was invested in machine conversions and in new production units and lines (176 million).

Company acquisitions cost a total of € 3,023 million (1,604 million). The biggest acquisition was the German company Haindl, which has altogether eight paper machines at three mills in Germany and at one mill in Austria. Also in 2001, Loparex acquired Rexam's siliconizing business in North America and the Netherlands.

Sales of shares and other fixed assets totalled € 350 million (544 million).

Capital expenditure and depreciation, 1992–2001


3 990
2 175
2,000 M€
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01
Maintenance and replacement investments
Change of line of production
New production lines
Company and share acquisitions
Depreciation

Capital expenditure (incl. acquisitions) by country, 1997–2001


4,000 M€
3,000
2,000
1,000
0
97 98 99 00 01
Finland
Germany
Canada
United States
China
Austria
Other countries

Development projects



☐ UPM-Kymmene spent € 45 million on research and development during the year (44 million). In addition, a substantial amount of development work was done, partly in collaboration with equipment suppliers, in connection with investments and normal production at the mills.

Research and development work is also commissioned from the Finnish Pulp and Paper Research Institute, which is owned by the Finnish pulp and paper industry. Joint research in the wood products sector is handled by Wood Focus Oy, in which UPM-Kymmene's Wood Products Industry is a shareholder. UPM-Kymmene is also a member of several research institutes in other countries. The company has also been involved in numerous national pulp and paper technology programmes initiated by the National Technology Development Agency of Finland (TEKES). UPM-Kymmene also supports research at universities and colleges by sponsoring students working on theses and research assignments.

In the ***Magazine Papers*** and ***Newsprint*** divisions, development work focused on improving the cost-effectiveness of different paper grades. Use of the latest technology has made it possible to lower the costs of fibre raw materials and fillers and to make production machinery more efficient. Development work was continued aimed at producing magazine papers that combine high brightness with good opacity. Offset print quality has been improved in collaboration with printing houses. A technology centre serving the Group's activities in North America was opened at Blandin in the USA. Improvements were made to the basic characteristics of newsprint produced from 100% recycled fibre by making the deinking process more efficient.

The ***Fine and Speciality Papers*** division concentrated on further developing coated papers. The year's most important project was the conversion of Kymi's PM 8 to produce lightweight coated papers. The project included the use of new web-forming technology, optimization of fibre raw material properties, and choice of coating formulations. The Changshu mill in China developed its own coated paper for the Chinese market.

In the ***pulp industry***, the R&D effort included technology transfer to the Miramichi pulp mill for production of high-quality reinforcement pulp. Studies of the properties of acacia and eucalyptus continued with a view to further developing fine paper quality. UPM-Kymmene is also involved in two joint research projects with equipment manufacturers and other industrial companies to develop a new and more environmentally friendly chemical pulping and bleaching process.

In the ***Converting Industry*** business area, Raflatac's development work centred on a new UV-activated bonding agent and on special self-adhesive labels.

Among other work, a new paper grade was developed for production of drinking cups, which have been made water-tight without waxing and/or plastic coating. Improvements were made to the friction and surface sealing properties of fibre webs. A paper was developed for colour ink-jet printers that produces photograph-quality prints. The paper has been patented.

Rafsec continued to develop its self-adhesive labels for radio-frequency identification (RRFID) and started regular commercial deliveries. Rafsec has also signed a cooperation agreement with the American company Alien Technology to secure its position as a technology leader in the further development of smart labels.

In the ***Wood Products Industry*** business area, the WISA R&D centre which opened in May devoted its attention to product development for the industrial customer segments relating to plywood and sawn timber. New applications were developed for plywood surfacing and for the gluing and surface treatment of processed timber products. Solutions combining the business area's different products were brought to the marketing stage. Their uses include building systems, interiors and facades.

UPM-Kymmene seeks to operate in an economically, ecologically and socially sustainable way.



UPM-Kymmene Paper Industry

Chemical oxygen demand (COD)


15
kg/t of paper
12
9
6
3
0
97
98
99
00
01

Fossil carbon dioxide (CO_2)


350
kg/t of paper
300
250
200
150
100
50
0
97
98
99
00
01

☐ UPM-Kymmene is a conscientious large-scale consumer of wood and energy, both of which it uses sparingly. In recent years, greater use has been made of collected waste paper, as recycling is an effective way to re-use wood fibre and at the same time to save energy. Following the acquisition of Haindl's four paper mills, waste paper now provides 20% of the fibre raw material required.

The use of biofuels in relation to other fuels used for heat and power generation was further increased in 2001. Biofuels now account for 60% of all fuels used, and the figure will rise further in 2002.

In November, the Board of Directors proposed that over 500 hectares of the Group's forest in a remote area of south-central Finland be donated to the State. This would allow the establishment of a new national park. UPM-Kymmene is also prepared, free of charge, to place under conservation 1,200 hectares of its forest surrounding what would be the new park. The final decisions will be made by the Annual General Meeting.

UPM-Kymmene was chosen for the European sustainability index DJSI Eurostoxx, which was published in October. The criterion for admission is economic, ecological and social sustainability.

Continuous improvement is the cornerstone of environmental management

UPM-Kymmene handles environment-related issues at its production plants using certified management systems. The Group's entire pulp and paper production, together with a high proportion of production at its sawmills, plywood mills and converting units, is governed by environmental management systems. The systems are used as a basis for defining environment-related goals and for monitoring their implementation.

National legislation imposes minimum demands on environmental protection

In practice, environmental protection is an integral part of the development of both products and manufacturing processes and the procurement and use of raw materials and energy. The aim is to reduce emissions over products' entire life cycles. The environmental effects of activities are closely monitored and every effort is made to reduce them.

The minimum level of environmental protection required at the mills is determined by the legislation and environmental permits in force in the country in question. UPM-Kymmene's production plants are technologically advanced, efficient, relatively large and new, and in good shape. Emissions to water, air and soil are measured on a regular basis. The values are compared with the limits set in local environmental permits and also with those from other production plants operated by UPM-Kymmene and its competitors. The Best Available Technology (BAT), as defined by the EU for the pulp and paper industry, is also used in the comparisons.

Changshu and Miramichi acquisitions have raised emissions

The total combined environmental loading due to the Group's mills showed an increase on the previous year. The reason is the two newly acquired mills and the size of their emissions compared with those from the Group's other mills. The increase in emissions to air is due primarily to the burning of coal at Changshu, while the higher emissions to water are the result of the relatively modest reductions achieved in waste water treatment at Miramichi pulp mill.

Used paper and wood products can be recycled or used as fuel to generate energy. UPM-Kymmene has prepared for implementation of the Kyoto convention on climate change by increasing its reliance on biofuels (renewable fuels) in its energy generation.

Investments in environmental protection continued

Investments in more modern processes and equipment generally also promote environmental protection. A total of € 40 million (28 million) was invested in directly reducing environmental loadings from the Group's production plants in 2001. Operating expenditure relating directly to environmental protection was € 59 million (58 million).

A total of € 52 million (47 million) was paid in environmental and energy taxes.

Environmental report

UPM-Kymmene will publish a separate environmental report for 2001 containing details of its management of environment-related issues.

1) 1997–99: Kaukas, Kymi, Tervasaari, Pietarsaari and Stracel; 2000: Kaukas, Kymi, Tervasaari and Pietarsaari.
2) Specific effluent volumes have risen due to acquisition of Miramichi pulp mill.
3) Wastes also include building and demolition wastes.
4) Chapelle Darblay, Kaipola and Shotton.

Figures for 2000 do not include Changshu and Miramichi; figures for 2001 do not include Haindl.

Average volume of process waste water from pulp production [1) 2)]


m³/t of pulp
60
50
40
30
20
10
0
97
98
99
00
01

Landfill waste [3)]


kg/t of paper
40
35
30
25
20
15
10
5
0
97
98
99
00
01

Average recycled fibre content of newsprint [4)]


%
80
70
60
50
40
30
20
10
0
97
98
99
00
01

UPM-Kymmene's human resources policy is guided by the company's values of openness, trust and initiative.



Key indicators

	2001	*2000*	*1999*	*1998*
Turnover per person, € (= Turnover/average no. of employees)	***288,000***	294,000	256,000	243,000
Value added per person, € (= Turnover – materials and services / average no. of employees)	***142,000***	137,000	118,000	112,000
Remunerations based on financial performance, € million	***24***	44	21	13
Training costs, EUR million (= Training costs incl. salaries and indirect employee costs)	***26***	22	26	29
Average no. of days spent in training (= No. of days of training/average no. of employees)	***2.7***	2.4	2.8	2.8
Personnel turnover, % (= No. of persons leaving/average no. of employees)	***5.7***	5.3	5.7	6.5
No. of man-days lost through strikes	***1,200***	49,500	3,600	700

☐ UPM-Kymmene's aim is a corporate culture that seeks to encourage creativity and initiative and at the same time shows respect for the individual. Success for the company and its employees is seen as a common goal. Employees' self-assurance and motivation are supported through clearly defined targets, suitable challenges, adequate feedback and fair rewards.

Unified systems applied locally

The global nature of UPM-Kymmene's business operations imposes new demands on the practices, systems and tools used in human resources management.

In 2001, work began to construct a human resources system encompassing the company's entire Paper Industry business area.



Atmosphere in the workplace

Increasingly advanced methods for gauging the motivation, skills and well-being of employees form the basis for a sharply focused human resources policy.

Surveys of the working atmosphere conducted in 2001 showed that particular attention needs to be given to defining clear individual goals.

The company's rewards scheme is based on individual targets, productivity and the company's profits.

Payments to be made under the profit-sharing scheme in 2001 total € 24 million (44 million).

Promoting expertise

The level of expertise within the company is secured by continuously developing employee skills and through new recruitment.

To secure the company's image as a good employer, relations with schools and universities were promoted during the year. This has brought results, as surveys show that UPM-Kymmene is a well-respected employer in Finland.

The company's industrial training colleges are an important route to jobs in production. Training is designed to meet the needs of the mills, and this ensures that all students can be offered work. In 2001, a total of 111 students from around 1,800 applicants started a three-year training course. The experience gained from professional training in Finland is being used increasingly in North America.

A programme was launched in both Finland and Germany with the aim of ensuring that sufficient competent people are available for administrative and managerial duties.

Training in management skills was continued based on the programmes and systems already in place. The emphasis, though, has gradually shifted from wide-ranging training programmes towards more specifically targeted programmes.

In the Paper Industry business area, a new management training programme was started under the name Leadership Academy.

The average number of training days was 2.7 per employee (2.4). A total of € 26 million was spent on training (22 million).

Group cooperation

Cooperation progressed in a positive way. The main areas in which progress was made were in the company's rewards scheme and in health and safety at work as part of the company's social responsibility.

Employees are represented on local management groups.

New innovation competition

The UPM-Kymmene Innovates competition, arranged for the first time in 2001, attracted over 300 entries.

Employees' years of service with UPM-Kymmene


10,000
persons
8,000
6,000
4,000
2,000
0
<1
1–5
6–10
11–20
21–30
>30
1999, total 30,963
2000, total 32,755
2001, total 36,298

Personnel by country at end of year

	2001	2000	1999
Finland	***20,642***	20,719	21,066
Germany	***4,411***	2,699	2,493
France	***2,170***	2,226	2,419
Great Britain	***2,030***	1,959	1,738
Austria	***721***	27	26
Russia	***514***	12	11
Ireland	***283***	272	236
Belgium	***264***	123	129
Denmark	***241***	268	129
Spain	***193***	183	355
Sweden	***77***	75	189
Portugal	***73***	89	68
The Netherlands	***71***	84	223
Italy	***61***	48	48
Poland	***51***	48	46
Norway	***20***	19	106
Czech Republic	***15***	11	84
Other European countries	***68***	47	53
USA	***1,915***	1,441	1,395
Canada	***1,473***	1,518	4
China	***726***	685	28
Malaysia	***89***	70	63
Australia	***80***	71	9
South Africa	***74***	30	7
Rest of world	***36***	31	38
Total	***36,298***	32,755	30,963

January

11 The registered name WISA® was introduced for all UPM-Kymmene's timber and plywood products

14 Rebuild of Kaukas PM 1 completed. The machine produces UPM Star paper. At the same time a new pre-coating unit was built for the production line.

16 United Sawmills, a member of the Wood Products Industry business area, started deliveries of PEFC-certified products to its customers. The company was granted the right to use the PEFC label by Finnish Forest Certification on 3 January.

17 UPM-Kymmene, Stora Enso and the department of paper converting technology of Tampere University of Technology signed an R&D agreement to work together to develop coated and laminated paper and board products and packaging systems and to promote the recycling properties of these materials.

February

28 Aureskoski Oy, which belongs to the Wood Products Industry business area, was merged with United Sawmills Ltd. From 1 March 2001, Aureskoski has operated under the name United Sawmills Ltd Aureskoski sawmill and processing.

March

1 Rexam PLC's siliconizing business in the United States became part of UPM-Kymmene's Converting Industry business area.

2 Following conversion work, Tervasaari's PM 5 began production of release paper.

22 The Annual General Meeting decided to lower the company's share capital by invalidating 12.9 million of the company's shares acquired under an earlier decision. The meeting approved a proposal to buy back at least 100 and not more than 12.3 million shares.

26 Raflatac opened a new plant to produce synthetic self-adhesive labelstock in South Africa.

29 The company announced that its class A warrants would be traded on Helsinki Exchanges as of 2 April.

April

1 The companies of the Lohjan Paperi group changed their name to Loparex.

2 UPM-Kymmene Miramichi Inc. bought the New Brunswick sawmill of Smurfit-Stone Container Canada Inc.

25 The company announced it would expand its e-business and seek to develop a new e-business concept for paper sales in Europe.

26 The Wood Products Industry business area opened a new R&D centre in Lahti.

May

29 UPM-Kymmene agreed to acquire the entire share capital of the German paper manufacturer G. Haindl'sche Papierfabriken KGaA. In a separate back-to-back agreement, UPM-Kymmene undertook to sell two of Haindl's paper mills, Walsum and Parenco, to the Norwegian paper manufacturer Norske Skog. The mills acquired by UPM-Kymmene are located at Augsburg, Schongau and Schwedt in Germany and at Steyrermühl in Austria.

June

1 UPM-Kymmene purchased the business operations of the Pietarsaari-based forwarding company Oy Botnia Shipping Ab.

August

2 An Extraordinary General Meeting gave its authorization for the issuance of shares to Haindl shareholders named in the Haindl agreement.

3 It was decided to rebuild PM 1 at Rauma paper mill.

21 Minnesota Power and Blandin Paper announced their intention to build an energy plant. Construction work will begin in autumn 2002.

September

26 The company's Board of Directors decided to arrange a share issue for subscription by ten Haindl shareholders.

28 The company announced that from January 2002 it would form its paper businesses into a single profit-responsible business area comprising its magazine paper, newsprint, fine and speciality paper mills and its pulp mills. Jussi Pesonen was appointed head of the Paper Industry business area and Senior Executive Vice President of the company.

October

1 The company announced it had started to develop, in conjunction with the German mail order company Otto Versand and the magazine publisher Axel Springer Verlag, a chain of custody system for wood procured from Russia.

15 UPM-Kymmene was admitted to the European sustainability index DJSI Eurostoxx. The criterion for admission was the company's economic, ecological and social sustainability.

26 Intention to rebuild Jämsänkoski's label paper machine (PM 3) announced. Work to include rebuilds of the coating and surface treatment equipment, plus a new slitter-winder and wrapping station.

26 Rebuild of Kymi's fine paper machine (PM 8) completed in September and coating line started up in October.

29 Raflatac officially opened its new facility producing paper-based self-adhesive labelstock in North Carolina, USA.

November

12 The Board of Directors proposed that over 500 hectares of forest in south-central Finland be donated to the State, allowing establishment of a new national park. The company also indicated it was prepared, free of charge, to place under conservation 1,200 hectares of its forest surrounding what would be the new park.

19 The company expanded its range of fine papers. Lighter coated fine papers are part of the expanded UPM Finesse portfolio. The papers are manufactured by Kymi Paper.

21 The European Commission approved UPM-Kymmene's acquisition of Haindl.

21 The company's basic organization was approved and an Executive Board was appointed in accordance with the new structure.

30 UPM-Kymmene's acquisition of Haindl was completed. The company announced it would go ahead with an issue of 12.3 million new shares for which it would seek a listing on Helsinki Exchanges as of 3 December 2001.

December

7 The company announced its decision to close down the old PM 16 at Voikkaa paper mill on 1 May 2002.

18 The smart labels manufacturer Rafsec, which is part of the Converting Industry business area, signed a strategic cooperation agreement with the Californian company Alien Technology Corp. At the same time, UPM-Kymmene acquired a minority interest in the company. UPM-Kymmene acquired a controlling interest in the UK company TDAO Ltd.

20 It was decided to form the Finnish business operations of Walki Wisa into a company. The company, Walki Wisa Osakeyhtiö, will begin operations on 1 July 2002.

27 Schauman Wood, a member of the Wood Products Industry business area, acquired a 60% controlling interest in the Russian joint venture ZAO Chudovo-RWS, which produces birch plywood. It was decided to build a new production line for furniture veneers at the mill.



UPM Raflatac Inc, Fletcher, NC



Haindl GmbH, Augsburg

Report of the Board of Directors

The market in 2001

The spring marked a downturn in the European paper market due to faltering economic growth and a consequent fall-off in advertising. The weak development of the U.S. market reduced demand for paper in North America already in the first quarter. As the year progressed, the need to prevent stock levels from rising led to production stoppages in all paper grades.

The market for coated magazine papers weakened clearly during the year. The market situation for uncoated magazine papers remained good. Demand for these papers rose slightly in Europe, but declined in the United States. The European newsprint market was stable until the third quarter of the year.

The prices of publication papers rose markedly at the beginning of the year. The prices of coated magazine papers fell slightly in the autumn but those of uncoated grades remained stable till the end of the year. The price of newsprint remained unchanged for the whole year due to the annual contracts used in this trade.

Demand for both coated and uncoated fine papers was slack for most of the year. Demand picked up in the fourth quarter due to inventory replenishment and seasonal factors. Considering the market situation, the decline in fine paper prices was moderate.

The market for speciality papers as a whole was stable.

Demand for converting materials declined especially in North America and the Far East. Self-adhesive labelstock prices fell.

Deliveries of sawn timber were down on the previous year due to weakened demand. Increased supply of sawn timber in Europe depressed prices to a low level. Deliveries of birch plywood were at the level of the previous year and prices remained quite stable. Deliveries of conifer plywood fell slightly.

Fourth-quarter earnings (excluding net capital gains)

Profit before extraordinary items was EUR 255 million (329 million). The corresponding figure of the third quarter was EUR 231 million.

Operating profit was EUR 332 (407) million, higher than in the third quarter of 2001, EUR 309 million. The operating profit margin was 13.0% (15.5) of turnover. The Group's Paper Industry had a capacity utilization rate of 83% (94), having been 86% for the third quarter. Fourth-quarter earnings per share were EUR 0.69 (1.03), compared with EUR 0.62 for the third quarter. Return on capital employed was 11.6% (16.5), compared with 11.4% for the third quarter.

Haindl was consolidated into the Group on 30 November 2001.

Full-year earnings

The profit before extraordinary items, excluding net capital gains, was EUR 1,113 million (1,417 million).

Earnings per share were EUR 3.85 (4.77), return on equity 15.5% (21.9) and return on capital employed 15.6% (20.2). Excluding net capital gains, earnings per share were EUR 3.22 (4.08), return on equity 12.9% (18.7) and return on capital employed 13.5% (17.1).

The operating profit was EUR 1,614 million (1,860 million). Operating profit includes net gains from the sale of shares and fixed assets as well as non-recurring writedowns totalling EUR 220 million (300 million). Gains on the sale of listed shares were EUR 265 million (485 million), During the year UPM-Kymmene received EUR 271 million (489 million) from sales of Nokia shares. At the end of the year the company held 15.3 million Nokia shares. Other net capital gains, value adjustments and restructuring charges were EUR –45 million (EUR –57 million).

The operating profit margin excluding capital gains was 14.1% (16.3) of turnover. Operating profit for the divisions of the Paper Industry business area was about the same as in 2000. The average price of papers was higher and the delivery volumes increased slightly. Operating profit for Converting Industry, Wood Products Industry and Other operations were down on the previous year. The weakening in Other operations was mainly due to the associated pulp company Metsä-Botnia.

Profit before extraordinary items was EUR 1,333 million (1,717 million). Financial expenses net of income were EUR 281 million (143 million), including dividend income of EUR 33 million (50 million). Financial expenses rose due to increased debt stemming from acquisitions. Taxes were EUR 378 million (494 million) and profit for the financial year was EUR 955 million (1,366 million).

Pro forma with Haindl included

Haindl is included in the Group's financial statements from 30 November 2001. Had Haindl been acquired on 1 January 2001, the Group's January–December 2001 pro forma turnover would have been EUR 11,027 million and the operating profit, excluding capital gains, EUR 1,574 million (14.3% of turnover). The pro forma operating profit includes EUR 76 million depreciation of goodwill relating to the Haindl acquisition.

Changes in Group composition

At the end of May UPM-Kymmene agreed to purchase 100% of the shares of the German paper producer G. Haindl'sche Papierfabriken KGaA ("Haindl"). At the same time it made a separate back-to-back agreement to sell two of Haindl's paper mills to Norske Skogindustrier ASA. The EU's competition authorities approved the acquisition on 21 November and the deals were closed on 30 November. The four newsprint and magazine paper mills thus acquired by UPM-Kymmene have a combined production capacity of 1.9 million tonnes and generated a turnover (pro forma) of EUR 1,189 million in the year 2001. The number of employees at the end of the year was 2,443. Taking the mill sales and assumed debt into account, the value of the acquisition was EUR 2,690 million. The integration of Haindl has proceeded according to plan.

	Turnover			Operating profit			Capital employed (average) [3]			ROCE		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
	M€	M€	M€	**M€**	M€	M€	**M€**	M€	M€	**%**	%	%
Paper Industry												
Magazine Papers [1]	**3,548**	3,343	2,546	**598**	630	428	**4,380**	3,456	3,024	**13.7**	18.2	14.2
Newsprint	**1,058**	1,045	1,029	**211**	118	96	**984**	899	1,063	**21.4**	13.1	9.0
Fine and Speciality Papers	**2,362**	2,390	1,858	**336**	404	199	**2,602**	2,101	1,821	**12.9**	19.2	10.9
Converting Industry [1]	**1,480**	1,272	1,098	**46**	61	83	**801**	632	532	**5.7**	9.7	15.6
Wood Products Industry	**1,463**	1,490	1,301	**27**	75	80	**664**	603	545	**4.1**	12.5	14.7
Other operations [2]	**489**	576	802	**176**	272	89	**–**	–	–	**–**	–	–
Internal sales	**–482**	–533	–373									
Total	**9,918**	9,583	8,261	**1,394**	1,560	975	**–**	–	–	**–**	–	–
Capital gains, net				**220**	300	598						
Group, total	**9,918**	9,583	8,261	**1,614**	1,860	1,573	**10,807**	9,726	9,161	**15.6**	20.2	17.6
							(Excluding capital gains:			**13.5**	17.1	11.1)

1) The year 2001 includes non-recurring charges of EUR 14 million (2000: 30 million) for Magazine Papers and EUR 9 million (–) for Converting Industry.

2) Operating profit for Other operations includes, e.g.:

	2001	2000	1999
Forest department in Finland	**45**	53	48
Energy department in Finland	**99**	69	71
Share of results of associated companies	**82**	167	33

3) Capital employed in the divisions includes non-current assets and goodwill together with stocks and trade receivables less trade payables (= operating capital).

At the beginning of March Lohjan Paperi, which is part of the Converting Industry, acquired Rexam PLC's siliconizing business Rexam Release. In the year 2000 Rexam Release employed 600 people and had a turnover of roughly USD 180 million. The Lohjan Paperi group changed its name to Loparex at the beginning of April.

In March UPM-Kymmene Miramichi Inc. acquired from Smurfit Stone Canada a sawmill in New Brunswick.

In June UPM-Kymmene acquired Oy Botnia Shipping Ab's business operations and assets in Pietarsaari.

In December Schauman Wood, a company of UPM-Kymmene Wood Products Industry, acquired control in ZAO Chudovo-RWS, a plywood mill operating in the Novgorod region of Russia. The transaction raised Schauman Wood's stake in the Russian company from 34% to 60%. Also in December UPM-Kymmene Rafsec acquired a majority holding in TDAO Ltd, a British company that develops copper coating technology for the manufacture of antennae used in smart labels.

New organization

In September it was decided that the papermaking divisions of the Group would be integrated to form a new profit-responsible business area called UPM-Kymmene Paper Industry. Mr. Jussi Pesonen, M.Sc. (Eng.), was appointed Senior Executive Vice President and Chief Operating Officer with responsibility for this new business area.

The new organization came into effect on 1 January 2002. In the Group's financial statements the 2001 figures as well as the comparative figures from previous accounting periods have been regrouped to correspond to the new organization.

The Group's Paper Industry reports as three divisions: Magazine Papers, Newsprint, and Fine and Speciality Papers. Of the Group's pulp mills, the Kaukas and Miramichi mills are part of the Magazine Papers division, and the Kymi, Wisaforest and Tervasaari mills are part of the Fine and Speciality Papers division. The net earnings of the Metsä-Botnia pulp company, in which the Group has a 47% stake, are reported as a part of Other operations.

The Group's Converting Industry includes units manufacturing self-adhesive labelstock (Raflatac), siliconized release materials (Loparex), wrappings and composite materials (Walki Wisa), and vacuum and modified atmosphere plastic films (Walki Films).

The Group's Wood Products Industry includes sawmilling and plywood manufacture, and building supplies trade. The Miramichi sawmills remain, however, part of the Magazine Papers division.

The most important operations included in the Group's Other operations are the Forest Department, Energy Department and Real Estate Unit in Finland, shares of the net earnings of associated companies, Head Office expenses and Group eliminations. The turnover of Other operations comprises only sales outside the Group.

Production, deliveries and turnover

UPM-Kymmene's paper production in 2001 was 8.298 million tonnes (8.285 million), of which mills acquired during the year accounted for 116,000 tonnes. The average capacity utilization rate of the Paper Industry was 87% (95), with the highest rates being achieved in the first quarter. The full-year capacity utilization rates in individual paper grades were as follows: magazine papers 85% (94), newsprint 91% (97), fine papers 86% (95) and speciality papers 95% (95).

Delivery volumes were: magazine papers 3.964 (3.747) million tonnes, newsprint 1.667 (1.798) million tonnes, and fine papers 1.783 (1.830) million tonnes.

Sawn timber production was 2.035 million cubic metres (2.117 million), down 4% on the previous year. Plywood production was 786,000 cubic metres (793,000).

Turnover rose 3% to EUR 9,918 million (9,583 million). Exports and overseas operations accounted for 90% (89) of turnover.

Personnel

The average number of employees in 2001 was 34,463 (32,640) for the Group and 12,029 (12,433) for the parent company. The number of employees rose by 3,543 as a consequence of the acquisitions. At the end of the year the Group had 36,298 employees (32,755).

Capital expenditure

Gross capital expenditure, excluding acquisitions, was EUR 827 million (571 million). Including acquisitions, capital expenditure was EUR 3,850 million (2,175 million). Sales of shares and other fixed assets totalled EUR 350 million (544 million).

The biggest investment projects completed during the year were the rebuild of Kymi's PM8 fine paper machine and the construction of a new coating line. The machine rebuild was completed in September and the coating line in October. The machine's capacity is 400,000 tonnes of coated fine paper per annum. The cost of the project was EUR 280 million. The rebuild of Kaukas's PM1, which manufactures double coated magazine papers, was completed. A plant producing paper-based self-adhesive label stock was completed for Raflatac in the United States. The total cost of the mill was EUR 60 million. There were no major projects in progress at the end of the year.

It was decided during the year that Rauma mill's LWC paper machine (PM1) and Jämsänkoski's label paper machine are to be rebuilt. These investments will be completed in 2003.

Research and development

Research and development expenditure was EUR 45 million (44 million), representing 0.5% (0.5) of turnover. In addition to this, a great deal of development work was carried out in connection with investment projects and the normal operation of the company's mills. The focus of product development in the Paper Industry was on improving the cost efficiency of different paper grades. The most important project was the conversion of Kymi's PM8 paper machine to produce coated fine paper.

The environment

Capital expenditure on environmental protection was EUR 40 million (28 million); the corresponding operating expenses were EUR 59 million (58 million). Certificated environmental management systems now cover roughly 85% of production. After the acquisition of Haindl's paper mills, recovered paper accounts for approximately 20% of the company's fibre requirement.

The Board of Directors decided to propose a donation of about 560 hectares of forest land to the Finnish State. The donated area would become a part of the new Repovesi National Park. In addition, the company would undertake to conserve without recompense 1,400 hectares of forest land that it owns on the boundary of the new national park. The Board of Directors' proposal will be put before the Annual General Meeting in spring 2002.

Financing

The equity to assets ratio at 31 December 2001 was 41.5% (46.0) and the gearing ratio was 89% (69). Weakening of the key figures was caused by the acquisition of Haindl.

The cash flow from operations was EUR 1,645 million (1,639 million). The acquisitions made during the year resulted in interest-bearing net liabilities rising by EUR 1,970 million to EUR 6,041 million (4,071 million). The Group's loans carried, for the year, an average rate of interest of 4.9% (5.6), the average rate of interest at year-end being 3.7% (5.8). The average maturity at the year-end was 7.2 years (7.4).

In January 2002 the company issued on the international bond market a EUR 600 million bond loan with a maturity of ten years and GBP 250 million bond loan maturing in fifteen years.

The credit rating agencies Standard & Poor's and Moody's retained their ratings of BBB+ and Baa1 for the company's bond issues.

Own shares

The company purchased, between 1 January and 27 February 2001, a total of 3,574,292 of its own shares at an average price of EUR 32.17 per share, i.e. a total outlay of EUR 115 million. In accordance with a decision of the Extraordinary General Meeting held on 13 June 2000, the company had acquired, own shares purchased in 2000 included, a total of 12,900,000 of its own shares for EUR 394 million at an average price of EUR 30.54 per share.

The Annual General Meeting held on 22 March 2001 decided to lower the share capital by declaring void 12.9 million shares held by the company. The number of the company's shares fell from 259,973,119 to 247,073,119. The AGM also decided on the purchase of at least 100 and at most 12.3 million of the company's own shares using funds available for the distribution of profit. The AGM authorized the Board of Directors to decide on the disposal of shares so purchased.

In accordance with the decision of the Annual General Meeting, the company purchased, between 29 March and 9 April 2001, a total of 1,175,398 of its own shares for EUR 38 million at an average price of EUR 32.03 per share.

Directed share issue

The Extraordinary General Meeting held on 2 August 2001 decided to authorize the Board to decide on a EUR 20,910,000 increase of share capital in connection with the Haindl acquisition through the offering of 12,300,000 new shares with an equivalent value of EUR 1.70 per share for subscription, deviating from the pre-emptive subscription rights of shareholders, to certain Haindl shareholders at a subscription price of EUR 34.071 per share. The Board of Directors made a decision on the basis of this authorization on 26 September 2001. The new shares were issued on 30 November when the Haindl acquisition was completed. The new shares carry the right to dividend for the financial period ending on 31 December 2001.

Shares

The trading volumes in UPM-Kymmene shares on the Helsinki and New York stock exchanges were EUR 7,645 million (6,157) and EUR 121 million (135), respectively. The highest quotation was EUR 39.85 in November and the lowest EUR 27.99 in March.

The Annual General Meeting held on 22 March 2001 decided to raise the company's share capital to EUR 441,954,302.30 by means of a EUR 4,710,909.64 bonus issue, after which the equivalent value of the company's share would be EUR 1.70.

During the year, a total of 520,104 shares were subscribed through the conversion of bonds from the 1994 convertible bond issue.

A total of 1,897,500 A class options associated with the company's 1998 issue of option rights were listed on Helsinki Exchanges since 2 April 2001. No shares have been subscribed on the basis of the options during the course of the year.

The number of shares at the end of the year, including own shares in possession of the company, was 259,893,223 and the share capital was EUR 441,818,479.10. Share subscriptions under convertible bonds and options issued to management could raise the total number of shares in issue to a maximum of 269,133,109.

The Board of Directors has no current authorization to raise the company's share capital or to issue convertible bonds or bonds with equity warrants.

Company directors

At the Annual General Meeting held on 22 March 2001, the following persons, whose terms of office expired at the meeting, were re-elected as members of the Board of Directors: President Martti Ahtisaari, Carl H. Amon III, (a partner of the international law firm White & Case LLP), L.J. Jouhki (Managing Partner of Thom Companies), Anton Lenstra (President of Unilever PLC's Business Group Africa and Middle East), Juha Niemelä (President and Chief Executive Officer of UPM-Kymmene Corporation), Jorma Ollila (Chairman and CEO of Nokia Corporation), Gustaf Serlachius, and Vesa Vainio (Chairman of Nordea AB). Canadian lawyer Donna Kaufman and Michael Bottenheim, a former director of Lazard Brothers, were elected as new members of the Board.

At its first meeting the company's Board of Directors elected Vesa Vainio to serve as its chairman. Gustaf Serlachius and Carl H. Amon III were elected vice chairmen.

L.J. Jouhki resigned from the Board of Directors on 4 July 2001 due to serious illness.

Litigation

In March 1999, the European Commission presented UPM-Kymmene with a "Statement of Objection" alleging participation by the company's predecessors in a price cartel concerning newsprint during the period 1989–1995. The company's response to the allegation is being considered by the Commission. No provision has been made in this respect.

The company has no other significant matters of litigation.

Outlook for 2002

Economic activity is forecast to pick up in the United States and Europe during the second half of the year. With the exception of China, near-term growth is expected to be slow in Asia.

So far during the first quarter, demand for the company's products, with the exception of uncoated fine paper, has been weaker than last year. Consequently, the capacity utilization rate is expected to remain at a low level until the seasonal strengthening in the second quarter. Prices for publication papers have decreased at the turn of the year.

Capital expenditure, excluding acquisitions, will be less than last year, and well below depreciation.

Board of Directors' proposal for the distribution of profits

The consolidated balance sheet shows unrestricted shareholders' equity at 31 December 2001 of EUR 4,706 million, of which distributable funds comprise EUR 3,166,000,000.00.

The parent company balance sheet shows unrestricted shareholders' equity at 31 December 2001 of EUR 2,968 million, of which distributable funds comprise EUR 2,930,488,337.23.

The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 1.50 per share be paid on the shares outstanding at the record date, the remainder being retained.

On 5 February 2002, there are 258,717,825 outstanding shares and the corresponding amount to be paid in dividends is EUR 388.1 million.

Helsinki, 5 February 2002

Vesa Vainio Chairman	*Gustaf Serlachius*	*Carl H. Amon III*
Martti Ahtisaari	*Michael C. Bottenheim*	*Donna Soble Kaufman*
Antoon Lenstra	*Juha Niemelä*	*Jorma Ollila*

Consolidated profit and loss account

MEUR	Note	2001	2000	1999
Turnover	(1)	**9,918**	9,583	8,261
Other operating income	(2)	**315**	539	622
Costs and expenses	(3)	**–7,958**	–7,741	–6,710
Share of results of associated companies	(4)	**83**	153	14
Depreciation according to plan and value adjustments	(5)	**–744**	–674	–614
Operating profit		**1,614**	1,860	1,573
Share of results of associated companies	(6)	**–2**	–	2
Financial income and expenses	(6)	**–279**	–143	–177
Profit before extraordinary items		**1,333**	1,717	1,398
Extraordinary income	(7)	**–**	230	–
Extraordinary expenses		**–**	–30	–
Income tax on extraordinary items		**–**	–58	–
Profit after extraordinary items		**1,333**	1,859	1,398
Income taxes	(8)	**–378**	–494	–404
Minority interest		**–**	1	–
Profit for the financial period		**955**	1,366	994
Earnings per share, EUR	(9)	**3.85**	4.77	3.77

Consolidated balance sheet

MEUR	Note	31.12.2001	31.12.2000
ASSETS			
Non-current assets			
Intangible assets	(10)	**339**	156
Goodwill on consolidation	(11)	**2,086**	548
Tangible assets	(12)	**8,934**	7,561
Investments held as non-current assets	(13)	**1,477**	1,619
Own shares	(14)	**38**	279
		12,874	10,163
Current assets			
Stocks	(15)	**1,289**	1,184
Non-current receivables	(16)	**30**	63
Current receivables	(17)	**1,815**	1,475
Cash in hand and at bank		**423**	228
		3,557	2,950
Total		**16,431**	13,113

MEUR	Note	31.12.2001	31.12.2000
EQUITY AND LIABILITIES			
Shareholders' equity	(18)		
Share capital		442	437
Share premium reserve		624	199
Revaluation reserve		366	366
Reserve for own shares		38	279
Legal reserve		672	672
Retained earnings		3,713	2,837
Profit for the financial period		955	1,366
		6,810	6,156
Minority interest		28	19
Provisions	(19)	413	130
Liabilities			
Deferred tax liability	(20)	666	732
Non-current liabilities	(21)	4,913	3,702
Current liabilities	(22)	3,601	2,374
		9,180	6,808
Total		16,431	13,113

Consolidated cash flow statement

MEUR	Additional information	2001	2000	1999
CASH FLOW FROM OPERATING ACTIVITIES				
Operating profit		1,614	1,860	1,573
Adjustments to operating profit	a)	397	153	41
Change in net working capital	b)	96	–13	1
Interest received		40	49	6
Interest paid		–337	–243	–204
Dividends received		118	76	11
Other financial income and expenses		32	22	48
Direct taxes paid	c)	–315	–265	–212
Cash from operating activities		**1,645**	1,639	1,264
CASH FLOW FROM INVESTING ACTIVITIES				
Acquisition of Group companies net of cash acquired	d)	–2,330	–271	–13
Investments in associated company shares		–29	–8	–14
Investments in other shares		–8	–2	–12
Purchase of tangible and intangible assets		–849	–592	–568
Proceeds from sale of Group companies net of cash disposed		1	25	4
Proceeds from sale of associated companies		–2	–40	180
Proceeds from sale of other shares		253	292	240
Proceeds from sale of tangible and intangible assets		50	3	158
Increase in other long-term investments		–4	–38	–57
Decrease in other long-term investments		64	159	–
Termination of Champion agreement		–	143	–
Cash used in investing activities		**–2,854**	–329	–82
Cash flow before financing activities		**–1,209**	1,310	1,182
CASH FLOW FROM FINANCING ACTIVITIES				
Increase in long-term liabilities		3,551	137	962
Decrease in long-term liabilities		–1,993	–763	–1,172
Increase (+) or decrease (–) in current interest-bearing liabilities		–50	19	–543
Increase (–) or decrease (+) in interest-bearing receivables		19	44	–12
Dividends paid		–371	–324	–290
Extra dividends paid for 1999		–	–233	–
Share issue		419	–	–
Purchase of own shares		–152	–279	–236
Other items		–24	1	9
Cash used in financing activities		**1,399**	–1,398	–1,282
Net increase (+) or decrease (–) in cash and cash equivalents	e)	195	–93	–92
Cash and cash equivalents at 1 Jan.		228	321	413
Cash and cash equivalents at 31 Dec.		423	228	321

Additional information on consolidated cash flow statement

	MEUR	2001	2000	1999
a)	**Adjustments to operating profit**			
	Depreciation and value adjustments	744	674	614
	Gains (–) or losses (+) on sale of fixed assets	–294	–493	–581
	Share of results (+/–) of associated companies	–83	–153	–14
	Other	30	125	22
	Total	397	153	41
b)	**Change in net working capital**			
	Increase (–) or decrease (+) in stocks	26	–99	79
	Increase (–) or decrease (+) in non-interest-bearing receivables	85	63	–258
	Increase (+) or decrease (–) in current non-interest-bearing liabilities	–15	23	180
	Total	96	–13	1
c)	**Taxes paid**			
	Taxes paid, total	–358	–588	–367
	Allocated to sale of shares	44	246	155
	Allocated to sale of other fixed assets	–1	19	–
	Allocated to termination of the Champion agreement	–	58	–
	Total	–315	–265	–212
d)	**Additional information on acquisition of Group companies**			
	Effect of acquired companies on consolidated assets and liabilities			
	Non-current assets	–2,962	–1,574	–29
	Current assets	–819	–324	–23
	Non-current liabilities	332	1,252	11
	Current liabilities	668	295	27
	Other items	28	12	–
	Cash flow	–2,753	–339	–14
	Relinquishment of own shares	–	–	–
	Less cash and cash equivalents of acquired companies	423	68	1
	Cash flow on acquisition net of cash acquired	–2,330	–271	–13
e)	**Effect of exchange rate differences on cash and cash equivalents**			
	Cash and cash equivalents at 1 Jan.	228	321	413
	Effect of exchange rate changes	5	–5	8
		233	316	421
	Increase (+) or decrease (–) in cash and cash equivalents	190	–88	–100
	Cash and cash equivalents at 31 Dec.	423	228	321

Notes to the consolidated accounts

Accounting policies

Use of the euro in the accounts

The accounts for 2001 have been prepared in euro. Figures stated in Finnish markka for 1998 and previous years have been converted into euro using the official conversion rate, 1 euro = 5.94573 markka.

Principles of consolidation

UPM-Kymmene's consolidated financial statements are prepared in accordance with Finnish accounting practice. The figures are stated in euro under the historical cost convention, except for certain balance sheet items that have been revalued.

The consolidated financial statements include all Group companies and associated companies. Subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition and subsidiaries sold are included up to their date of sale.

The consolidated financial statements are drawn up using the purchase method and include all companies in which the parent company has a controlling interest as stated in the Accounting Act. The difference between the acquisition cost and the subsidiary's equity at the time of acquisition has been allocated, where applicable, to the underlying assets and depreciated accordingly. The remainder of the difference is shown as goodwill on consolidation and amortized according to plan.

All inter-company transactions, receivables, liabilities and unrealized profits, as well as distribution of profits within the Group, are eliminated in the consolidated financial statements.

Minority interests are presented separately in determining the Group's profit for the financial period. They are also shown separately from shareholders' equity and liabilities in the consolidated balance sheet.

Associated companies are accounted for using the equity method. Accordingly, the Group's share of profits and losses of associated companies less amortization of the acquisition cost difference is included in the consolidated profit and loss account. The Group's share of post-acquisition undistributed profits and losses of associated companies and the unamortized portion of the acquisition cost difference is included in the investments in associated companies in the consolidated balance sheet. The acquisition cost difference in respect of power companies is allocated to non-wasting tangible assets.

The shares of results of associated companies connected with the Group's core business operations are included in operating profit and those of other associated companies in financial items.

Foreign currencies

Foreign currency transactions of domestic Group companies are reported according to the exchange rates prevailing on the transaction date. Receivables and liabilities in foreign currencies are converted into euro at the middle rates of exchange quoted on the balance sheet date. Exchange differences arising on translation of trade receivables are entered under turnover, and exchange differences on trade payables under costs and expenses. Exchange rate differences on translation of other receivables and liabilities are entered under financial income and expenses.

The profit and loss accounts of subsidiaries outside the euro-zone are converted into euro using quarterly average rates of exchange, and the balance sheets using the exchange rates quoted by the European Central Bank on the balance sheet date. The difference is entered in the Group's shareholders' equity.

Exchange differences on derivative contracts relating to the Group's net cash flow are entered under turnover. Other exchange differences arising from hedging instruments are entered under financial income and expenses. Open derivative contracts are valued at the middle rate of exchange prevailing at the balance sheet date and are entered in the profit and loss account. The exception is derivative contracts relating to the Group's net cash flow, which are entered in the profit and loss account as the cash flow is credited or debited.

Tangible and intangible assets and depreciation

Tangible and intangible assets are stated at historical cost less planned depreciation and value adjustments. In addition, the balance sheet value includes revaluations for land and investments in shares. Planned depreciation is calculated on a straight-line basis so as to write off the cost of the assets over their expected useful lives:

Goodwill on consolidation and other intangible assets	5–20 years
Buildings and structures	25–40 years
Heavy machinery	15–20 years
Light machinery and equipment	5–15 years
Other tangible assets	5–12 years

Goodwill on consolidation of large companies acquired is amortized over 20 years, which corresponds to the estimated time of influence of the acquisitions.

Depreciation is not made in respect of land or water areas.

Own shares

The company's own shares are entered at cost under non-current assets. For calculation of key indices, own shares are eliminated from shareholders' equity and number of shares.

Stocks

Stocks are valued at cost, which is calculated to include the variable costs of manufacture and an appropriate proportion of the fixed costs of their acquisition and manufacture, however not exceeding the probable net realizable value or replacement value.

Appropriations

In Finland and certain other countries, tax laws allow a portion of the profit before taxation to be transferred to untaxed reserves in the balance sheet. Part of these appropriations are accepted for tax purposes only if they are recorded in the financial statements.

Deferred taxes

Deferred tax liabilities and assets are recorded in the consolidated balance sheet and are calculated from timing differences. Deferred tax liability is calculated on revaluations. Accumulated depreciation difference and untaxed reserves (appropriations) are divided into shareholders' equity and deferred tax liability in the consolidated balance sheet. Under Finland's Companies Act, those portions of untaxed reserves and accumulated depreciation difference included in shareholders' equity are excluded from distributable funds.

Provisions

Provisions in the balance sheet comprise those expenses to which a commitment has been made but which have not yet been realized. These may include pension liabilities and the costs of business closure and restructuring.

Changes in provisions are shown in the profit and loss account under the appropriate expense item.

Turnover

Turnover is calculated after deduction of sales discounts and indirect sales taxes. Turnover also includes exchange differences arising on translation of trade receivables and derivative contracts relating to protection of the Group's sales.

Research and development

Research and development costs are expensed as incurred.

Pension arrangements

The pension arrangements made in the Group comply with local conditions and practices of each country concerned. Pension expenses are based on pension liability calculations and are included in the profit and loss account.

The pension cover of employees of the parent company and of other Finnish Group companies are arranged partly through Finnish pension insurance companies, partly through the company's own pension funds and partly directly by the company. The liabilities of the company's own pension funds are covered in full.

Extraordinary income and expenses

Income and expenses from non-recurring but significant transactions arising other than in the course of the company's ordinary activities are recorded as extraordinary income and expenses and are stated in the consolidated accounts after deduction of tax.

Income taxes

The Group's taxes include taxes of Group companies based on taxable profit or proposed dividend for the financial period, together with tax adjustments for previous periods and the change in deferred tax liability. The tax credits arising from the distribution of dividends by subsidiaries are deducted from income taxes.

1 Turnover by division

MEUR	2001	2000	1999
Magazine Papers	**3,548**	3,343	2,546
Newsprint	**1,058**	1,045	1,029
Fine and Speciality Papers	**2,362**	2,390	1,858
Converting Industry	**1,480**	1,272	1,098
Wood Products Industry	**1,463**	1,490	1,301
Other operations	**489**	576	802
Intra-Group sales	**–482**	–533	–373
	9,918	9,583	8,261

Turnover by market

MEUR	2001	2000	1999
Germany	**1,561**	1,565	1,360
Great Britain	**1,433**	1,398	1,212
Finland	**974**	1,020	1,102
France	**876**	982	823
Other EU countries	**1,995**	1,938	1,687
Other European countries	**668**	670	570
North America	**1,453**	1,201	886
Rest of world	**958**	809	621
	9,918	9,583	8,261

2 Other operating income

MEUR	2001	2000	1999
Capital gains on disposal of fixed assets	**299**	523	593
Income from rents	**11**	13	11
Other	**5**	3	18
	315	539	622

3 Costs and expenses

MEUR	2001	2000	1999
Change in stocks of finished goods and work in progress	**49**	–122	36
Production for own use	**–46**	–18	–15
Materials and services			
Raw materials, consumables and goods			
Purchased during the period	**4,311**	4,573	3,758
Change in stocks	**–69**	–2	35
External services	**772**	678	628
	5,017	5,109	4,442
Personnel expenses			
Salaries and fees			
Salaries of boards of directors and managing directors	**22**	21	21
Other salaries	**1,235**	1,158	1,067
	1,257	1,179	1,088
Indirect employee costs			
Pension expenses	**143**	112	122
Other indirect employee costs	**212**	178	159
	355	290	281
Other operating costs and expenses	**1,329**	1,163	899
	7,958	7,741	6,710

The annual salaries, emoluments in kind and fees paid to the Parent Company's Managing Director and Deputy Managing Director in 2001 were EUR 0.838 million (0.504 million) and EUR 0.540 million (0.361 million), respectively.

At 31 December 2001, none of the Group's managing directors, deputy managing directors or members of the boards of directors had any loans outstanding from the company or its subsidiaries.

Personnel (average)	2001	2000	1999
Magazine Papers	**8,491**	7,298	6,761
Newsprint	**2,972**	2,719	3,047
Fine and Speciality Papers	**6,797**	6,314	6,166
Converting Industry	**4,903**	4,160	3,899
Wood Products Industry	**7,580**	7,267	6,877
Other activities	**3,720**	4,882	5,519
Total	**34,463**	32,640	32,269
Personnel at year end	**36,298**	32,755	30,963

4 Share of results of associated companies

MEUR	**2001**	2000	1999
Oy Metsä-Botnia Ab	**80**	171	32
Pohjolan Voima Oy	**–**	–4	6
Others	**3**	–14	–24
Total included in operating profit	**83**	153	14

5 Depreciation according to plan and value adjustments

MEUR	**2001**	2000	1999
Depreciation according to plan			
Formation expenses	**–**	–	1
Intangible rights	**4**	3	3
Goodwill	**4**	1	1
Goodwill on consolidation	**41**	20	15
Other capitalized expenditure	**20**	20	18
Buildings	**76**	69	64
Machinery and equipment	**562**	505	469
Other tangible assets	**21**	12	12
	728	630	583
Value adjustments			
on non-current assets	**16**	44	31
	744	674	614

6 Financial income and expenses

MEUR	**2001**	2000	1999
Income from other investments held as non-current assets			
Dividend income	**33**	50	11
Interest received	**15**	21	8
Other interest and financial income			
Other interest income	**25**	26	13
Other financial income	**1**	4	2
Exchange differences	**–5**	5	2
Interest expenses and other financial expenses			
Interest expenses	**–317**	–234	–201
Other financial expenses	**–31**	–15	–12
Share of results of associated companies	**–2**	–	2
	–281	–143	–175

7 Extraordinary items

MEUR	**2001**	2000	1999
Extraordinary income [1]	**–**	230	–
Taxes on extraordinary income	**–**	–66	–
	–	164	–
Extraordinary expenses [1]	**–**	–30	–
Taxes on extraordinary expenses	**–**	8	–
	–	–22	–
	–	142	–

[1] Extraordinary income and expenses are associated with the Champion agreement and its termination.

8 Income taxes

MEUR	**2001**	2000	1999
Taxes for the financial period	**394**	564	428
Included in extraordinary items	**–**	–58	–
Taxes from previous periods	**1**	22	–6
Change in deferred taxes [2]	**–17**	–34	–18
	378	494	404
[2] Change in deferred taxes			
From timing differences	**–6**	–2	–41
From consolidation eliminations	**–2**	–0	–3
From appropriations	**–9**	–32	26
	–17	–34	–18

9 Earnings per share

MEUR	**2001**	2000	1999
Profit before extraordinary items	**1,333**	1,717	1,398
Minority interest	**–**	1	–
Income taxes	**–378**	–494	–404
Earnings	**955**	1,224	994
Average number of shares	**247,892**	256,817	264,018
Earnings per share, EUR	**3.85**	4.77	3.77

10 Intangible assets

MEUR	2001	2000
Intangible rights		
Acquisition cost at 1 Jan.	**81**	48
Difference on translation	**2**	–
Increases	**78**	41
Decreases	**–1**	–8
Transfers between balance sheet items	**2**	–
Acquisition cost at 31 Dec.	**162**	81
Accumulated depreciation at 1 Jan.	**–31**	–33
Accumulated depreciation on acquired companies	**–46**	–
Accumulated depreciation on decreases and transfers	**2**	5
Depreciation for the period	**–4**	–3
Transfers between balance sheet items	**–1**	–
Accumulated depreciation at 31 Dec.	**–80**	–31
Book value at 31 Dec.	**82**	50
Goodwill		
Acquisition cost at 1 Jan.	**14**	13
Difference on translation	**–**	–
Increases	**159**	11
Decreases	**–6**	–10
Transfers between balance sheet items	**–**	–
Acquisition cost at 31 Dec.	**167**	14
Accumulated depreciation at 1 Jan.	**–6**	–8
Accumulated depreciation on acquired companies	**–37**	–
Accumulated depreciation on decreases and transfers	**–**	3
Depreciation for the period	**–4**	–1
Accumulated depreciation at 31 Dec.	**–47**	–6
Book value at 31 Dec.	**120**	8
Other capitalized expenditure		
Acquisition cost at 1 Jan.	**165**	183
Difference on translation	**1**	1
Increases	**23**	23
Decreases	**–11**	–44
Transfers between balance sheet items	**1**	2
Acquisition cost at 31 Dec.	**179**	165
Accumulated depreciation at 1 Jan.	**–93**	–116
Accumulated depreciation on decreases and transfers	**9**	43
Transfers between balance sheet items	**2**	–
Depreciation for the period	**–20**	–20
Value adjustments and their cancellations	**–**	–
Accumulated depreciation at 31 Dec.	**–102**	–93
Book value at 31 Dec.	**77**	72
Advance payments		
Acquisition cost at 1 Jan.	**26**	6
Increases	**38**	20
Decreases	**–1**	–
Transfers between balance sheet items	**–3**	–
Book value at 31 Dec.	**60**	26

11 Goodwill on consolidation

MEUR	2001	2000
Acquisition cost at 1 Jan.	**613**	272
Increases	**1,586**	352
Decreases	**–7**	–1
Transfers between balance sheet items and other changes	**–**	–10
Acquisition cost at 31 Dec.	**2,192**	613
Accumulated depreciation at 1 Jan.	**–65**	–55
Accumulated depreciation on decreases and transfers	**–**	10
Depreciation for the period	**–41**	–20
Accumulated depreciation at 31 Dec.	**–106**	–65
Book value at 31 Dec.	**2,086**	548

EUR 136 million in goodwill arising on consolidation has been allocated to machinery and equipment (155 million), EUR 75 million to land (75 million), EUR 21 million to shares (21 million), EUR 14 million to buildings (15 million) and EUR 10 million to intangible rights (11 million).

12 Tangible assets

MEUR	2001	2000
Land and water areas		
Acquisition cost at 1 Jan.	**630**	605
Difference on translation	**2**	1
Increases	**44**	14
Decreases	**–5**	–5
Transfers between balance sheet items	**–**	15
Acquisition cost at 31 Dec.	**671**	630
Accumulated depreciation at 1 Jan.	**–7**	–
Value adjustments and their cancellations	**–1**	–7
Accumulated depreciation at 31 Dec.	**–8**	–7
Revaluations [1]	**567**	567
Book value at 31 Dec.	**1,230**	1,190

[1] Revaluations		
Value at 1 Jan.	**567**	567
Decreases	**–**	–
Value at 31 Dec.	**567**	567

MEUR	2001	2000
Buildings		
Acquisition cost at 1 Jan.	2,284	2,005
Difference on translation	13	8
Increases	645	301
Decreases	–51	–57
Transfers between balance sheet items	23	27
Acquisition cost at 31 Dec.	2,914	2,284
Accumulated depreciation at 1 Jan.	–836	–733
Difference on translation	–4	–3
Accumulated depreciation on acquired companies	–221	–61
Accumulated depreciation on decreases and transfers	21	29
Depreciation for the period	–76	–67
Value adjustments and their cancellations	–	–1
Accumulated depreciation at 31 Dec.	–1,116	–836
Book value at 31 Dec.	1,798	1,448
Machinery and equipment		
Acquisition cost at 1 Jan.	9,961	8,496
Difference on translation	77	46
Increases	2,146	1,577
Decreases	–242	–246
Transfers between balance sheet items	146	88
Acquisition cost at 31 Dec.	12,088	9,961
Accumulated depreciation at 1 Jan.	–5,379	–4,619
Difference on translation	–28	–21
Accumulated depreciation on acquired companies	–785	–394
Transfers between balance sheet items	–1	–
Accumulated depreciation on decreases and transfers	213	201
Depreciation for the period	–562	–503
Value adjustments and their cancellations	–15	–43
Accumulated depreciation at 31 Dec.	–6,557	–5,379
Book value at 31 Dec.	5,531	4,582
Other tangible assets		
Acquisition cost at 1 Jan.	261	231
Difference on translation	1	1
Increases	211	49
Decreases	–9	–7
Transfers between balance sheet items	6	–13
Acquisition cost at 31 Dec.	470	261
Accumulated depreciation at 1 Jan.	–142	–135
Difference on translation	–	–
Accumulated depreciation on acquired companies	–151	–7
Transfers between balance sheet items	–16	–
Accumulated depreciation on decreases and transfers	12	12
Depreciation for the period	–21	–12
Accumulated depreciation at 31 Dec.	–318	–142
Book value at 31 Dec.	152	119
Advance payments and construction in progress		
Acquisition cost at 1 Jan.	222	147
Difference on translation	2	1
Increases	284	267
Decreases	–118	–47
Transfers between balance sheet items	–167	–146
Book value at 31 Dec.	223	222

13 Investments held as non-current assets

MEUR	2001	2000
Holdings in associated companies		
Acquisition cost at 1 Jan.	818	717
Increases	29	217
Decreases	–	–10
Transfers between balance sheet items	1	–106
Acquisition cost at 31 Dec.	848	818
Accumulated depreciation at 1 Jan.	–15	–4
Value adjustments and their cancellations	–1	–11
Accumulated depreciation at 31 Dec.	–16	–15
Revaluations [1]	103	103
Book value at 31 Dec.	935	906
[1] Revaluations		
Value at 1 Jan.	103	103
Decreases	–	–
Value at 31 Dec.	103	103

Holdings in associated companies include net unamortized goodwill of EUR 41 million (20 million). Of this amount, EUR 37 million (15 million) relates to Pohjolan Voima Oy's shares.

MEUR	2001	2000
Receivables from associated companies		
Acquisition cost at 1 Jan.	94	180
Increases	1	5
Decreases	–12	–80
Transfers between balance sheet items	5	–11
Acquisition cost at 31 Dec.	88	94
Accumulated depreciation at 1 Jan.	–51	–55
Value adjustments and their cancellations	–4	4
Accumulated depreciation at 31 Dec.	–55	–51
Book value at 31 Dec.	33	43
Other shares and holdings		
Acquisition cost at 1 Jan.	416	401
Difference on translation	–	–
Increases	10	22
Decreases	–35	–6
Transfers between balance sheet items	–	–1
Acquisition cost at 31 Dec.	391	416
Accumulated depreciation at 1 Jan.	–31	–27
Value adjustments and their cancellations	4	–4
Accumulated depreciation at 31 Dec.	–27	–31
Revaluations [1]	61	61
Book value at 31 Dec.	425	446
[1] Revaluations		
Value at 1 Jan.	61	61
Value at 31 Dec.	61	61

Market values

The book value of shares in companies listed on the Helsinki Exchanges is EUR 189 million. The market value at 31 December 2001 was EUR 688 million. The difference is due mainly to the value of Nokia Corporation shares.

MEUR	2001	2000
Other receivables		
Acquisition cost at 1 Jan.	**224**	255
Increases	**114**	347
Decreases	**–127**	–379
Transfers between balance sheet items	**–127**	1
Acquisition cost at 31 Dec.	**84**	224
Book value at 31 Dec.	**84**	224

14 Own shares

MEUR	2001	2000
Acquisition cost at 1 Jan.	**279**	236
Increases	**152**	279
Own shares declared void	**–393**	–236
Book value at 31 Dec.	**38**	279

At 31 December 2001, the Group (parent company) held 1,175,398 (9,325,708) own shares, which represented EUR 2 million (16 million) of the share capital and had a total purchase price of EUR 38 million (279 million).

15 Stocks

MEUR	2001	2000
Raw materials and consumables	**550**	411
Work in progress	**61**	57
Finished products and goods	**597**	658
Other stocks	**45**	2
Advance payments	**36**	56
	1,289	1,184

16 Non-current receivables

MEUR	2001	2000
Trade receivables	**1**	1
Loan receivables	**1**	2
Other receivables	**19**	37
Prepayments and accrued income	**9**	23
	30	63

17 Current receivables

MEUR	2001	2000
Trade receivables	**1,310**	1,186
Loan receivables	**138**	18
Other receivables	**157**	124
Prepayments and accrued income [1]	**210**	147
	1,815	1,475

[1] Main items included in current prepayments and accrued income		
Personnel expenses	**17**	13
Interest income	**17**	18
Interest expenses	**11**	–
Income taxes	**76**	34
Indirect taxes	**35**	12
Others	**54**	70
	210	147

Receivables from associated and participating interest companies		
Trade receivables	**22**	14
	22	14

Some Group companies in Great Britain, France, Italy and Germany have made agreements with third parties concerning their trade receivables (asset securitization). The Group companies in question have agreed to sell the ownership right to specified trade receivables on a continuous and irrevocable basis. The value of the receivables sold on the basis of the asset securitization agreement at 31 December 2001 was EUR 154 (252) million, and it is presented on the consolidated balance sheet as a decrease in trade receivables. The security associated with the asset securitization programme is reported on the consolidated balance sheet under other receivables. The expenses incurred in the sales of these receivables are included in financial expenses on the consolidated profit and loss account. Increases and decreases in trade receivables are reported on the consolidated cash flow statement as cash generated from operations.

Interest-bearing receivables	2001	2000
Non-current assets		
Loan receivables	**83**	219
Current assets		
Loan receivables	**138**	3
Trade receivables	**–**	6
Other receivables	**34**	25
Cash in hand and at bank	**423**	228
	678	481

18 Shareholders' equity

MEUR

	Share capital	Share premium reserve	Revaluation reserve	Reserve for own shares	Legal reserve	Retained earnings	Shareholders' equity, total
Shareholders' equity at 1 Jan. 2000	448	167	364	236	673	3,648	5,536
Convertible bond loan 1994	2	19	–	–	–	–	21
Own shares declared void	–13	13	–	–236	–	–	–236
Deferred tax liability on revaluations	–	–	2	–	–	–	2
Transferred to reserve for own shares	–	–	–	279	–	–279	–
Dividends paid	–	–	–	–	–	–558	–558
Profit for the period	–	–	–	–	–	1,366	1,366
Translation differences and other	–	–	–	–	–1	26	25
Shareholders' equity at 31 Dec. 2000	437	199	366	279	672	4,203	6,156
Convertible bond loan 1994	**1**	**10**	–	–	–	–	**11**
Directed share issue	**21**	**398**	–	–	–	–	**419**
Bonus issue	**5**	**–5**	–	–	–	–	–
Own shares declared void	**–22**	**22**	–	**–393**	–	–	**–393**
Dividends paid	–	–	–	–	–	**–371**	**–371**
Transferred to reserve for own shares	–	–	–	**152**	–	**–152**	–
Profit for the period	–	–	–	–	–	**955**	**955**
Translation differences and other	–	–	–	–	–	**33**	**33**
Shareholders' equity at 31 Dec. 2001	**442**	**624**	**366**	**38**	**672**	**4,668**	**6,810**

Distributable funds at 31 Dec.

MEUR	2001	2000
Reserve for own shares	**38**	279
Retained earnings	**3,713**	2,837
Profit for the period	**955**	1,366
Portion of accumulated depreciation difference and untaxed reserves transferred to shareholders' equity	**–1,502**	–1,675
Cost of acquisition of own shares	**–38**	–279
Distributable funds at 31 Dec.	**3,166**	2,528

19 Provisions

MEUR	2001	2000
Pension provisions	**299**	72
Other	**114**	58
	413	130

20 Deferred tax liability

MEUR	2001	2000
Deferred tax liability		
From timing differences	**164**	152
From consolidation eliminations	**10**	14
From appropriations	**649**	655
From revaluations [1]	**214**	214
	1,037	1,035
Deferred tax receivable		
From timing differences	**328**	260
From consolidation eliminations	**43**	43
	371	303
Deferred tax liability net	**666**	732

[1] The deferred tax liability from revaluations has been deducted from the revaluation reserve in the shareholders' equity.

21 Non-current liabilities

MEUR	2001	2000
Bond loans	**1,521**	1,804
Convertible bond loans	**70**	117
Loans from financial institutions	**2,190**	853
Pension loans	**723**	652
Trade payables	**18**	–
Other liabilities	**391**	276
	4,913	3,702
Payables to associated companies		
Other liabilities	**31**	31
	31	31
Repayment schedule for long-term loans		
In 2003–2006 / 2002–2005		
Bond loans	**386**	620
Convertible bond loans	**70**	117
Loans from financial institutions	**1,915**	688
Pension loans	**332**	268
Trade payables	**5**	–
Payables to associated and participating interest companies	**31**	31
Other liabilities	**149**	210
	2,888	1,934
In 2007– / 2006–		
Bond loans	**1,135**	1,185
Loans from financial institutions	**275**	165
Pension loans	**391**	383
Trade payables	**13**	–
Other liabilities	**211**	35
	2,025	1,768
Total at 31 Dec.	**4,913**	3,702

Bond loans

		Interest, %	Initial loan, mill.		2001	2000
Fixed interest						
	1993–2008	9.10	EUR	4	**4**	4
	1995–2005	7.72	USD	155	**176**	166
	1995–2005	10.625	USD	350	**–**	183
	1997–2007	6.875	USD	225	**255**	242
	1997–2007	6.88	EUR	102	**102**	–
	1997–2027	7.45	USD	375	**426**	403
	1998–2004	9.00	USD	200	**133**	183
	1999–2004	11.50	USD	100	**60**	83
	1999–2009	6.35	EUR	250	**250**	250
	1999–2029	4.46	JPY	11,000	**–**	103
	1999–2029	4.55	JPY	10,000	**–**	94
	2000–2030	3.55	JPY	10,000	**87**	93
	2001–2006	0.962	JPY	2,000	**17**	–
	2001–2007	6.875	USD	10	**11**	–
					1,521	1,804
Bond loans, total					**1,521**	1,804
– current portion					**–**	–
Bond loans, long-term portion					**1,521**	1,804

Subordinated convertible bond loans

	Interest, %	Initial loan million		2001	2000
Convertible bond loan 1994 [1]	6.50	EUR	161	**70**	81
Convertible bond loan 1998	6.00	USD	45	**–**	36
– current portion				**–**	–
Convertible bond loans, long-term portion				**70**	117

[1] The subordinated convertible bonds may be exchanged for shares between January and October each year. Each EUR 1,681.88 debenture entitles the holder to 78 shares at a computed price of EUR 21.56 per share. Under the terms of the issue, the company has had the right, from 25 March 1998, to reduce the loan period.

22 Current liabilities

MEUR	2001	2000
Loans from financial institutions	**1,278**	417
Pension loans	**83**	69
Advances received	**23**	13
Trade payables	**878**	704
Bills of exchange payable	**–**	206
Other liabilities	**554**	330
Accruals and deferred income[1]	**785**	635
	3,601	2,374
Payables to associated and participating interest companies		
Trade payables	**31**	33
Other liabilities	**67**	–
	98	33
[1] Main items included in current accruals and deferred income		
Personnel expenses	**251**	244
Interest income	**–**	2
Interest expenses	**43**	44
Income tax	**208**	104
Indirect taxes	**41**	39
Others	**242**	202
	785	635
Net interest-bearing liabilities		
Interest-bearing liabilities		
Non-current liabilities		
Bond loans	**1,521**	1,804
Convertible bond loans	**70**	117
Loans from financial institutions	**2,190**	853
Pension loans	**723**	652
Other liabilities	**394**	257
	4,898	3,683
Current liabilities		
Amortization of long-term loans	**664**	296
Bills of exchange payable	**–**	206
Other current liabilities	**1,157**	367
	1,821	869
Interest-bearing liabilities, total	**6,719**	4,552
Interest-bearing receivables		
Non-current assets		
Loan receivables	**83**	219
Current assets		
Loan receivables	**138**	3
Trade receivables	**–**	6
Other receivables	**34**	25
Cash in hand and at bank	**423**	228
Interest-bearing receivables, total	**678**	481
Net interest-bearing liabilities	**6,041**	4,071

23 Contingent liabilities

MEUR	2001	2000
Mortgages[1]		
As security against own debts	**388**	945
Guarantees		
Guarantees for loans		
On behalf of associated and participating interest companies	**72**	73
On behalf of others	**4**	4
Other guarantees		
On own commitments	**63**	58
On behalf of others	**6**	4
Pension liabilities		
Direct liabilities	**3**	3
Leasing commitments[2]		
Commitments for 2002/2001	**17**	17
Commitments for subsequent years	**65**	63
Other commitments	**42**	70

[1] Includes securities for Miramichi's bond loans of EUR 193 million.

[2] UPM-Kymmene has also leased certain power plants under long-term agreements and uses the electrical power generated by these plants in its production. The company has the right, but not the obligation, to purchase these power plants or shares therein. Leasing commitments are EUR 20 million in 2002 and subsequently EUR 144 million up to 2012. UPM-Kymmene estimates that the market value of these agreements exceeds the above commitments.

Directors' pension commitments

The retirement age for the managing directors and certain other directors of Group companies has been fixed at 60–65 years.

Market and nominal values of the Group's derivative agreements open at 31 December.

MEUR	Market value 2001	Market value 2000	Nominal value 2001	Nominal value 2000
Currency derivatives				
Forward contracts	**–18**	–5	**2,296**	2,845
Option contracts				
bought	**0**	1	**0**	30
written	**–**	–	**–**	60
Swap contracts	**–35**	–	**297**	320
Interest rate derivatives				
Forward contracts	**–8**	–5	**8,715**	4,234
Option contracts				
bought	**–**	–	**–**	–
written	**–**	–	**–**	–
Swap contracts	**46**	3	**2,430**	2,419
Other derivatives [1]				
Forward contracts	**–1**	–15	**45**	91

[1] Other derivatives include pulp, paper and electricity derivatives. The parent company's share of their market value is EUR 0 million (0 million) and that of their nominal value EUR 17 million (6 million).

Interest rate derivatives are included under interest expenses during the period of validity of the contracts. Currency derivatives are included in the financial result at market value except for those relating to net currency flows, which are entered in the profit and loss account as the cash flow is credited or debited. The outcomes of other derivatives are entered in the profit and loss account as the cash flow is credited or debited.

Methods used to determine the current values of derivative contracts
Derivative contracts are valued at the present value of the cash flows arising from them.

FINANCIAL RISKS

The objective of financial risk management is to protect the Group against unfavourable changes in financial markets and thus help to secure profitability. The objectives and limits for financing activities are defined in the Group's Financial Policy approved by the company's Board of Directors.

In the financial risk management, various financial instruments are used within the limits specified in the Group's Financial Policy. Only those instruments whose market value and risk profile can be continuously and reliably monitored are used for this purpose.

Funding and management of the financial risks are the responsibility of the Group Treasury department. Besides effective risk management, the department seeks to save costs and optimize the Group's cash flows.

Foreign currency risks
Management of foreign currency exposure is divided into two parts: that relating to foreign currency flows and that relating to foreign currency denominated balance sheet items.

The first concerns the 12-month forecasted commercial foreign currency flows and their related hedging. Hedging 50% of the net foreign currency flow for the 12 months ahead is considered neutral. The overall hedging rate may vary between 25 and 100%, and the hedging rates for individual currencies between 0 and 100%. The table below shows the nominal and market values of the hedging instruments as well as their middle rates at 31 December 2001.

Currency	Nominal value of instruments MEUR	Market value of instruments MEUR	Middle rates of instruments
USD	452	–9	0.8944
GBP	375	–10	0.6309
CAD	–116	–1	1.3855
SEK	59	1	9.2365
DKK	46	0	7.4845
JPY	44	4	104.46
CHF	45	–1	1.4922
NOK	36	–1	8.3100
Others	33	0	
Total	974	–17	

The Group's profit centres and subsidiaries use their own discretion in hedging their net foreign currency exposures, which they do through the Group Treasury department.

The Group's financial results and competitiveness are also affected indirectly by the domestic currencies of its main competitors, principally the US dollar, the Canadian dollar and the Swedish krona. Exposure to these risks is not hedged. However, the company's own production in the United States and Canada reduces this risk.

The balance sheet position comprises foreign currency denominated debts and receivables. According to the Group's Financial Policy, the aim is a fully hedged position. At 31 December 2001 the balance sheet position was EUR 293 million. It mainly comprises financing operations concerning China. Foreign currency risks associated with the shareholders' equity of foreign subsidiaries are not hedged.

Interest rate risks

According to the Group's Financial Policy, the financing of foreign subsidiaries occurs in their own domestic currencies. As a consequence of this policy, the Group's most important loan currencies are the euro, U.S. dollar, sterling and Canadian dollar. China is the only exception to this domestic currency rule.

The Group's interest-bearing net debts (including derivatives) at 31 December 2001 were broken down by currency as follows:

Currency	Amount BEUR	Average interest rate, %	Interest rate sensitivity [1] MEUR
EUR	4.1	4.0	18
USD	0.8	2.8	3
GBP	0.3	4.7	1
CAD	0.7	2.1	3
Others	0.1	3.6	1
Total	6.0	3.7	26

[1] Effect of a one percentage point rise in market rates of interest on the Group's net interest expenses over the following 12 months.

Management of interest rate risks is based on the 12-month average duration of the net debt portfolio as defined in the Group's Financial Policy. This relatively short duration is based on the assumption that, on average, yield curves will be positive. This approach thus reduces interest costs in the long term. The duration may deviate from the 12-month norm by +/– 6 months. At 31 December 2001, the average duration of the net debt portfolio was 13 months.

Liquidity and refinancing risks

The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be realized quickly. Cash funds are only invested where the credit risk is limited. In addition to cash funds of EUR 423 million, at 31 December 2001 the Group had unused committed credit facilities amounting to EUR 1.7 billion.

Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at 31 December 2001 was 7.2 years (7.4 years at 31 December 2000).

Loan maturity schedule at 31 December 2000

Year	Loan repayments MEUR	Committed credit facilities MEUR	Use of committed credit facilities MEUR	Total MEUR
2002	–1,562	3,001	–1,609	–170
short-term [1]	–1,157	–	–	–
long-term	–405	–	–	–
2003	–312	–446	–	–758
2004	–540	–224	–	–764
2005	–455	–195	–	–650
2006	–213	–2,093	–	–2,306
2007	–523	–18	–	–541
2008	–160	–25	–	–185
2009	–326	–	–	–326
2010–	–1,019	–	–	1,019
Total	–5,110	–	–1,609	–6,719

[1] It is assumed that all short-term loans raised from uncommitted credit facilities will be repaid.

At 31 December 2001, the most important financing programmes in use were:

- Domestic commercial paper programme, EUR 500 million
- Euro commercial paper programme, USD 500 million
- Medium term note programme, EUR 2 billion
- Revolving credit facility, EUR 895 million (matures 2003–2004)
- Revolving Credit Facility, EUR 2,000 million (matures 2006)

Parent company accounts

Profit and loss account

1.1.–31.12., MEUR	Note	2001	2000
Turnover	(1)	**4,712**	4,780
Increase (+) or decrease (–) in finished goods		**–6**	20
Production for own use		**42**	14
Other operating income	(2)	**298**	527
Raw materials and services			
Raw materials and consumables			
Purchases during the financial period		**–2,094**	–2,322
Increase (–) or decrease (+) in stocks		**36**	–5
External services		**–310**	–301
		–2,368	–2,628
Personnel expenses			
Wages and salaries	(3)	**–472**	–454
Social security expenses			
Pension expenses		**–86**	–66
Other social security expenses		**–49**	–48
		–607	–568
Depreciation and value adjustments	(4)		
Depreciation according to plan		**–284**	–282
Value adjustments to goods held as non-current assets		**–9**	–4
		–293	–286
Other costs and expenses		**–625**	–490
Operating profit		**1,153**	1,369
Financial income and expenses			
Income from investments held as non-current assets			
Income from Group companies		**82**	42
Income from participating interest companies		**122**	7
Income from other shares and holdings		**43**	65
Interest income from Group companies		**43**	47
Interest income from other companies		**15**	21
Other interest and financial income			
Other interest income from Group companies		**33**	24
Other interest income from other companies		**12**	16
Other financial income from Group companies		**0**	27
Other financial income from other companies		**0**	3
Interest and other financial expenses			
Interest expenses paid to Group companies		**–11**	–13
Interest expenses paid to other companies		**–209**	–155
Other financial expenses paid to Group companies		**–3**	–7
Other financial expenses paid to other companies		**–12**	–22
		115	55
Profit before extraordinary items		**1,268**	1,424
Extraordinary items	(5)		
Extraordinary income		**77**	471
Extraordinary expenses		**–32**	–30
		45	441
Profit before appropriations and taxes		**1,313**	1,865
Appropriations			
Increase (–) or decrease (+) in accumulated depreciation difference		**47**	47
Income taxes	(6)	**–386**	–552
Profit for the financial period		**974**	1,360

Funds statement

MEUR	2001	2000
Business operations		
Operating profit	**1,153**	1,369
Adjustments to operating profit [a]	**11**	–190
Change in net working capital [b]	**274**	–94
Interest	**–117**	–60
Dividends received	**191**	93
Other financial items	**67**	62
Taxes [c]	**–297**	–287
Net cash flow from operations	**1,282**	893
Investments		
Purchase of shares	**–861**	–512
Purchase of other fixed assets	**–355**	–264
Sale of shares	**221**	381
Sale of other fixed assets	**111**	21
Increase in other non-current investments	**–2,506**	–665
Decrease in other non-current investments	**437**	502
Termination of Champion agreement	**–**	143
Total cash used in investments	**–2,953**	–394
Cash flow before financing	**–1,671**	499
Financing		
Increase in non-current liabilities	**1,804**	121
Decrease in non-current liabilities	**–303**	–243
Increase (–) or decrease (+) in interest-bearing receivables	**–273**	–154
Increase (+) or decrease (–) in interest-bearing current liabilities	**634**	293
Purchase of own shares	**–152**	–279
Dividends paid	**–371**	–557
Group contributions, received and paid	**32**	171
Share issue and share conversions	**430**	21
Total financing	**1,801**	–627
Increase (+) or decrease (–) in liquid funds	**130**	–128
Liquid funds at 1 Jan.	**140**	268
Liquid funds at 31 Dec.	**270**	140

a) Adjustments to operating profit

	2001	2000
Depreciation	**284**	282
Gains (+) or losses (–) on sale of fixed assets	**–282**	–476
Value adjustments on non-current assets	**9**	4
Total	**11**	–190

b) Change in net working capital

	2001	2000
Increase (–) or decrease (+) in stocks	**–8**	–20
Increase (–) or decrease (+) in non-interest-bearing receivables	**195**	–82
Increase (+) or decrease (–) in non-interest-bearing current liabilities	**87**	8
Total	**274**	–94

c) Taxes due to extraordinary items and the sale of fixed assets are presented on a net basis.

Balance sheet

MEUR	Note	31.12.2001	31.12.2000
ASSETS			
Non-current assets			
Intangible assets	(7)		
Intangible rights		**7**	2
Goodwill		**–**	–
Other capitalized expenditure		**36**	31
Advance payments		**58**	24
		101	57
Tangible assets	(8)		
Land and water areas		**1,033**	1,033
Buildings		**532**	540
Machinery and equipment		**1,882**	1,923
Other tangible assets		**50**	51
Advance payments and construction in progress		**73**	102
		3,570	3,649
Investments	(9)		
Holdings in Group companies		**3,505**	2,683
Receivables from Group companies		**2,563**	477
Holdings in participating interest companies		**624**	596
Receivables from participating interest companies		**55**	70
Other shares and holdings		**334**	347
Other receivables		**77**	218
Own shares		**38**	279
		7,196	4,670
		10,867	8,376
Current assets			
Stocks			
Raw materials and consumables		**186**	142
Work in progress		**5**	5
Finished products and goods		**97**	112
Advance payments		**35**	56
		323	315
Receivables			
Current	(10)		
Trade receivables		**185**	208
Receivables from Group companies		**1,220**	1,141
Receivables from participating interest companies		**15**	13
Loan receivables		**137**	17
Other receivables		**59**	55
Prepayments and accrued income		**105**	76
		1,721	1,510
Cash in hand and at bank		**270**	140
		2,314	1,965
Total assets		**13,181**	10,341

MEUR	Note	31.12.2001	31.12.2000
EQUITY AND LIABILITIES			
Shareholders' equity	(11)		
Share capital		**442**	437
Share premium reserve		**624**	199
Revaluation reserve		**555**	555
Reserve for own shares		**38**	279
Legal reserve		**632**	632
Retained earnings		**1,956**	1,119
Profit for the financial period		**974**	1,360
		5,221	4,581
Appropriations			
Accumulated depreciation difference		**1,534**	1,581
Provisions	(12)		
Provisions for pensions		**15**	15
Other provisions		**16**	16
		31	31
Liabilities			
Non-current	(13)		
Bond loans		**1,226**	1,355
Convertible bond loans		**70**	81
Loans from financial institutions		**1,453**	408
Pension loans		**644**	576
Payables to Group companies		**3**	4
Payables to participating interest companies		**31**	31
Other liabilities		**183**	1
		3,610	2,456
Current	(14)		
Loans from financial institutions		**930**	129
Pension loans		**76**	62
Advances received		**10**	11
Trade payables		**248**	212
Bills of exchange payable		**–**	206
Payables to Group companies		**775**	606
Payables to participating interest companies		**91**	25
Other liabilities		**383**	217
Accruals and deferred income		**272**	224
		2,785	1,692
		6,395	4,148
Total liabilities		**13,181**	10,341

1 Turnover

Owing to the corporate structure of the Group, the turnover of the parent company has not been broken down by division and market.

2 Other operating income

MEUR	2001	2000
Capital gains on disposal of fixed assets	**290**	518
Income from rents	**7**	8
Other	**1**	1
	298	527

3 Personnel expenses

MEUR	2001	2000
Salaries and fees		
Salaries of the Managing Director, Deputy Managing Director and members of the Board of Directors [1]	**2**	1
Other salaries	**470**	453
	472	454

[1] See notes to the consolidated accounts, note 3.

Loans to company directors

At 31 December 2001, the company's Managing Director, Deputy Managing Director and members of the Board of Directors had no loans outstanding from the company or its subsidiaries.

4 Depreciation according to plan and value adjustments

MEUR	2001	2000
Depreciation according to plan		
Goodwill	**–**	1
Other capitalized expenditure	**11**	10
Buildings	**29**	29
Machinery and equipment	**239**	237
Other tangible assets	**5**	5
	284	282
Value adjustments		
Value adjustments on non-current assets	**9**	4
	293	286

5 Extraordinary items

MEUR	2001	2000
Extraordinary income		
Group contributions	**77**	241
Termination of Champion agreement	**–**	230
	77	471
Extraordinary expenses		
Group contributions	**–32**	–
Expenses related to Champion agreement	**–**	–30
	–32	–30
	45	441

6 Income taxes

MEUR	2001	2000
Taxes on business income for the financial period	**380**	414
Income taxes from previous periods	**6**	10
Income taxes on extraordinary items	**–**	128
	386	552

Deferred tax liabilities and receivables

Deferred tax liabilities and receivables for the parent company are not recorded in the balance sheet.

Deferred tax liability comprises mainly depreciation differences, for which the deferred tax liability at 31 December 2001 was EUR 445 million (458 million).

Deferred tax liability is not stated separately for revaluations. Applying a tax rate of 29% to the amount of the revaluations, the potential tax liability arising from the sale of revalued assets is EUR 207 million (207 million).

7 Intangible assets

MEUR	2001	2000
Intangible rights		
Acquisition cost at 1 Jan.	7	6
Increases	5	–
Transfers between balance sheet items	–1	1
Acquisition cost at 31 Dec.	11	7
Accumulated depreciation at 1 Jan.	–5	–4
Accumulated depreciation on decreases and transfers	1	–1
Accumulated depreciation at 31 Dec.	–4	–5
Book value at 31 Dec.	7	2
Goodwill		
Acquisition cost at 1 Jan.	3	9
Decreases	–	–6
Transfers between balance sheet items	–2	–
Acquisition cost at 31 Dec.	1	3
Accumulated depreciation at 1 Jan.	–3	–5
Accumulated depreciation on decreases and transfers	2	3
Depreciation for the period	–	–1
Accumulated depreciation at 31 Dec.	–1	–3
Book value at 31 Dec.	–	–
Other capitalized expenditure		
Acquisition cost at 1 Jan.	87	97
Increases	12	5
Decreases	–	–1
Transfers between balance sheet items	–4	–14
Acquisition cost at 31 Dec.	95	87
Accumulated depreciation at 1 Jan.	–56	–62
Accumulated depreciation on decreases and transfers	8	16
Depreciation for the period	–11	–10
Accumulated depreciation at 31 Dec.	–59	–56
Book value at 31 Dec.	36	31
Advance payments		
Acquisition cost at 1 Jan.	24	5
Increases	37	20
Decreases	–1	–
Transfers between balance sheet items	–2	–1
Book value at 31 Dec.	58	24

8 Tangible assets

MEUR	2001	2000
Land and water areas		
Acquisition cost at 1 Jan.	485	484
Increases	1	3
Decreases	–1	–2
Acquisition cost at 31 Dec.	485	485
Revaluations at 1 Jan.	548	548
Revaluations at 31 Dec.	548	548
Book value at 31 Dec.	1,033	1,033
Buildings		
Acquisition cost at 1 Jan.	878	863
Increases	15	13
Decreases	–8	–3
Transfers between balance sheet items	8	5
Acquisition cost at 31 Dec.	893	878
Accumulated depreciation at 1 Jan.	–338	–311
Accumulated depreciation on decreases and transfers	7	2
Depreciation for the period	–29	–29
Value adjustments and their cancellations	–1	–
Accumulated depreciation at 31 Dec.	–361	–338
Book value at 31 Dec.	532	540
Machinery and equipment		
Acquisition cost at 1 Jan.	4,355	4,266
Increases	169	110
Decreases	–34	–55
Transfers between balance sheet items	–18	34
Acquisition cost at 31 Dec.	4,472	4,355
Accumulated depreciation at 1 Jan.	–2,432	–2,238
Accumulated depreciation on decreases and transfers	89	47
Depreciation for the period	–239	–237
Value adjustments and their cancellations	–8	–4
Accumulated depreciation at 31 Dec.	–2,590	–2,432
Book value at 31 Dec.	1,882	1,923
Other tangible assets		
Acquisition cost at 1 Jan.	119	114
Increases	4	6
Decreases	–	–1
Acquisition cost at 31 Dec.	123	119
Accumulated depreciation at 1 Jan.	–68	–64
Accumulated depreciation on decreases and transfers	–	1
Depreciation for the period	–5	–5
Accumulated depreciation at 31 Dec.	–73	–68
Book value at 31 Dec.	50	51
Advance payments and construction in progress		
Acquisition cost at 1 Jan.	102	53
Increases	113	106
Decreases	–80	–18
Transfers between balance sheet items	–62	–39
Book value at 31 Dec.	73	102

9 Investments held as non-current assets

MEUR	2001	2000
Holdings in Group companies		
Acquisition cost at 1 Jan.	**2,778**	1,581
Increases	**826**	1,116
Decreases	–	–25
Transfers between balance sheet items	**–3**	106
Acquisition cost at 31 Dec.	**3,601**	2,778
Accumulated depreciation at 1 Jan.	**–97**	–97
Value adjustments and their cancellations	**–1**	–
Accumulated depreciation at 31 Dec.	**–98**	–97
Revaluations at 1 Jan.	**2**	2
Revaluations at 31 Dec.	**2**	2
Book value at 31 Dec.	**3,505**	2,683
Receivables from Group companies		
Acquisition cost at 1 Jan.	**477**	773
Increases	**2,389**	339
Decreases	**–300**	–646
Transfers between balance sheet items	**–3**	11
Acquisition cost at 31 Dec.	**2,563**	477
Book value at 31 Dec.	**2,563**	477
Holdings in participating interest companies		
Acquisition cost at 1 Jan.	**508**	614
Increases	**28**	8
Decreases	–	–5
Transfers between balance sheet items	–	–109
Acquisition cost at 31 Dec.	**536**	508
Accumulated depreciation at 1 Jan.	**–15**	–4
Value adjustments and their cancellations	–	–11
Accumulated depreciation at 31 Dec.	**–15**	–15
Revaluations at 1 Jan.	**103**	103
Revaluations at 31 Dec.	**103**	103
Book value at 31 Dec.	**624**	596
Receivables from participating interest companies		
Acquisition cost at 1 Jan.	**95**	181
Increases	**1**	5
Decreases	**–12**	–80
Transfers between balance sheet items	**–7**	–11
Acquisition cost at 31 Dec.	**77**	95
Accumulated depreciation at 1 Jan.	**–25**	–25
Accumulated depreciation on decreases and transfers	**8**	–
Value adjustments and their cancellations	**–5**	–
Accumulated depreciation at 31 Dec.	**–22**	–25
Book value at 31 Dec.	**55**	70

MEUR	2001	2000
Other shares and holdings		
Acquisition cost at 1 Jan.	**316**	316
Increases	**7**	–
Decreases	**–24**	–4
Transfers between balance sheet items	–	4
Acquisition cost at 31 Dec.	**299**	316
Accumulated depreciation at 1 Jan.	**–30**	–25
Value adjustments and their cancellations	**4**	–5
Accumulated depreciation at 31 Dec.	**–26**	–30
Revaluations at 1 Jan.	**61**	61
Revaluations at 31 Dec.	**61**	61
Book value at 31 Dec.	**334**	347
Other receivables		
Acquisition cost at 1 Jan.	**218**	249
Increases	**114**	342
Decreases	**–125**	–373
Transfers between balance sheet items	**–130**	–
Acquisition cost at 31 Dec.	**77**	218
Book value at 31 Dec.	**77**	218
Own shares		
Acquisition cost at 1 Jan.	**279**	236
Increases	**152**	279
Own shares declared void	**–393**	–236
Book value at 31 Dec.	**38**	279

At 31 December 2001, the company held 1,175,398 (9,325,708) shares, which represented EUR 2 million (16 million) of the share capital and had a total purchase price of EUR 38 million (279 million).

10 Current receivables

MEUR	2001	2000
Trade receivables	**471**	533
Loan receivables	**1,056**	826
Other receivables	**60**	56
Prepayments and accrued income *)	**134**	95
	1,721	1,510

*) Main items included in current prepayments and accrued income		
Personnel expenses	**5**	7
Interest income	**30**	25
Interest expenses	**12**	–
Income taxes	**56**	21
Others	**31**	42
	134	95

MEUR	2001	2000
Receivables from Group companies		
Trade receivables	271	313
Loan receivables	919	809
Other receivables	1	1
Prepayments and accrued income	29	18
	1,220	1,141

MEUR	2001	2000
Receivables from participating interest companies		
Trade receivables	15	12
Prepayments and accrued income	–	1
	15	13

11 Shareholders' equity

MEUR

	Share capital	Share premium reserve	Revaluation reserve	Reserve for own shares	Legal reserve	Retained earnings	Shareholders' equity, total
Shareholders' equity at 1 Jan. 2000	448	167	555	236	632	1,957	3,995
Convertible bond loan 1994	2	19	–	–	–	–	21
Own shares declared void	–13	13	–	–236	–	–	–236
Transferred to reserve for own shares	–	–	–	279	–	–279	–
Dividends paid	–	–	–	–	–	–557	–557
Other changes	–	–	–	–	–	–2	–2
Profit for the period	–	–	–	–	–	1,360	1,360
Shareholders' equity at 31 Dec. 2000	437	199	555	279	632	2,479	4,581
Convertible bond loan 1994	1	10	–	–	–	–	11
Directed share issue	21	398	–	–	–	–	419
Bonus issue	5	–5	–	–	–	–	–
Own shares declared void	–22	22	–	–393	–	–	–393
Dividends paid	–	–	–	–	–	–371	–371
Transferred to reserve for own shares	–	–	–	152	–	–152	–
Profit for the period	–	–	–	–	–	974	974
Shareholders' equity at 31 Dec. 2001	442	624	555	38	632	2,930	5,221

Distributable funds at 31 Dec.

MEUR	2001	2000
Reserve for own shares	38	279
Retained earnings	1,956	1,119
Profit for the period	974	1,360
Cost of acquisition of own shares	–38	–279
Distributable funds at 31 Dec.	2,930	2,479

12 Provisions

MEUR	2001	2000
Pension provisions	15	15
Tax provisions	–	12
Others	16	4
	31	31

13 Non-current liabilities

MEUR	2001	2000
Bond loans	**1,226**	1,355
Convertible bond loans	**70**	81
Loans from financial institutions	**1,453**	408
Pension loans	**644**	576
Other liabilities	**217**	36
	3,610	2,456
Payables to Group companies		
Other liabilities	**3**	4
	3	4
Payables to associated and participating interest companies		
Other liabilities	**31**	31
	31	31
Long-term loans and their repayment schedule		
In 2003–2006 / 2002–2005		
Bond loans	**193**	166
Convertible bond loans	**70**	81
Loans from financial institutions	**1,317**	305
Pension loans	**304**	244
Payables to Group companies	**–**	1
Payables to participating interest companies	**31**	31
	1,915	828
In 2007– / 2006–		
Bond loans	**1,033**	1,189
Loans from financial institutions	**136**	103
Pension loans	**340**	332
Payables to Group companies	**3**	3
Other liabilities	**183**	1
	1,695	1,628
Total at 31 Dec.	**3,610**	2,456

Bond loans

	Interest, %	Initial loan, mill.		2001	2000
Fixed interest					
1993–2008	9.10	EUR	4	**4**	4
1995–2005	7.72	USD	155	**176**	166
1997–2007	6.875	USD	225	**255**	242
1997–2027	7.45	USD	375	**426**	403
1999–2009	6.35	EUR	250	**250**	250
1999–2029	4.46	JPY	11,000	**–**	103
1999–2029	4.55	JPY	10,000	**–**	94
2000–2030	3.55	JPY	10,000	**87**	93
2001–2006	0.962	JPY	2,000	**17**	–
2001–2007	6.875	USD	10	**11**	–
Bond loans, total				**1,226**	1,355
– current portion				**–**	–
Bond loans, long-term portion				**1,226**	1,355

Convertible bond loans

	Interest, %		Initial loan, mill.	2001	2000
Subordinated convertible bond loan 1994 [1]					
	6.50	EUR	161	**70**	81
– current portion				**–**	–
Convertible bond loans, long-term portion				**70**	81

[1] The subordinated convertible bonds may be exchanged for shares between January and October each year. Each EUR 1,681.88 debenture entitles the holder to 78 shares at a computed price of EUR 21.56 per share. Under the terms of the issue, the company has had the right, from 25 March 1998, to reduce the loan period.

14 Current liabilities

MEUR	2001	2000
Loans from financial institutions	**930**	129
Pension loans	**76**	62
Advances received	**11**	11
Trade payables	**298**	263
Bills of exchange payable	**–**	206
Other liabilities	**1,178**	765
Accruals and deferred income *)	**292**	256
	2,785	1,692
*) Main items included in current accruals and deferred income		
Personnel expenses	**112**	103
Interest expenses	**30**	34
Income tax	**102**	72
Others	**48**	47
	292	256
Payables to Group companies		
Trade payables	**26**	26
Other liabilities	**729**	548
Accruals and deferred income	**20**	32
	775	606
Payables to associated and participating interest companies		
Advances received	**1**	–
Trade payables	**24**	25
Other liabilities	**66**	–
	91	25

15 Contingent liabilities

MEUR	2001	2000
Mortgages [1]		
As security against own debts	**112**	332
Guarantees		
Guarantees for loans		
On behalf of Group companies	**587**	352
On behalf of associated and participating interest companies	**72**	73
On behalf of others	**1**	1
Other guarantees		
On behalf of Group companies	**62**	58
On behalf of others	**4**	2
Leasing commitments [2]		
Commitments for 2002/2001	**–**	–
Commitments for subsequent years	**–**	–
Other commitments [3]		

1) The mortgages given relate mainly to reborrowing of statutory employment pension contributions.

2) See Group, note 22.

3) See Group, note 22: Market and nominal values of open derivative agreements.

Shares and holdings [1)]

	Production □ Sales and distribution △ Other ○	Parent company holding, %	Group holding, %
Group companies			
Oy Alfa-Bag Ab	□	100.00	100.00
Anco Træ A/S, DK	△	68.95	100.00
Blandin Paper Company plc, US	□		100.00
Bonvesta Oy	○	100.00	100.00
Oy Botnia Shipping Ab	△	100.00	100.00
Brooks Group Ltd, IE	△	100.00	100.00
Caledonian Paper plc, GB	□		100.00
Chapelle Darblay S.A., FR	□		100.00
ZAO Chudovo-RWS, RU	□		60.00
Converflex Ab, SE	□		51.60
Forexplo S.A., FR	○		99.96
Galten Tømmerhandel A/S, DK	△		100.00
G. Haindl'sche Papierfabriken KG & Co. Dienstleistungs-gesellschaft, DE	○		90.00
Haindl Papier GmbH & Co. KG, DE	□		100.00
Interot Speditions GmbH, DE	△		100.00
Kalso-Teollisuus Oy	□		100.00
Kjellerup Tømmerhandel A/S, DK	△		100.00
Kymi Paper Oy	□	100.00	100.00
Lohja Papierprodukte GmbH, DE	△		100.00
Loparex B.V., NL	□	100.00	100.00
Loparex Inc., US	□		100.00
Loparex Ltd, GB	□		100.00
Loparex Oy	□	100.00	100.00
Mahogany Oy	□	100.00	100.00
Nordland Papier AG, DE	□	100.00	100.00
NorService GmbH, DE	△		100.00
Nortrans Speditions GmbH, DE	△		75.00
Papeteries de Docelles S.A., FR	□		100.00
Parkanon Lista Oy	□	100.00	100.00
AS Puukeskus, EE	△		100.00
Puukeskus Oy	△	100.00	100.00
Rabopale S.A., FR	□		99.94
Raflatac AB, SE	△		100.00
Raflatac A/S, DK	△		100.00
Raflatac CZ s.r.o., CZ	△		100.00
Raflatac GmbH, DE	△		100.00
Raflatac Handels GmbH, AT	△		100.00
Raflatac Iberica S.A., ES	△		100.00
Raflatac Inc., US	△		100.00
Raflatac Italia s.r.l., IT	△		100.00
Raflatac Ltd, GB	□		100.00
Raflatac Oy	□	100.00	100.00
Raflatac Polska Sp. z o.o., PL	△		100.00
Raflatac Produktions GmbH, DE	□		100.00
Raflatac Shanghai Co. Ltd, CN	□		100.00
Raflatac Singapore Pte Ltd, SG	△		100.00
Raflatac South Africa (PTY) Ltd, ZA	□		100.00
Raflatac S.A., FR	□		99.99
Raflatac (M) SDN BHD, MY	□		100.00
Raflatac (Oceania) Pty Ltd, AU	□		100.00
Oy Rauma Stevedoring Ltd	△	100.00	100.00
N.V. Rosenlew S.A., BE	□	98.63	100.00
Rosenlew-St. Frères Emballage S.A., FR	□		99.99
Rosenlew Inc., US	□		100.00
Rosenlew Minibulk Ltd, GB	△	100.00	100.00
Rosenlew Portugal Embalagens SA, PT	□	100.00	100.00

[1)] A full list of all shares and holdings is kept at UPM-Kymmene Corporation's Head Office.

	Production □ Sales and distribution △ Other ○	Parent company holding, %	Group holding, %
Rosenlew S.A., FR	□		99.94
Sapro S.A., FR	○		99.76
Schauman B.V., NL	△		100.00
Schauman Iberica S.A., ES	△		100.00
Schauman Wood AB, SE	△		100.00
Schauman Wood Oy	□	100.00	100.00
Schauman Wood S.A., FR	□		100.00
Shotton Paper Company Plc, GB	□		100.00
Silkeborg Tømmerhandel A/S, DK	△		100.00
STAG-SCA Frischholz Ges.m.b.H., AT	○		67.00
Steyrermühl AG, AT	□		99.07
Steyrermühl Sägewerksgesellschaft m.b.H. Nfg KG, AT	□		100.00
Stracel S.A., FR	□		100.00
Tilhill Economic Forestry Ltd, GB	○		100.00
Trælastimporten i Århus A/S, DK	△		100.00
UPM-Asunnot Oy	○	77.00	100.00
UPM-Kymmene GmbH., AT	△	100.00	100.00
UPM-Kymmene AB, SE	△		100.00
UPM-Kymmene AG, CH	△	100.00	100.00
UPM-Kymmene AS, NO	△	100.00	100.00
UPM-Kymmene Asia Pacific Pte Ltd., HK	△		100.00
UPM-Kymmene A/S, DK	△	100.00	100.00
UPM-Kymmene Beteiligungs GmbH, DE	○	25.00	100.00
UPM-Kymmene B.V., NL	△		100.00
UPM-Kymmene Canada Holdings Inc., CA	○	100.00	100.00
UPM-Kymmene Comercializacao de Papel, Lda, PT	△	0.30	100.00
UPM-Kymmene Distribution n.v., BE	△	100.00	100.00
UPM-Kymmene Distribution Sp. z o.o., PL	△	100.00	100.00
UPM-Kymmene Finance B.V., NL	○	100.00	100.00
UPM-Kymmene Fine-Paper GmbH, DE	○		100.00
UPM-Kymmene Forest Products (Suzhou) Pte. Ltd., SG	○	100.00	100.00
UPM-Kymmene Groupe S.A., FR	○	98.78	100.00
UPM-Kymmene Inc., US	△		100.00
UPM-Kymmene Investments, Inc., US	○	100.00	100.00
UPM-Kymmene Ltd, GB	△		100.00
UPM-Kymmene Miramichi Inc., CA	□		100.00
UPM-Kymmene Paper, CN	□		100.00
UPM-Kymmene Pty Ltd., AU	△	100.00	100.00
UPM-Kymmene S.A., FR	△		100.00
UPM-Kymmene Sales GmbH, DE	△		100.00
UPM-Kymmene Seaways Oy Ltd	△	100.00	100.00
UPM-Kymmene Seven Seas Oy	△		100.00
UPM-Kymmene Sp. z o.o., PL	△	100.00	100.00
UPM-Kymmene Srl., IT	△	99.98	100.00
UPM-Kymmene S.A., ES	△		100.00
UPM-Kymmene S.A./N.V., BE	△		100.00
UPM-Kymmene Wood GmbH, DE	△		100.00
UPM-Kymmene Wood Ltd, GB	△		100.00
UPM-Kymmene Wood S.A., FR	△	0.87	100.00
UPM-Kymmene (Canada) Inc., CA	△		100.00
UPM-Kymmene (UK) Holdings plc, GB	○	80.73	100.00
UPM Net Services sa / nv, BE	○	1.07	100.00
UPM Pack GmbH, DE	△		100.00
UPM Pack Srl., IT	△	100.00	100.00
UPM Pack S.A., FR	△		99.94
UPM Pack S.A., ES	△	100.00	100.00
UPM Speciality Papers Ltd, GB	△		100.00
Walki-Films, Inc., US	△		100.00
Walki-Neoplastica B.V., NL	□	50.00	50.00
Walki Films Deutschland K & K Verpackungen GmbH, DE	△		100.00

	Production □ Sales and distribution △ Other ○	Parent company holding, %	Group holding, %
Walki Films Ltd, GB	△		100.00
Walki Films S.A., FR	□		99.99
Walki Wisa GmbH, DE	□		100.00
Walki Wisa Ltd, GB	□		100.00
Werla Insurance Company Ltd, GB	○	100.00	100.00
Yhtyneet Sahat Oy (United Sawmills Ltd)	□	92.92	100.00

	Parent company holding, %	Group holding, %
Associated and participating interest companies		
Austria Papier Recycling Ges.m.b.H., AT		33.00
Cervuctum Oy	37.50	37.50
Compania Forestal Oriental S.A., UY	38.38	38.38
Corenso United Oy Ltd	29.00	29.00
Oy Finnish Peroxides Ab	25.00	25.00
AS Forestex, EE	34.25	34.25
Jyväs-Helmi Oy	45.00	45.00
Kainuun Voima Oy	50.00	50.00
Oy Keskuslaboratorio - Centrallaboratorium Ab	38.46	38.65
Oy Metsä-Botnia Ab	47.00	47.00
Niedermayr Papierwarenfabrik Ag, DE	32.00	32.00
Paperinkeräys Oy	22.98	22.98
Papier-Recycling Handelsges.m.b.H., AT		50.00
Pohjolan Voima Oy	39.27	39.27
Sterol Technologies Oy	35.00	35.00
Steveco Oy	31.99	31.99
Oy Transfennica Ab	49.91	49.91

	Number of shares	Parent company holding, %	Group holding, %	Book value MEUR
Other shares and holdings				
Kemijoki Oy	100,797	4.13	4.13	167.00
Metso Oyj Helsinki	19,922,115	14.62	14.62	122.20
Nokia Oyj, K Helsinki	15,298,944	0.32	0.32	6.40
Polar Kiinteistöt Oyj	14,836,442	8.24	8.24	5.30
Silja Oyj Abp	1,899,423	3.02	3.02	3.10

Calculation of key indicators

Formulae for calculation of financial indicators

Return on equity, %:

$$\frac{\text{Profit (loss) before extraordinary items – income taxes}}{\text{Shareholders' equity – capital loan – own shares + minority interest (average)}} \times 100$$

Return on capital employed, %:

$$\frac{\text{Profit (loss) before extraordinary items + interest expenses and other financial expenses}}{\text{Balance sheet total – non-interest-bearing liabilities – own shares (average)}} \times 100$$

Equity to assets ratio, %:

$$\frac{\text{Shareholders' equity}^{1)} \text{ + minority interest – own shares}}{\text{Balance sheet total – advances received – own shares}} \times 100$$

Gearing ratio, %:

$$\frac{\text{Interest-bearing net liabilities}}{\text{Shareholders' equity + minority interest – own shares}} \times 100$$

Return on capital employed (ROCE) for the divisions (operating capital), %:

$$\frac{\text{Operating profit}}{\text{Non-current assets + stocks + trade receivables – trade payables (average)}} \times 100$$

[1] In 1993–1997, shareholders' equity includes a capital loan (1993–96: EUR 126 million, 1997: EUR 101 million).

Formulae for calculation of adjusted share-related indicators

Earnings per share:

$$\frac{\text{Profit (loss) before extraordinary items – income taxes +/– minority interest}}{\text{Adjusted average number of shares during the period excluding own shares}}$$

Shareholders' equity per share:

$$\frac{\text{Shareholders' equity – capital loan}^{1)} \text{ – own shares}}{\text{Adjusted number of shares at end of period – own shares}}$$

Dividend per share:

$$\frac{\text{Dividend distribution}}{\text{Adjusted number of shares at end of period}}$$

Dividend to earnings ratio, %:

$$\frac{\text{Dividend per share}}{\text{Earnings per share}} \times 100$$

Effective dividend yield, %:

$$\frac{\text{Adjusted dividend per share}}{\text{Adjusted share price at 31.12}} \times 100$$

P/E ratio:

$$\frac{\text{Adjusted share price at 31.12}}{\text{Earnings per share}}$$

Market capitalization:

Total number of shares x striking price at end of period

Adjusted share price at end of period:

$$\frac{\text{Share price at end of period}}{\text{Share issue coefficient}}$$

Adjusted average share price:

$$\frac{\text{Total value of shares traded}}{\text{Adjusted number of shares traded during period}}$$

Cash from operating activities per share:

$$\frac{\text{Cash from operating activities}}{\text{Adjusted average number of shares during the period excluding own shares}}$$

Key exchange rates for the euro at end of period	IV/2001	III/2001	II/2001	I/2001	IV/2000	III/2000	II/2000	I/2000
USD	0.8813	0.9131	0.8480	0.8832	0.9305	0.8765	0.9556	0.9553
CAD	1.4077	1.4418	1.2927	1.3904	1.3965	1.3198	1.4157	1.3879
JPY	115.33	109.02	105.37	110.74	106.92	94.94	100.57	98.53
GBP	0.6085	0.6220	0.6031	0.6192	0.6241	0.5967	0.6323	0.5985
SEK	9.3012	9.7321	9.2125	9.1570	8.8313	8.5265	8.4210	8.2825

Key figures 1992–2001 [1] [6]

MEUR	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992
Financial indicators										
Turnover	**9,918**	9,583	8,261	8,365	7,776	6,921	7,452	6,542	6,008	4,809
Turnover, businesses disposed of [2]	**–**	–	–	–	702	1,784	1,754	1,525	1,386	1,474
Total turnover	**9,918**	9,583	8,261	8,365	8,478	8,705	9,206	8,067	7,394	6,283
Operating profit, excluding capital gains, net	**1,394**	1,560	976	1,067	877	826	1,370	860	613	345
% of turnover	**14.1**	16.3	11.8	12.8	10.3	9.5	14.9	10.7	8.3	5.5
Operating profit, total	**1,614**	1,860	1,573	1,620	1,242	940	1,430	921	685	358
% of turnover	**16.3**	19.4	19.0	19.4	14.7	10.8	15.5	11.4	9.3	5.7
Profit/loss before extraordinary items	**1,333**	1,717	1,398	1,437	937	598	1,056	523	–15	–362
% of turnover	**13.4**	17.9	16.9	17.2	11.1	6.9	11.5	6.5	–0.2	–5.8
Profit/loss after extraordinary items	**1,333**	1,859	1,398	1,437	937	597	960	467	–14	–307
% of turnover	**13.4**	19.4	16.9	17.2	11.1	6.9	10.4	5.8	–0.2	–4.9
Profit/loss for the period	**955**	1,366	994	1,029	703	386	639	320	–8	–162
% of turnover	**9.6**	14.3	12.0	12.3	8.3	4.4	6.9	4.0	–0.1	–2.6
Exports from Finland and foreign operations	**8,948**	8,563	7,165	7,219	6,522	7,361	8,029	7,037	6,401	5,214
Exports from Finland	**4,635**	5,216	4,873	4,571	4,152	4,209	4,710	4,349	3,805	2,678
Fixed assets and other long-term investments	**12,874**	10,163	8,741	8,802	8,530	8,124	7,691	7,621	7,890	7,835
Stocks	**1,289**	1,184	1,008	1,054	1,047	1,368	1,600	1,224	1,141	1,257
Other current assets	**2,268**	1,766	1,831	1,593	1,827	1,899	1,912	1,905	1,986	2,180
Assets	**16,431**	13,113	11,580	11,449	11,404	11,391	11,203	10,750	11,017	11,272
Shareholders' equity	**6,810**	6,156	5,536	5,311	4,538	4,007	3,753	3,177	2,851	2,653
Minority interest	**28**	19	22	24	27	149	128	17	18	19
Provisions	**413**	130	115	103	105	74	36	39	33	0
Non-current liabilities	**5,579**	4,434	3,715	3,628	3,767	3,591	3,871	4,209	4,834	5,201
Current liabilities	**3,601**	2,374	2,192	2,383	2,967	3,570	3,415	3,308	3,281	3,399
Equity and liabilities	**16,431**	13,113	11,580	11,449	11,404	11,391	11,203	10,750	11,017	11,272
Capital employed at year end	**13,519**	10,448	9,004	9,319	9,371	9,147	8,879	8,835	9,373	9,463
Return on equity, %	**15.5**	21.9	19.2	21.8	16.6	10.4	22.0	12.9	–0.4	–8.3
Return on capital employed, %	**15.6**	20.2	17.6	18.0	13.4	10.6	16.8	11.0	7.0	3.3
Equity to assets ratio, %	**41.5**	46.0	47.0	45.3	40.1	37.2	35.6	30.3	26.4	24.0
Gearing ratio, %	**89**	69	55	74	93	104	112	156	196	225
Net interest-bearing liabilities	**6,041**	4,071	2,940	3,739	4,252	4,320	4,358	4,978	5,613	6,023
Gross capital expenditure on fixed assets	**3,850**	2,175	609	696	1,418	1,015	827	586	328	559
% of turnover	**38.8**	22.7	7.4	8.3	16.7	11.7	9.0	7.3	4.4	8.9
Gross capital expenditure excluding acquisitions	**827**	571	548	539	578	974	814	545	293	540
% of turnover	**8.3**	6.0	6.6	6.4	6.8	11.2	8.8	6.8	4.0	8.6
Personnel at year end	**36,298**	32,755	30,963	32,351	33,814	32,826	33,308	33,176	32,564	33,688
Personnel at year end, businesses disposed of [2]	**–**	–	–	–	–	10,810	11,363	10,812	10,173	10,118
Personnel at year end, total	**36,298**	32,755	30,963	32,351	33,814	43,636	44,671	43,988	42,737	43,806

Production figures

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Papers, total (1000 t)	**8,298**	8,285	7,494	7,499	7,198	6,134	6,733	6,608	6,024	5,451
Sawn timber (1000 m^3)	**2,035**	2,117	1,911	2,104	2,050	1,857	1,939	2,075	1,957	1,777
Plywood (1000 m^3)	**786**	793	729	698	710	617	585	534	442	303
Chemical pulp (1000 t)	**2,038**	1,965	1,846	1,913	1,963	1,874	2,000	2,040	1,972	1,830

Formulae for calculating indicators are given on page 71.

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

Adjusted share-related indicators

Earnings per share, EUR (diluted 2001: 3.81)	**3.85**	4.77	3.77	3.82	2.62	1.45	2.76	1.45	–0.05	–0.99
Shareholders' equity per share, EUR	**26.18**	23.45	20.46	18.96	16.41	14.52	13.56	11.62	10.56	10.63
Dividend per share, EUR [4]	[3] **1.50**	1.50	2.15	1.09	0.93	0.76	0.76	0.37	0.15	0.06
Dividend to earnings ratio, % [4]	**39.0**	31.4	57.0	28.6	35.4	52.3	27.4	25.5	neg.	neg.
Effective dividend yield, % [4]	**4.0**	4.1	5.4	4.6	5.0	4.7	5.5	2.5	1.0	0.8
P/E ratio	**9.7**	7.7	10.6	6.3	7.0	11.2	5.0	10.2	neg.	neg.
Share price at 31 Dec., EUR	**37.25**	36.55	40.00	23.88	18.33	16.23	13.80	14.76	14.52	7.43
Market capitalization, MEUR	**9,681**	9,502	10,663	6,630	4,957	4,340	3,690	3,948	3,852	1,968
Shares traded, MEUR [5]	**7,645**	6,157	4,834	3,374	3,125	1,162	–	–	–	–
Shares traded (1000s)	**221,620**	200,411	158,437	147,035	151,054	73,187	–	–	–	–
Shares traded, % of all shares	**88.1**	77.2	59.0	53.4	56.2	41.1	–	–	–	–
Lowest quotation, EUR	**27.99**	24.91	22.00	16.82	15.81	14.38	–	–	–	–
Highest quotation, EUR	**39.85**	44.90	42.50	29.26	25.63	17.66	–	–	–	–
Average quotation for the period, EUR	**34.49**	30.72	30.51	22.95	20.69	15.87	–	–	–	–
Number of shares, average (1000s)	**247,892**	256,817	264,018	269,723	268,888	267,374	265,779	260,081	254,479	249,601
Number of shares at end of period (1000s)	**258,718**	250,647	259,031	264,844	270,389	267,374	267,377	262,587	258,120	249,601

Share prices and shares traded are based on trading on the Helsinki Exchanges.

Notes to the tables on pages 72–73

1) The financial and share-related indicators for 1992–1995 are based on the combined consolidated financial statements (FAS) of Kymmene and Repola. The share-related indicators are based on the share exchange ratios for the two companies' shares on amalgamation merger at 30 April 1996.
2) Includes the Rauma engineering group and Simpele's board and packaging unit.
3) Proposal.
4) The 1999 figure includes an extra dividend payment of EUR 0.90.
5) Trading on the Helsinki Exchanges. Own shares bought by the company are included in shares traded. Shares traded and share prices for 1996 are for the period 1 May–31 December.
6) Figures reported in Finnish markka for the years 1992–1998 have been converted into euro using the official conversion rate, 1 euro = 5.94573 markka.

Quarterly figures 2000–2001

MEUR	**2001**	2000	IV/2001	III/2001	II/2001	I/2001	IV/2000	III/2000	II/2000	I/2000
Turnover by division										
Paper Industry										
Magazine Papers	**3,548**	3,343	942	853	891	862	1,019	835	773	716
Newsprint	**1,058**	1,045	285	246	268	259	292	259	239	255
Fine and Speciality Papers	**2,362**	2,390	578	562	590	632	625	625	565	575
Converting Industry	**1,480**	1,272	371	397	383	359	320	329	313	310
Wood Products Industry	**1,463**	1,490	345	342	396	380	390	351	395	354
Other operations	**489**	576	144	83	130	132	124	139	155	158
Internal sales	**–482**	–533	–107	–117	–122	–136	–138	–140	–124	–131
Turnover, total	**9,918**	9,583	2,558	2,336	2,536	2,488	2,632	2,398	2,316	2,237
Operating profit by division										
Paper Industry										
Magazine Papers [1]	**598**	630	136	148	147	167	177	180	140	133
Newsprint	**211**	118	44	55	60	52	32	38	22	26
Fine and Speciality Papers	**336**	404	88	76	76	96	84	129	93	98
Converting Industry [1]	**46**	61	2	7	18	19	1	20	17	23
Wood Products Industry	**27**	75	–1	–3	15	16	11	11	29	24
Other operations [2]	**176**	272	63	26	37	50	102	90	27	53
Total, excluding net capital gains	**1,394**	1,560	332	309	353	400	407	468	328	357
% of turnover	**14.1**	16.3	13.0	13.2	13.9	16.1	15.5	19.5	14.2	16.0
Capital gains, net	**220**	300	214	4	2	–	–7	–29	–8	344
Operating profit, total	**1,614**	1,860	546	313	355	400	400	439	320	701
% of turnover	**16.3**	19.4	21.3	13.4	14.0	16.1	15.2	18.3	13.8	31.3
Dividend income	**33**	50	1	–	11	21	1	–	34	15
Exchange differences	**–5**	5	–2	–7	6	–2	–2	3	3	1
Other financial income and expenses	**–309**	–198	–76	–71	–94	–68	–77	–42	–37	–42
Profit before extraordinary items	**1,333**	1,717	469	235	278	351	322	400	320	675
Extraordinary items	**–**	142	–	–	–	–	–	–	142	–
Profit after extraordinary items	**1,333**	1,859	469	235	278	351	322	400	462	675
Income taxes	**–378**	–494	–144	–78	–79	–77	–108	–97	–97	–192
Minority interest	**–**	1	0	0	0	0	1	0	0	0
Profit for the period	**955**	1,366	325	157	199	274	215	303	365	483
Earnings per share, EUR	**3.85**	4.77	1.30	0.64	0.81	1.10	0.88	1.17	0.86	1.86
Earnings per share excluding capital gains, EUR	**3.22**	4.08	0.69	0.62	0.81	1.10	1.03	1.25	0.88	0.92

[1] Fourth quarter of 2001 includes non-recurring charges of EUR 20 million (IV/2000: 13 million and III/2000: 17 million) for Magazine Papers and EUR 11 million (–) for Converting Industry.

[2] Other operations include, e.g.:

Forest department in Finland	**45**	53	15	13	8	9	17	17	11	8
Energy department in Finland	**99**	69	26	16	27	30	23	18	14	14
Share of results of associated companies	**82**	167	3	14	18	47	44	50	26	47

Production	**2001**	2000	IV/2001	III/2001	II/2001	I/2001	IV/2000	III/2000	II/2000	I/2000
Paper, including speciality papers (1000 t)	**8,298**	8,285	2,085	2,047	1,990	2,176	2,222	2,163	1,897	2,003
Sawn timber (1000 m^3)	**2,035**	2,117	503	383	595	554	594	470	530	523
Plywood (1000 m^3)	**786**	793	200	168	207	211	218	165	202	208
Chemical pulp (1000 t)	**2,038**	1,965	490	503	490	555	527	524	415	499
Deliveries										
Magazine papers (1000 t)	**3,964**	3,747	1,098	964	966	936	1,095	916	888	848
Newsprint (1000 t)	**1,667**	1,798	450	389	436	392	489	447	411	451
Fine papers (1000 t)	**1,783**	1,830	468	414	445	456	456	466	438	470

Information on shares

Share capital

Under UPM-Kymmene Corporation's Articles of Association, the company's issued share capital may be not less than EUR 250,000,000 and not more than EUR 1,000,000,000. The issued share capital may be increased or reduced between these limits without amendment to the Articles of Association. The company's shares have no nominal value.

The shares are included in the computerized book entry system for securities.

The Annual General Meeting of UPM-Kymmene Corporation held on 22 March 2001 decided to raise the share capital by means of a EUR 4,710,909.64 bonus issue, thereby making the equivalent value of each share precisely EUR 1.70.

At 31 December 2001, the number of shares in issue was 259,893,223 and the share capital was EUR 441,818,479.10. If the remainder of the convertible bonds issued by the company in 1994 are fully converted into 3,239,886 shares, and all 6,000,000 shares attached to the share options distributed to the company's directors in 1998 are also subscribed, the share capital of UPM-Kymmene Corporation will rise to EUR 457,526,285.30 and the number of shares to 269,133,109, of which the new shares will represent 3.43 % (1.20 % from the convertible bond loan and 2.23 % from the share options).

Own shares

The company purchased, between 1 January and 27 February 2001, a total of 3,574,292 of its own shares at an average price of EUR 32.17 per share, i.e. a total outlay of EUR 115 million. In accordance with a decision of the Extraordinary General Meeting held on 13 June 2000, the company had acquired, own shares purchased in the year 2000 included, a total of 12,900,000 of its own shares for EUR 394 million at an average price of EUR 30.54 per share.

The Annual General Meeting held on 22 March 2001 decided to lower the share capital by declaring void 12.9 million shares held by the company. The number of the company's shares fell from 259,973,119 to 247,073,119. The AGM also decided on the purchase of at least 100 and at most 12.3 million of the company's own shares using funds available for the distribution of profit. The AGM authorized the Board of Directors to decide on the disposal of shares so purchased.

In accordance with the decision of the Annual General Meeting, the company purchased, between 29 March and 9 April 2001, a total of 1,175,398 of its own shares for EUR 38 million at an average price of EUR 32.03 per share.

Changes in number of shares and share capital, 1 January 1997 – 31 December 2001

		Number of shares	Share capital EUR
1996	Share capital at 31 Dec. 1996	267,373,823	449,690,489
1997	Subscribed under warrant bond issue 1991/II	1,500,000	2,522,819
	Exchanged under convertible bond issue (1993)	1,508,230	2,536,661
	Exchanged under convertible bond issue (1994)	6,708	11,282
	Share capital at 31 Dec. 1997	270,388,761	454,761,251
1998	Exchanged under convertible bond issue (1993)	6,165,322	10,369,327
	Exchanged under convertible bond issue (1994)	1,051,986	1,769,313
	Share capital at 31 Dec. 1998	277,606,069	466,899,891
1999	Own shares declared void	–12,762,082	–21,464,281
	Exchanged under convertible bond issue (1994)	1,724,970	2,901,191
	Share capital at 31 Dec. 1999	266,568,957	448,336,801
2000	Own shares declared void	–7,538,000	–12,678,011
	Exchanged under convertible bond issue (1994)	942,162	1,584,603
	Share capital at 31 Dec. 2000	259,973,119	437,243,392.66
2001	Increase by bonus issue	–	4,710,909.64
	Own shares declared void	–12,900,000	–21,930,000.00
	Exchanged under convertible bond issue (1994)	520,104	884,176.80
	Rights issue	12,300,000	20,910,000.00
	Share capital at 31 Dec. 2001	259,893,223	441,818,479.10

Share price and purchase of own shares in 2001


50 €
40
30
20
10
0
Purchases of own shares, 1000/day
500
400
300
200
100
0
January
February
March
April
May
June
July
August
September
October
November
December

Share price 1997–2001


50 €
40
30
20
10
0
MSCI (Morgan Stanley Capital International) Forest Products & Paper World Index
50
40
30
20
10
0
1997
1998
1999
2000
2001

Earnings and dividend per share


5
€
4
3
2
1
0
97
98
99
00
01
Dividend
Extra dividend

Shareholders' equity per share


30
€
25
20
15
10
5
0
97
98
99
00
01

Market capitalization


12,000
M€
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01

Monthly average share price and shares traded 1–12/2001


60 €
% of all shares 12
50
10
40
8
30
6
20
4
10
2
0
0
1 2 3 4 5 6 7 8 9 10 11 12
Monthly share price, €
Shares traded, %

Distribution of shareholders at 31 December 2001

Size of shareholding	Number of shareholders	% of shareholders	Number of shares, mill.	% of shares
1 – 100	21,492	37.8	1.1	0.4
101 – 1,000	27,804	48.9	10.0	3.9
1,001 – 10,000	6,841	12.0	17.9	6.9
10,001 – 100,000	580	1.1	14.6	5.6
100,001 – 1,000,000	85	0.2	25.3	9.7
1,000,001 –	17	0.0	31.7	12.2
Total	56,819	100.0	100.6	38.7
Nominee-registered			158.0	60.8
Not registered as book entry units			0.1	0.0
Own shares held by the company			1.2	0.5
Total			259.9	100.0

Shareholder breakdown by sector at 31.12.2001

	%
Companies	3.3
Financial institutions and insurance companies	6.7
Public bodies	4.7
Non-profitmaking organizations	6.3
Households	12.9
Non-Finnish nationals	66.1
Total	100.0

Biggest shareholders at 31 December 2001

	Shares at 31 Dec. 2001	% of shares	% of votes
Holzhey/Bischoff (representing 10 shareholders)	12,300,000	4.73	4.75
Pohjola Group plc	2,786,998	1.07	1.08
Pohjola Non-Life Insurance Company Ltd	3,835,000	1.48	1.48
Pohjola A-Insurance Ltd	5,000	0.00	0.00
Pohjola Group	6,626,998	2.55	2.56
Suomi Mutual Life Assurance Company	3,370,000	1.30	1.30
Suomi Insurance Company Ltd	1,402,800	0.54	0.54
Suomi Group	4,772,800	1.84	1.84
Ilmarinen Mutual Pension Insurance Company [1]	3,176,700	1.22	1.16
Gustaf Serlachius (representing 5 shareholders)	3,146,200	1.21	1.22
Varma-Sampo Mutual Pension Insurance Company [2]	2,520,870	0.97	0.61
Merita Plc Pension Fund	452,635	0.17	0.17
Merita Plc Pension Foundation	1,036,585	0.40	0.40
Nordea Life Assurance Ltd	291,880	0.11	0.07
Nordea Bank Finland Plc	80,000	0.03	0.03
Nordea Securities Plc	180,954	0.07	0.02
Merita Group [3]	2,042,054	0.79	0.70
Svenska litteratursällskapet i Finland	1,668,543	0.64	0.64
Sanoma-WSOY plc	1,034,228	0.40	0.40
Sanoma Finance AG	165,880	0.06	0.04
Sanoma Group [4]	1,200,108	0.46	0.44
The Finnish Cultural Foundation	975,628	0.38	0.38
Foreign owners	159,433,926	61.35	61.62
(Incl. Holzhey/Bischoff)	(171,733,926)	(66.08)	(66.38)
Others	60,853,998	23.41	24.06
	258,717,825	99.55	100.00
Shares held by UPM-Kymmene Corporation	1,175,398	0.45	
Total	259,893,223	100.00	100.00

[1] Includes 172,600 lent shares.

[2] Includes 935,531 lent shares

[3] Includes 242,461 lent shares.

[4] Includes 55,000 lent and 70,000 nominee-registered shares.

Lent shares have no voting rights.

Repurchases of own shares 1998 – 2001

	2001	2000	1999	1998
Shares purchased, million	4.7	9.3	7.5	13.5
% of share capital	1.9	3.6	2.8	5.0
Total acquisition price, EUR million	152	279	236	309
Price per share, EUR	32.00	29.94	31.24	22.84

Authorization to increase share capital

The Board of Directors has no current authorization to issue new share capital, convertible bonds, and/or bonds with equity warrants.

Redemption clause

Under §13 of UPM-Kymmene Corporation's Articles of Association, a shareholder who owns, either singly or jointly with another shareholder, a proportion of the total shares of the company or of the voting rights carried by the shares equal to or in excess of 33 1/3 per cent, or 50 per cent, shall, at the request of other shareholders, be liable to redeem in the manner prescribed in §13, their shares and any securities that, under the Companies Act, carry the right to such shares.

Stock exchange trading

The company's shares are listed on the Helsinki and New York stock exchanges. A total of 3.5 million shares were traded on the New York Stock Exchange, compared with 4.4 million in the previous year.

In the year 2001, 221.6 million UPM-Kymmene Corporation shares were traded on Helsinki Exchanges (2000: 200.4 million). This represents 88.1% (77.2%) of the total number of shares. The lowest quotation during this period was EUR 27.99 and the highest EUR 39.85. Total trading in UPM-Kymmene Corporation shares on the Helsinki Exchanges in the year 2001 was EUR 7,645 million (2000: EUR 6,157 million). The company's shares are also traded on SEAQ International in London, and in Germany on the Freier Markt in Frankfurt, Berlin and Munich.

Taxation value of shares in Finland

For Finnish taxation purposes, the company's share was given a value of EUR 26.35 in the year 2001.

Shareholder agreements

UPM-Kymmene Corporation is not aware of any shareholder agreements concerning either the ownership of the company's shares or the exercise of the associated voting rights.

Directors' interest

At the end of the year, the members of the Board of Directors, the Managing Director and Deputy Managing Director owned a total of 877,915 UPM-Kymmene Corporation shares (including those held by under-age children and by organizations or foundations of which the person has control). These represent 0.34 % of the share capital and 0.34 % of the voting rights. The members of the Board of Directors, the Managing Director and Deputy Managing Director hold convertible bonds issued in 1994 with a total value of EUR 63,911.44 (FIM 380,000). The Managing Director and Deputy Managing Director have additionally received 250,000 share options. Conversion of these convertible bonds and equity options into shares could raise UPM-Kymmene Corporation's share capital by EUR 430,038.80, i.e. by 252,964 shares. The shares would have represented 0.10 % of the share capital and 0.10 % of the voting rights of the company at 31 December 2001.

CONVERTIBLE BONDS AND DIRECTORS' SHARE OPTIONS

Subordinated convertible bond loan 1994, FIM 960,000,000 (approx. EUR 161.5 million)

The bonds were issued on 25 February 1994 and the subscription period was 11–18 March 1994. Bondholders have the right to convert their bonds during the period 1 April 1994 to 25 March 2004. The bonds have a maturity of 10 years and carry a coupon of 6.5%. The company has the right to terminate the issue from 25 March 1998 onwards and to repay the loan, with interest, in full.

Conversion ratio

Bondholders are entitled to convert their bonds into UPM-Kymmene Corporation shares, each EUR 1,681.88 bond entitling the holder to subscribe 78 UPM-Kymmene Corporation shares. The calculated conversion price of the share is EUR 21.56. The maximum increase in the share capital due to conversion of the bonds is EUR 12,593,912, i.e. 7,488,000 shares.

Conversion period

The period during which the bonds can be converted into UPM-Kymmene Corporation shares ends on 25 March 2004. The conversion period is 1 January to 31 October each year. Bondholders also have the right to convert their bonds into shares during a period to be specified by the Board of Directors in the event that UPM-Kymmene Corporation decides to merge with another company.

By 31 December 2001, a total of 4,248,114 shares had been subscribed under the issue at a total cost of EUR 91.6 million, with 520,104 shares, for EUR 11.2 million, being subscribed in the year 2001.

Shareholders' rights

Under the terms and conditions of the issue, shares obtained by conversion entitle holders to dividend for the first time in respect of the financial period during which the conversion took place. Other shareholder rights begin once the increase in share capital has been entered in the Trade Register.

Share options to key personnel

The Annual General Meeting of 25 March 1998 authorized the company's Board of Directors to issue a total of 6,000,000 share option warrants to the Group's key personnel and to UPM-Kymmene's wholly-owned subsidiary Unicarta Oy. The warrants are divided into A, B and C warrants, with 2,000,000 of each. The warrants can be exercised to subscribe 6,000,000 shares.

Holders of A warrants have the right to subscribe shares at EUR 30.95 each from 1 April 2001. From 1 April 2003, holders of B warrants may subscribe shares at EUR 35.99 each and holders of C warrants at EUR 51.63 each. Between 1 May 1998 and the date at which the shares are subscribed the final subscription price will be reduced by the dividends paid without corporate tax credit. The subscription period for all warrants ends on 30 April 2005.

C warrants were issued to UPM-Kymmene's subsidiary Unicarta Oy. The company's Board of Directors may decide to pass these on to the Group's directors if the one-week average price quoted for the shares on the Helsinki Exchanges exceeds EUR 33.64.

The subscription price was based on the trade-weighted average price (EUR 25.75 per share) quoted on Helsinki Exchanges during the period 18–24 March 1998. The subscription price for holders of A warrants is EUR 5.05 above the average price, for holders of B warrants EUR 10.09 above the average price, and for holders of C warrants twice the average price, always rounded up to the next markka.

Report of the Auditors

To the Shareholders of UPM-Kymmene Corporation

We have audited the accounts, the accounting records and the administration of UPM-Kymmene Corporation for the financial year 2001. The accounts prepared by the Board of Directors and the Managing Director include, for both the group and the parent company, a report on operations, an income statement, a balance sheet and notes to the accounts. We provide our opinion on the accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. We have audited the accounting records, and the accounts, the disclosures and the presentation of information, including the accounting policies, to an extent sufficient to give us reasonable assurance that the financial accounts are free of material misstatement. The audit of the administration has included obtaining assurance that the actions of the members of the Board of Directors and the Managing Director have been in conformity with the regulations of the Companies' Act.

In our opinion the accounts have been prepared in accordance with the regulations of the Accounting Act and other legislation and regulations relevant to the preparation of the accounts, and give a true and fair view of the group's and the parent company's results from operations and financial position in accordance with such legislation and regulations. The accounts including the group accounts may be approved, and the members of the Board of Directors and the Managing Director may be discharged from liability for the financial year examined by us. The proposal of the Board of Directors concerning the disposition of the distributable funds is in accordance with the Companies' Act.

Helsinki, 14 February 2002

SVH Pricewaterhouse Coopers Oy
Authorised Public Accountants

Merja Lindh
Authorised Public Accountant

Lars Blomquist
Authorised Public Accountant

Corporate governance

As recommended by the Helsinki Exchanges, UPM-Kymmene Corporation follows the guidelines issued by the Central Chamber of Commerce and the Confederation of Finnish Industry and Employers (TT) relating to the governance of publicly quoted joint stock companies. The company also complies with the guidelines for insiders published by the above bodies and the Helsinki Exchanges.

Pursuant to the provisions of Finland's Companies Act and the Articles of Association of the company, the control and management of the company is divided between the shareholders at a general meeting of shareholders, the Board of Directors and the President and Chief Executive Officer.

The general meeting of shareholders is the company's supreme decision-making body. Under the Companies Act, decisions made by the general meeting of shareholders include:

- amendments to the Articles of Association
- adoption of the accounts
- distribution of dividend
- buying back and relinquishing the company's own shares
- share option programmes
- election of members of the Board of Directors and their fees
- election of the company's auditors.

The Board of Directors is responsible for the management of the company and for the proper organization of its activities. The Board of Directors establishes the principles of the strategy, organization, accounting and financial control of the company and appoints the President and Chief Executive Officer, who acts in accordance with the orders and instructions of the Board of Directors. The President and Chief Executive Officer, assisted by the Executive Team, is responsible for the day-to-day management of the company's affairs. Measures that are not within the ordinary course of the company's business may be taken by the President and Chief Executive Officer only if approved by the Board of Directors, unless the time required to obtain such approval would cause the company to suffer a substantial disadvantage. In the latter case, the Board of Directors must be informed as soon as practicable of the measures taken.

The Board of Directors consists of at least five and no more than 12 members. The Board of Directors currently consists of nine members. Members of the Board of Directors are elected for a term of one year beginning at the end of the general meeting of shareholders at which they are elected and terminating at the end of the next Annual General Meeting. Members of the Board of Directors may be elected or removed only by a resolution of shareholders in general meeting.

The Board of Directors elects from among its number a Chairman and two Vice Chairmen for one year at a time.

The Board of Directors has elected, from among its members, an Audit Committee comprising Gustaf Serlachius (Chairman) and members Martti Ahtisaari and Michael C. Bottenheim. The Committee's duties include scrutinizing the contents of the accounts and the company's interim reviews, the company's internal control systems and audit. At its meetings, the Committee discusses matters with the company's auditors, President and Chief Executive Officer, Chief Financial Officer and other directors as required.

Matters pertaining to the salaries, fees and other remunerations paid to the company's directors are handled by the Human Resources Committee, which comprises Vesa Vainio (Chairman) and members Gustaf Serlachius and Carl H. Amon.

Final decisions on proposals made by these committees are made by the Board of Directors. Meetings of the committees may be attended by all members of the Board of Directors.

The Board of Directors has also elected, from among its members, a Nomination Committee comprising Gustaf Serlachius (Chairman) and members Carl H. Amon and Jorma Ollila. The Committee's job is to prepare a proposal for members of the Board of Directors for consideration by the general meeting of shareholders.

Pursuant to the Companies Act, the Board of Directors elects the company's President and Chief Executive Officer, for whom a written contract of employment has been drawn up.

During 2001, the Board of Directors met 12 times.

Board of Directors

Chairman

Vesa Vainio (22.3.2001–)
Tauno Matomäki (–22.3.2001)

Vice Chairmen

Gustaf Serlachius
Carl H. Amon III (22.3.2001–)
Jouko K. Leskinen (–22.3.2001)

Members

Martti Ahtisaari
Michael C. Bottenheim (22.3.2001–)
Donna Kaufman (22.3.2001–)
Antoon Lenstra
Juha Niemelä
Jorma Ollila
L.J. Jouhki (–4.7.2001)
Matti Kavetvuo (–22.3.2001)

Auditors

SVH Pricewaterhouse Coopers Oy
(Authorized Public Accountants)
Responsible for the audit:
Merja Lindh, (APA)

Lars Blomquist, (APA)

Executive Team

Juha Niemelä
Martin Granholm
Jussi Pesonen (28.9.2001–)
Harald Finne (1.1.2002–)
Georg Holzhey (1.1.2002–)
Pentti Kallio
Jan-Henrik Kulp
Ismo Lepola (–31.12.2001)
Matti Lievonen (1.1.2002–)
Matti J. Lindahl
Kari Makkonen
Jyrki Ovaska (1.1.2002–)
Heikki Sara
Hannu Schildt (1.1.2002–)
Kari Toikka
Markku Tynkkynen (1.1.2002–)
Hartmut Wurster (1.1.2002–)

Secretary to the Board of Directors and Executive Team:
Reko Aalto-Setälä



Vesa Vainio, born 1942
Member since 1996, Vice Chairman in 1997, Chairman since 2001.

LLM.

Chairman of Nordea AB (publ).

Member of the board of Nokia Corporation, Vice Chairman of the Board of Directors of Wärtsilä Corporation, and Chairman of the Board of the Finnish Central Chamber of Commerce.

Owns 848 UPM-Kymmene Corporation shares.



Martti Ahtisaari, born 1937
Member since 2000.

Teacher Training Course Graduate, University of Oulu. Granted honorary doctorates by several universities.

Positions in several international organizations and foundations, including Co-Chairman of the Board of the EastWest Institute.

Held several posts in Finland's Ministry for Foreign Affairs and the United Nations, including Finland's Ambassador to Tanzania, UN Commissioner for Namibia and Secretary of State at the Ministry for Foreign Affairs. President of the Republic of Finland 1994–2000. Member of the Board of Directors of Elcoteq Network Oyj.

Owns 479 UPM-Kymmene Corporation shares.



Gustaf Serlachius, born 1935
Member since 1996, Vice Chairman since 2000.

B.B.A.

Chairman of the Board of the Gösta Serlachius Fine Arts Foundation.

Managing Director of G.A. Serlachius Oy 1969–1986, Chairman of the Board of Directors of Metsä-Serla Corporation 1987–1993, member of the Board of Directors of Oy Metsä-Botnia Ab 1973–1990 and member of the Board of Directors of Repola Ltd 1990–1995.

Owns 845,625 UPM-Kymmene Corporation shares.



Michael C. Bottenheim, born 1947
Member since 22 March 2001.

Doctoral degree in Law, MBA.

In 1972 he joined Pierson, Heldring & Pierson, a private Dutch Bank as a corporate financier, which he left in 1976 to join Citicorp's European Investment Bank in London. From 1985 until 2000 he served as a Director of Lazard Brothers & Co. Limited specializing in cross-border mergers and acquisitions, and was appointed in 1992 to the managing directors committee.

Owns 479 UPM-Kymmene shares.



Carl H. Amon III, born 1943
Member since 1999, Vice Chairman since 2001.

Juris Doctor degree.

Partner, international law firm White & Case LLP.

Joined White & Case LLP in 1968, partner since 1976. Has worked at the New York, London, Brussels, Hong Kong, Jakarta and Prague offices of White & Case LLP. Currently based in New York office of White & Case LLP.

Owns 1,125 UPM-Kymmene Corporation shares.



Donna Soble Kaufman, born 1943
Member since 22 March 2001.

B.C.L., LL.M.

Mrs. Kaufman has been a full time corporate director since 1997. She is a former partner of Stikeman Elliott, where she practised antitrust law. She currently sits on the boards of BCE Inc., Bell Canada International Inc., Bell Globemedia Inc., TransAlta Corporation, Hudson's Bay Company, and The Public Sector Pension Investment Board.

Owns 1,479 UPM-Kymmene shares.



Antoon Lenstra, born 1949
Member since 1999.
B.Sc. (Soc.Sci.), MBA.
President of Unilever PLC's Business Group Africa and Middle East.
Several posts, including Marketing Director, with Procter & Gamble Benelux N.V. 1976–1984. Joined Unilever N.V. in 1989 as Managing Director of the subsidiary Lever Sunlight B.V. Managed Unilever's operations in China, Hong Kong, Taiwan and other Asian countries 1992–1997.
Owns 479 UPM-Kymmene shares.



Jorma Ollila, born 1950
Member since 1997.
M.Sc. (Eng.), M.Sc. (Pol.Sci.), M.Sc. (Econ.), Ph.D. (Pol.Sc.) h.c. and D.Sc. (Tech.) h.c.
Chairman and Chief Executive Officer of Nokia Corporation.
Member of the boards of the Ford Motor Company and Otava Books and Magazines Group Ltd.
Owns 10,479 UPM-Kymmene Corporation shares and holds EUR 55,502 in bonds from the 1994 bond issue convertible into 2,574 shares of the company.



Juha Niemelä, born 1946
Member since 1998.
M.Sc. (Econ.), D.Sc. (Econ.) h.c.
President and Chief Executive Officer of UPM-Kymmene Corporation since it was founded in 1996.
Held several posts in United Paper Mills Ltd from 1971 to 1983, including marketing and mill manager positions, member of the Executive Board 1983–1993 and Executive Vice President and member of the Board of Directors 1993–1995.
Member of the boards of Oy Metsä-Botnia, the Confederation of Finnish Industry and Employers (TT) and the Confederation of European Paper Industries (CEPI).
Owns 5,727 UPM-Kymmene Corporation shares, 70,000 Class A warrants, 70,000 Class B warrants, and EUR 8,409 in bonds from the 1994 bond issue convertible into 390 shares of the company.

Stated shareholdings also include shares held by under-age children and organizations or foundation of which the person has control.

1 January 2002



Juha Niemelä, born 1946

President and Chief Executive Officer of UPM-Kymmene Corporation since 1996 and a member of the Board of Directors.

See Board of Directors p. 83



Georg Holzhey, born 1939

Executive Vice President, Procurement and Logistics, from January 2002.

D.Econ.

Managing Director and co-owner of G. Haindl'sche Papierfabriken KGaA 1970-2001.

Owns 321,323 UPM-Kymmene Corporation shares.



Martin Granholm, born 1946

Senior Executive Vice President of UPM-Kymmene Corporation and Deputy CEO since 1996.

M.Sc.(Eng.).

Joined Oy Wilh. Schauman Ab in 1970 and held posts in project, production and administrative functions. Following Schauman's merger with Kymmene in 1988 he was Managing Director of the subsidiary Wisaforest Oy Ab and President of Kymmene in 1992–1995.

Owns 11,195 UPM-Kymmene Corporation shares, 55,000 Class A warrants and 55,000 Class B warrants.



Pentti Kallio, born 1949

President, Converting Materials, since 1999.

M.Sc.(Econ.).

Joined Finnpap in 1974, held several posts with Oy Transfennica Ab 1976-1985 before rejoining Finnpap, where he was responsible for logistics 1985-1987, member of the Management Board responsible for financing and administration 1987-1996, and President 1996-1997. Head of UPM-Kymmene's marketing services for the paper divisions 1997-1998 and Managing Director of the Walkisoft group 1998-1999.

Owns 5,273 UPM-Kymmene Corporation shares, 35,000 Class A warrants and 35,000 Class B warrants.



Jussi Pesonen, born 1960

Senior Executive Vice President and Chief Operating Officer from September 2001.

M.Sc.(Eng.).

Joined United Paper Mills Ltd in 1987 and occupied several posts, including Production Manager at the Jämsänkoski mill and Production Unit Director at the Kajaani and Kaukas mills and Shotton Paper Plc. He was appointed Vice President of the Newsprint product group in 2001.

Owns 7 UPM-Kymmene Corporation shares and 10,000 Class A warrants and 17,500 Class B warrants.



Jan-Henrik Kulp, born 1943

Senior Financial Advisor from January 2002.

B.Sc.(Econ.).

Posts in financial administration with Oy Kaukas Ab from 1967 and Financial Director from 1977. Appointed Chief Financial Officer of Kymmene in 1986. Member of the Executive Board of Kymmene 1987-1995. Chief Financial Officer 1996-2001.

Owns 1,596 UPM-Kymmene Corporation shares, 35,000 Class A warrants and 35,000 Class B warrants.



Harald Finne, born 1952

Executive Vice President, Human Resources and Information Technology, from January 2002.

M.Sc.(Psychology), MBA.

Served with Oy Wilh. Schauman Ab, Pietarsaari, as Human Resources Manager 1976-1985. General Manager of Wasaplast 1986-1988. Vice President, Administration, of Wisaforest Oy Ab 1988-1994. Managing Director of Oy Wisapak Ab 1994-1996. UPM-Kymmene Corporation Vice President, Human Resources, 1996-2001.

Owns 4,000 Class A warrants and 17,500 Class B warrants.



Matti Lievonen, born 1958

Executive Vice President, Business and Technology Optimization, from January 2002.

B.Sc.(Eng.), MBA.

Several posts in United Paper Mills Ltd since 1986, including Project Manager, Technical Manager and Mill Director at Kaipola mill for telephone directories 1994-1996. Director of Chapelle Darblay S.A. production unit in France 1997-2001.

Owns 4,000 Class A warrants and 10,000 Class B warrants.



Matti J. Lindahl, born 1946

Executive Vice President, Haindl integration, from January 2002.

B.Sc.(Econ.).

President of Finnboard 1990-1992 and of Wisaforest Oy Ab 1992-1993. Chief Executive Officer of Nordland Papier AG since 1994. President, Fine Papers Division, 1997-2001.

Owns 20,000 UPM-Kymmene Corporation Class A warrants and 35,000 Class B warrants.



Hannu Schildt, born 1944

Executive Vice President, Global Marketing, from January 2002.

Commercial Examination in Forestry.

Managing Director of Kaukas Oy and General Manager of UPM-Kymmene Oy, Kaukas-Voikkaa group 1990-1998. UPM-Kymmene Corporation Vice President, Magazine Publishers Segment, 1998-2001.

Chairman of the Board of Steveco Oy since 2000.

Owns 43 UPM-Kymmene Corporation shares, 17,500 Class A warrants and 17,500 Class B warrants.



Kari Makkonen, born 1947

President, Wood Products Industry, since January 2000.

M.Sc.(Econ.).

Joined Rauma-Repola Oy in 1972 and held several management posts in production, sales and general administration in the mechanical woodworking division. Member of the Executive Board of Rauma-Repola from 1986. President of United Paper Mills Ltd's mechanical woodworking division and member of the Executive Board 1991-1995. President, Sawmilling, with UPM-Kymmene Corporation 1996-1999.

Owns 6,500 UPM-Kymmene Corporation shares, 20,000 Class A warrants and 35,000 Class B warrants, and € 13,455 in bonds from the 1994 bond issue convertible into 624 shares of the company.



Kari Toikka, born 1950

Executive Vice President and CFO from January 2002.

M.Sc.(Econ.), qualified as Authorized Public Accountant.

Several posts in United Paper Mills Ltd from 1976. Vice President, Corporate Planning, for Repola Ltd 1990-1995 and member of the Executive Board 1994-1995. UPM-Kymmene Corporation Vice President, Investor Relations, 1996-1998, and Senior Vice President, Investor Relations and Administration, 1998-2001.

Owns 1,900 UPM-Kymmene Corporation shares, 35,100 Class A warrants and 35,000 Class B warrants.



Jyrki Ovaska, born 1958

President, Fine & Speciality Papers Division, from January 2002.

M.Sc.(Eng.).

Held several posts with United Paper Mills Ltd, Jämsänkoski mill, in production, customer service and business management 1984-1995. Following UPM-Kymmene merger he was Vice President, Business Development, Printing Papers, 1996-1998. Vice President, LWC Product Group 1998-2000. Senior Vice President, Business Development and Support Functions, Publication Papers, 2000-2001.

Owns 17,500 UPM-Kymmene Corporation Class B warrants.



Markku Tynkkynen, born 1952

President, Magazine Paper Division, from January 2002.

M.Sc.(Paper Eng.).

Served with A.Ahlström Ltd 1980-1982 as Production Engineer. Joined UPM in 1982 holding several management posts in production, development and sales. Joined Stracel S.A., in 1990 as paper mill director. General Manager and Vice President of Jämsänkoski profit centre 1994-1998. Vice President of SC Product Group 1998-2000. Senior Vice President, Publication Papers Division, with responsibility for product groups, technology and mills, 2000-2001.

Owns 1,800 UPM-Kymmene Corporation shares, 17,500 Class A warrants and 17,500 Class B warrants.



Heikki Sara, born 1946

Executive Vice President, Strategic Development, from January 2002.

D.Tech.

Joined United Paper Mills in 1976 holding several posts including Development Manager, Mill Director and Vice President for Jämsänkoski business unit. Member of the Executive Board of United Paper Mills 1993–1995.

UPM-Kymmene Corporation Senior Vice President, Resources, 1996-2001.

Owns 2,000 UPM-Kymmene Corporation shares, 35,000 Class A warrants and 35,000 Class B warrants.



Hartmut Wurster, born 1955

President, Newsprint Division, from January 2002.

D.Tech.

Several posts with Hamburger AG and Brigl & Bergmeister in Austria 1982-1987, including Head of Technology Department and Production Manager. Joined Haindl Papier GmbH & Co. KG in 1987. Head of Technology Department at Augsburg mill 1987-1989. Mill Director, Augsburg, 1989-1996, and member of the Executive Board responsible for the Magazine Paper Division, 1996-2001.

Stated shareholdings also include shares held by under-age children and organizations or foundation of which the person has control.

Production plants and sales network



- Production plant
- Sales company or agent

Production plants

PAPER INDUSTRY

Austria
Steyrermühl AG, Steyrermühl

Canada
UPM-Kymmene Miramichi Inc., New Brunswick
- paper mill
- pulp mill

China
UPM-Kymmene Paper, Changshu

Finland

Paper mills
Kymi Paper Oy, Kuusankoski
UPM-Kymmene Corporation
- Jämsänkoski
- Kaipola
- Kajaani
- Kaukas, Lappeenranta
- Rauma
- Tervasaari, Valkeakoski
- Voikkaa
- Wisapaper, Pietarsaari

Pulp mills
Kymi Paper Oy
- Kymi Pulp Mill, Kuusankoski

UPM-Kymmene Corporation
- Kaukas Pulp Mill, Lappeenranta
- Tervasaari Pulp Mill, Valkeakoski
- Wisapulp, Pietarsaari

France
Chapelle Darblay S.A., Grand-Couronne
Papeteries de Docelles S.A., Docelles
Stracel S.A., Strasbourg

Germany
Haindl Papier GmbH & Co. KG
- Augsburg
- Schongau
- Schwedt

Nordland Papier AG, Dörpen

Great Britain
UPM-Kymmene (UK) Ltd
- Caledonian Paper, Irvine
- Shotton Paper, Shotton

USA
Blandin Paper Company plc, Grand Rapids, MN

CONVERTING INDUSTRY

Australia
Raflatac (Oceania) Pty Ltd, Braeside (Melbourne)

China
Raflatac (Shanghai) Co. Ltd, Shanghai

Finland
Loparex Oy, Lohja
Raflatac Oy
- Jyväskylä
- Tampere

UPM-Kymmene Corporation
- Walki Films, Valkeakoski
- Walki Wisa, Pietarsaari
- Walki Wisa, Valkeakoski

France
Raflatac S.A., Pompey (Nancy)
Walki Films S.A., Epernon

Germany
Raflatac Produktions GmbH, Hirschhorn
Walki Wisa GmbH
- Werk Jülich
- Werk Steinfurt

Great Britain
Loparex Ltd, Glossop
Raflatac Ltd, Scarborough
Walki Wisa Ltd, Garstang

Malaysia
Raflatac (M) Sdn Bhd, Johor

Netherlands
Loparex B.V., Apeldoorn

South Africa
Raflatac South Africa (Pty) Ltd, Pinetown

Spain
Raflatac Ibérica S.A., Terrassa (Barcelona)

Sweden
Converflex AB, Örnsköldsvik

USA
Loparex Inc.
- Cullman, AL
- Dixon, IL
- Eden, NC
- Iowa City, IA

Raflatac Inc., Fletcher, NC
Raflatac Inc., Loveland, OH

WOOD PRODUCTS

Austria
Steyrermühl Sägewerksgesellschaft m.b.H. Nfg KG

Finland

United Sawmills Ltd
- Alholma Sawmill and Further Processing, Pietarsaari
- Aureskoski Sawmill and Further Processing, Parkano
- Sawmill and Further Processing, Heinola
- Kajaani
- Kaukas Sawmill and Further Processing, Lappeenranta
- Korkeakoski



- Leivonmäki
- Component Factory, Luumäki
- Seikku Sawmill, Pori

Parkanon Lista Oy, Parkano

Schauman Wood Oy
- Heinola
- Joensuu
- Jyväskylä Mill, Säynätsalo
- Kaukas Mill, Lappeenranta
- Kuopio
- Lahti
- Pellos, Pellosniemi
- Savonlinna
- Viiala

Kalso-Teollisuus Oy, Vuohijärvi

Mahogany Oy
- Keuruu
- Lohja

France

Schauman Wood S.A., Loulay

Russia

ZAO Chudovo-RWS, Chudovo

OTHER OPERATIONS

Belgium

N.V. Rosenlew SA, Izegem

Finland

Oy Alfa-Bag Ab, Kokkola
Rafsec Oy, Tampere
UPM-Kymmene Corporaton Walki Can, Valkeakoski

France

Rosenlew-ST Frères Emballage S.A., Beauval
Rosenlew S.A., Montceau-les-Mines

Portugal

Rosenlew Portugal Embalagens S.A., Travassô

USA

Rosenlew Inc., Houston, TX

Sales network
(countries listed below)

EUROPE

Austria
Belgium
Bulgaria
Czech Republic
Denmark
Estonia
Finland
France
Germany
Great Britain
Greece
Hungary
Iceland
Ireland
Italy
Latvia
Lithuania
Malta
Netherlands
Norway
Poland
Portugal
Rumania
Russia
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
Ukraine
Yugoslavia

NORTH AMERICA

Canada
Mexico
USA

SOUTH AMERICA

Argentina
Brazil
Chile
Peru
Venezuela

AFRICA

Algeria
Egypt
Morocco
South Africa

ASIA

China
Cyprus
Hong Kong
India
Indonesia
Israel
Japan
Jordan
Lebanon
Malaysia
Republic of Korea
Philippines
Singapore
Sri Lanka
Syria
Taiwan
Thailand
United Arab Emirates

OCEANIA

Australia
New Zealand


Juha Niemelä
President & CEO
Converting Industry
Pentti Kallio
Wood Products Industry
Kari Makkonen
Paper Industry
Jussi Pesonen, SEVP & COO
STAFF FUNCTIONS
Martin Granholm,
SEVP
Finance
Kari Toikka, CFO
Strategic Development
Heikki Sara
Senior Financial Advisor
Jan-Henrik Kulp
Procurement & Logistics
Georg Holzhey
Global Marketing
Hannu Schildt
Business and Technology Optimisation
Matti Lievonen
HR & IT
Harald Finne
Haindl Integration
Matti J Lindahl
Magazine Paper Division
Markku Tynkkynen
Newsprint Division
Hartmut Wurster
Fine & Speciality Paper Division
Jyrki Ovaska

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Staff Functions

UPM-Kymmene Corporation
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 110
http://www.upm-kymmene.com

UPM-Kymmene Corporation
Corporate Communications
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 0308

UPM-Kymmene Corporation
Investor Relations
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 0033
Fax +358 204 15 0303
E-mail: ir@upm-kymmene.com

UPM-Kymmene Paper Industry

UPM-Kymmene Magazine Papers
Staff functions
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 110

UPM-Kymmene Newsprint
Staff functions
Georg-Haindl-Strasse 5
D-86153 Augsburg
Deutschland
Tel. +49 821 31090
Fax +49 821 3109 156

UPM-Kymmene Fine and Speciality Papers
Staff functions
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 110

Converting Industry

UPM-Kymmene Converting Industry
Staff functions
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 0736

Wood Products Industry

UPM-Kymmene Wood Products Industry
Staff functions
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 0388

Printed by
F.G. Lönnberg

Paper
Nordland Papier AG, a member of the UPM-Kymmene Group
Pages: UPM Finesse 500, 135 g/m²
Cover: UPM Finesse 500, 250 g/m²

UPM

UPM-Kymmene Group
Eteläesplanadi 2
P.O. Box 380
FIN-00101 Helsinki
Tel. +358 204 15 111
Fax +358 204 15 110
http://www.upm-kymmene.com



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2002

UPM-KYMMENE CORPORATION

By: ____________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ____________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations